Form 20-F
Above Food Ingredients Inc.
filed 2024-07-08
CIK 1979484

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

☐      REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐      ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

OR

☐      TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☒      SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report June 28, 2024

Commission File No. 333-275005

Above Food Ingredients Inc.

(Exact name of registrant as specified in its charter)

Not applicable

(Translation of registrant’s name into English)

Canada

(Jurisdiction of incorporation or organization)

2305 Victoria Avenue #001

Regina, Saskatchewan, S4P 0S7

306-779-2268

(Address of principal executive offices)

Corporation Services Company

251 Little Falls Drive

Wilmington, DE 19808

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Trading Symbol(s)	Name of each exchange on which registered:
Common Shares	ABVE	The Nasdaq Global Market LLC
Warrants, each exercisable for one common share	ABVE.W	The Nasdaq Global Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the shell company report:

On June 28, 2024, the issuer had 27,804,607 common shares outstanding, without nominal or par value.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17  ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☐

TABLE OF CONTENTS

i

EXPLANATORY NOTE

On June 28, 2024 (the “Closing Date”), Above Food Ingredients Inc., a corporation organized under the laws of Alberta, Canada (“New Above Food” or “TopCo”) closed the previously announced business combination (the “Business Combination”) pursuant to that certain business combination agreement, dated as of April 29, 2023, as amended by that certain Amendment No. 1 to Business Combination Agreement dated March 12, 2024 (as amended, the “Business Combination Agreement”), by and among New Above Food, Bite Acquisition Corp., a Delaware corporation (“Bite”), Above Food Corp., a corporation existing under the laws of Alberta, Canada (“Above Food”) and Above Merger Sub, Inc., a Delaware corporation (“Merger Sub”).Capitalized terms used and not otherwise defined in this Shell Company Report on Form 20-F have the respective meanings given to those terms in the Proxy Statement/Prospectus (the “Proxy Statement/Prospectus”), forming part of the Registration Statement on Form F-4 of New Above Food, as amended (Registration No. 333-275005), which was declared effective by the SEC on April 8, 2024 (the “Registration Statement”).

Prior to the closing of the Business Combination (the “Closing”), Above Food continued from the laws of Saskatchewan to a corporation under the laws of the Province of Alberta pursuant to the Business Corporations Act (Alberta) and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time (“ABCA”). On the Closing Date, several transactions were completed pursuant to the Business Combination Agreement and the plan of arrangement under the laws of Alberta, Canada that was effected pursuant to the terms of the Business Combination Agreement, including:

•	Above Food’s shareholders effected a share exchange (the “Share Exchange”), pursuant to which, among other things, Above Food’s shareholders contributed to New Above Food all of the issued and outstanding equity of Above Food in exchange for newly issued common shares of New Above Food (“New Above Food Common Shares”), Class A Earnout Shares of New Above Food as described in the articles of New Above Food (“New Above Food Class A Earnout Shares”) and Class B Earnout Shares of New Above Food as described in the articles of New Above Food (“New Above Food Class B Earnout Shares”), and after giving effect to the Share Exchange, Above Food became a direct, wholly owned subsidiary of New Above Food;

•	on the Closing Date and following the completion of the Share Exchange, Merger Sub merged with and into Bite (the “Merger”), with Bite surviving as a direct, wholly owned subsidiary of New Above Food; and

•	As a result of the Merger, (i) each issued and outstanding share of Bite’s common stock was automatically converted into and exchanged for one New Above Food Common Share and (ii) each issued and outstanding warrant to purchase shares of Bite’s common stock was, pursuant to the terms of the Warrant Agreement, dated February 11, 2021, between Bite and Continental Stock Transfer & Trust Company (the “Bite Warrant Agreement”), automatically converted into one warrant to purchase New Above Food Common Shares (each, a “New Above Food Warrant”), and all rights with respect to shares of Bite’s common stock underlying such warrants were automatically converted into rights with respect to New Above Food Common Shares (each converted Bite warrant, a “New Above Food Listed Warrant”) and (iii) each outstanding warrant issued by Above Food to purchase Above Food common shares (each, a “Above Food Warrant”) automatically converted into one New Above Food Warrant, and in each case, New Above Food issued a number of New Above Food Common Shares and New Above Food Warrants in accordance with the Business Combination Agreement.

Prior to the Business Combination, New Above Food did not conduct any material activities other than those incidental to its formation and the matters contemplated by the Business Combination Agreement, such as the making of certain required securities law filings and the establishment of certain subsidiaries. Upon the closing of the Business Combination, New Above Food became the direct parent of Above Food, an Alberta-based innovative food company leveraging its vertically integrated supply chain to deliver differentiated ingredients and consumer products.

New Above Food Common Shares and New Above Food Listed Warrants are currently listed on the Nasdaq Global Market (“Nasdaq”) under the symbols “ABVE” and “ABVE.W”, respectively.

Except as otherwise indicated or required by context, references in this Shell Company Report on Form 20-F (the “Report”) to “we”, “us”, “our”, “TopCo,” “New Above Food” or the “Company” refer to Above Food Ingredients Inc., a corporation organized under the laws of Alberta, Canada, and its consolidated subsidiaries.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements made in this Report, including the description of the transactions, agreements and other information contained herein and the exhibits hereto, as well as information incorporated by reference herein are not historical facts but are “forward-looking statements” for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “could,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “suggests,” “targets,” “projects,” “forecast” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events, the estimated or anticipated future results and benefits of New Above Food following the Business Combination, future opportunities for New Above Food, future planned products and services, business strategy and plans, objectives of management for future operations of New Above Food, market size and growth opportunities, competitive position, technological and market trends, and other statements that are not historical facts. These statements are based on the current expectations of New Above Food’s management and are not predictions of actual performance.

These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. All forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of New Above Food, which are all subject to change due to various factors. Any such estimates, assumptions, expectations, forecasts, views or opinions, whether or not identified in this Report, should be regarded as indicative, preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results.

Many actual events and circumstances are beyond the control of New Above Food. These statements are subject to a number of risks and uncertainties regarding New Above Food’s businesses and the Business Combination, and actual results may differ materially. These risks and uncertainties include, but are not limited to, general economic, political and business conditions; changes in domestic or foreign business, market, financial, political and legal conditions; failure to realize the anticipated benefits of the Business Combination, including difficulty in integrating the businesses of Bite and Above Food; the risk that the Business Combination disrupts current plans and operations or the ability of New Above Food to grow and manage growth profitably and retain its key employees including its executive team; costs related to the Business Combination; the overall level of demand for New Above Food’s services; general economic conditions and other factors affecting New Above Food’s business; New Above Food’s ability to implement its business strategy; New Above Food’s ability to manage expenses; changes in applicable laws and governmental regulation and the impact of such changes on New Above Food’s business, New Above Food’s exposure to litigation claims and other loss contingencies; the risks associated with negative press or reputational harm; New Above Food’s ability to protect patents, trademarks and other intellectual property rights; any breaches of, or interruptions in, New Above Food’s technology infrastructure; changes in tax laws and liabilities and other factors discussed under the section titled “Risk Factors” in this Report.

Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Actual results could differ materially from those anticipated in forward-looking statements for many reasons, including the factors discussed under the “Risk Factors” section in this Report. Accordingly, you should not rely on these forward-looking statements, which speak only as of the date of this Report. We undertake no obligation to publicly update or revise any forward-looking statement contained in this Report to reflect circumstances or events after the date of this Report or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks described in the reports we will file from time to time with the SEC after the date of this Report.

Although we believe the expectations reflected in the forward-looking statements were reasonable at the time made, we cannot guarantee future results, level of activity, performance or achievements. Moreover, neither we nor any other person assume responsibility for the accuracy or completeness of any of these forward-looking statements. You should carefully consider the cautionary statements contained or referred to in this section in connection with the forward looking statements contained in this Report and any subsequent written or oral forward-looking statements that may be issued by New Above Food or persons acting on its behalf.

PART I.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A. Directors and Senior Management

Unless otherwise indicated, the address of each New Above Food director and executive officer is c/o Above Food Ingredients Inc., 2305 Victoria Avenue #001, Regina, Saskatchewan, S4P 0S7.

The board of directors of New Above Food (“New Above Food Board”) after the closing of the Business Combination consists of seven members:

Chief Executive Officer and Executive Chairman

Lionel Kambeitz is a Founder, President, Chief Executive Officer and Executive Chairman of Above Food. He has served as Above Food’s Chief Executive Officer and as a member of the Above Food board of directors (“Above Food Board”) since September 2020. Mr. Kambeitz is also a Founder of KF Kambeitz Farms Inc. and served as the Executive Chairman of the board of directors from January 2013 to January 2023. Mr. Kambeitz has also been a director of HTC Purenergy Inc. since 1996. He is also a director on the board of Kingsland Energy Corp. and has served as a director on the board of directors since 1995. Mr. Kambeitz is also Chairman of the board of Carbon RX Inc. and a director on the board of directors of Delta CleanTech Inc. Mr. Kambeitz has over three-decades of experience in agriculture, manufacturing, energy and process design as well as extensive executive leadership experience in the agriculture industry. Age 71.

Executive Vice President, Chief Financial Officer and Director

Jason Zhao has served as Above Food’s Chief Financial Officer since October 2021. He founded Odyssey Advisory Services Ltd. in January 2021. Mr. Zhao has also been the Chief Executive Officer of ISTDC Canada Inc. since 2008. From April 2018 to January 2021, Mr. Zhao served as Principal of Virtus Group, Chartered Professional Accountants & Business Advisors LLP, the largest independent Chartered Professional Accountant and Business Advisory firm in Saskatchewan, Canada. He is a Chartered Professional Accountant and a Chartered Business Valuator. Mr. Zhao received a Bachelor’s degree in Business from the University of Alberta. Mr. Zhao has over 20 years of experience building and leading finance teams in accounting firms, private equity, and international companies with significant operating scale and complexity. Age 41.

Non-Executive Directors

Felipe Gomez Garcia has spent the last 27 years of his career with Grupo Industrial Vida S.A. de C.V. (“Grupo Vida”), where he has served as a Member of the board of directors and Chief Executive Officer since January 2017. Grupo Vida, the largest oat milling company in Latin America, has its headquarters in México and also has operations in Canada and Chile. He has been President of the Food Industry Chamber in the State of Jalisco, Mexico; VP of the Confederation of Industrial Chambers in Mexico; and Member of the board of directors of Food Bank in Guadalajara among other positions dedicated to support the most needed communities in Jalisco and Mexico. Mr. Gomez has extensive executive leadership experience and experience serving on various boards of directors for companies in the agriculture industry. Age 50.

Garth Fredrickson is Lead Independent Director of New Above Food. He was an industrial and commercial property developer and a recognized business builder. Mr. Fredrickson has worked at Bison Properties Limited since 1990 as a co-owner and its Vice President. He has also been the President and Owner of Friona Development & Consulting Ltd since 1982. He serves on the board of directors for various private companies, including Atlantis Research Labs, where he has served since January 2015, Pure Jet, Inc., where he has served since June 2019, Bison Properties Limited, where he has served since 1997, and Friona Development & Consulting Ltd, where he has served since 1982. He also served on the Board of Governors of the University of Regina from 1998 to 2004, and as the Chairman of the Board of Governors during that period. Mr. Fredrickson received a Bachelor of Arts degree from the University of Regina in 1979. Age 68.

Alberto Ardura González served as Bite’s Chief Executive Officer from Bite’s inception and served on the Bite board of directors (“Bite Board”), and has served as the Chairman of the Bite Board since December 31, 2022, through the Closing of the Business Combination. He has more than 35 years of experience in the financial industry and has advised numerous companies on M&A transactions and on structuring and underwriting public and private issuances of equity and debt. From 2002 to 2009, Mr. Ardura was the Chief Country Manager and Head of Fixed Income Currencies and Commodities at Merrill Lynch Mexico, S.A. de C.V., the leading investment bank in Mexico at the time. In 2009, Mr. Ardura joined Deutsche Bank, A.G. in New York City as Head of Latin America Capital Markets and Treasury Solutions, advising over 350 clients in raising several hundred billion dollars in debt and equity financing in the public and private markets, as well as advising several clients in restructurings transactions. During such time, Mr. Ardura was also responsible for Deutsche Bank’s local operations in Brazil, Mexico, Chile, Perú and Argentina, and was a member of Deutsche Bank’s Global Emerging Markets Committee, Latin America Investment Committee, and Americas Investment Banking Executive Committee. He was later appointed as Vice Chairman of Corporate Finance for Latin America. From 2017 to 2019, he was a Managing Director leading the Latin America Investment Banking and Client Coverage division at Nomura Securities, Inc. In 2019, Mr. Ardura founded his own advisory firm, Pier A Capital Solutions, Inc., focusing on M&A and private debt and equity financing transactions for clients across Latin America. Mr. Ardura has served on several boards of directors including Banca Promex, S.A. de C.V., Valores Finamex, S.A. de C.V. Merrill Lynch México, and Casa de Bolsa, S.A. de C.V. He currently serves as an independent board member of HSBC México, S.A., the banking subsidiary of Grupo HSBC, and also serves on the boards of its insurance, broker dealer and asset manager subsidiaries. Mr. Ardura is also an independent board member of Dimex Capital, SA deCV and FinMédica, S.A, and is also a board member of Eric Kayser México, S.A.P.I. de C.V. Mr. González has over three-decades of experience in the financial industry as well as his extensive executive leadership experience and board service positions. Age 61.

Chief Reginald Bellerose is a political leader and business leader. Mr. Bellerose has served as a director and a member of the Audit & Finance Committees of Encanto Potash Corp. since 2020 and 2022, respectively. Mr. Bellerose is also a director at five private companies, including Carbon RX Inc., where he has served since November 2022, Atamipek, where he has served since December 2018, 102005647 Saskatchewan Ltd, where he has served since January 2017, KDM Business Development Corp., where he has served since 2009, and Saskatchewan Indian Gaming Authority, where he has served as the Chairman of the board since February 2008. Mr. Bellerose has served as the President of both Muskowekwan Resources Ltd. since 2010 and of KDM Business Development Corp. since 2009. He served for 17 consecutive years, until 2021, as Chief of Muskowekwan First Nation. Mr. Bellerose holds a Master’s Certificate in Project Management from the University of Saskatchewan and a Bachelor of Arts in History and Political Science from Concordia University in Edmonton. Mr. Bellerose has served in various leadership positions in politics, business and has extensive board service positions. Age 56.

Agustin Tristan Aldave is a consultant for an array of companies in the financial industry and develops restaurants, franchises, ready-to-eat and ready-to-drink products, including developing a bottling company, as well as a food delivery platform to take healthy food and beverages to industrial areas. Mr. Tristan has served as a director and the CEO at the Agrinam Acquisition Corporation since August 2021. Further, Mr. Tristan also serves as a director and the CEO of two private companies, including Lexington Capital, S.A.P.I. de C.V. (“Lexington”), where he has served since April 2017, and Demeter Capital, S.A.P.I. de C.V., where he has served since August 2016. Mr. Tristan received a Bachelor of Science in Industrial Engineering in 2008 from the University of Alabama and a Master of Business Administration from the same university in 2010. Mr. Tristan has extensive experience serving on various boards, working on food product development and consulting in the financial and manufacturing industries. Age 38.

The executive officers of New Above Food after the closing of the Business Combination consists of two additional individuals:

Vice President of Consumer Brands

Martin Williams is a Co-Founder of Above Food and the President and Chief Innovation Officer of AFBI, a wholly owned subsidiary of Above Food. He has served as the President and Chief Innovation Officer of AFBI since January 2021. Mr. Williams has been a visiting professor at CEDIM México since December 2018, where he teaches a class on adaptive strategy as part of the Master’s in Business Innovation program. Before founding Above Food, Mr. Williams held various leadership roles at global management consulting firms, such as Fahrenheit 212, which was acquired by Capgemini SE (PA: CAP), and Idea Couture Inc., which was acquired in 2016 by Cognizant Technology Solutions (NASDAQ: CTSH), until July 2019, including Senior Vice President and Global Head of Strategy. Mr. Williams attended OCAD University in Toronto where he studied industrial design with a specialization in applied innovation.

Vice President of Origination and Regenerative Agriculture

Tyler West is a Founder of Above Food and, since 2016, a Founder and President and Chief Executive Officer of Purely Canada Foods Corp. (“PCFC”), now a wholly owned subsidiary of Above Food. He has served as a member of the PCFC board of directors since October 2016 and as a member of the Above Food Board since January 2023 and as President and Chief Executive Officer of PCFC since October 2017. Mr. West received a Bachelor of Science degree in Agricultural Business and Management at the University of Missouri-Columbia.

Corporate Governance

New Above Food Common Shares and New Above Food Listed Warrants are currently listed on Nasdaq under the symbols “ABVE” and “ABVE.W,” respectively. As of the Closing, New Above Food is subject to the Nasdaq corporate governance requirements (the “Nasdaq Listing Rules”) on an ongoing basis.

The Canadian Securities Administrators (the “CSA”) have issued corporate governance guidelines pursuant to National Policy 58-201 — Corporate Governance Guidelines (the “Corporate Governance Guidelines”), together with certain related disclosure requirements pursuant to National Instrument 58-101 — Disclosure of Corporate Governance Practices (“NI 58-101”). The Corporate Governance Guidelines are recommendations respecting reporting issuer corporate governance, including the CSA’s recommendations on the composition of a company’s board of directors (or similar body for a non-corporate entity), director independence, board mandates and position descriptions for the board chair, committee chairs, and the Chief Executive Officer, orientation and continuing education, written codes of conduct or ethics, nomination of directors, compensation and regulator board assessments.

New Above Food recognizes that good corporate governance plays an important role in its overall success and in enhancing shareholder value and, accordingly, has adopted, certain corporate governance policies and practices that reflect its consideration of the recommended Corporate Governance Guidelines.

The disclosure set out below includes disclosure required by NI 58-101 describing New Above Food’s anticipated approach to corporate governance in relation to the Corporate Governance Guidelines and the Nasdaq Listing Rules.

Election and Appointment of Directors

Under the New Above Food Articles, the New Above Food Board shall consist of a minimum of 1 and a maximum of 15 directors. Under the provisions of the ABCA if New Above Food is a “reporting issuer” in any jurisdiction of Canada the New Above Food Board shall not have less than 3 directors.

Unless otherwise required by the ABCA or the New Above Food Articles, at all meetings of shareholders, every question will be decided by a majority of the votes cast on the question. In case of an equality of votes on any question, the chair of the meeting will not be entitled to a second or casting vote.

A resolution in writing signed by all the directors entitled to vote on that resolution at a meeting of directors or committee of directors is as valid as if it had been passed at a meeting of directors or committee of directors, as the case may be. A resolution in writing dealing with all matters required by the ABCA to be dealt with at a meeting of directors, and signed by all the directors entitled to vote at that meeting, satisfies all the requirements of the ABCA relating to meetings of directors.

Each director shall hold office until the next annual general meeting and until his or her successor is elected and duly qualified, subject to prior death, resignation, retirement, disqualification or removal from office.

Director Independence

The New Above Food Board has determined that each of Felipe Gomez Garcia, Garth Frederickson, Chief Reginald Bellerose, Alberto Ardura González and Agustin Tristan Aldave qualify as “independent directors”, as defined under the rules of Nasdaq and NI 58-101 and the New Above Food Board consists of a majority of “independent directors”, as defined under the rules of the SEC and Nasdaq relating to director independence requirements. In addition, the New Above Food Board is subject to the rules of the SEC and Nasdaq relating to the membership, qualifications, and operations of the audit committee, as discussed below.

Committees of the New Above Food Board of Directors

As of the Closing of the Business Combination, New Above Food Board established three standing committees: an audit and risk committee, nominating committee and a compensation committee. The written charter for each of the New Above Food Board committees is posted on our website at https://abovefood.com/investors/.

Audit and Risk Committee

We have established an audit and risk committee comprised of Garth Frederickson, Alberto Ardura González and Agustin Tristan Aldave, with Alberto Ardura González serving as chairperson, each of whom meet the independence requirements set forth in Rule 10A-3 under the Exchange Act and applicable Nasdaq Listing Rules. Each member of the audit committee is financially literate, and the New Above Food Board has determined that Alberto Ardura González qualifies as the “audit committee financial expert,” as such term is defined in Item 407 of Regulation S-K and qualifies as an “audit committee financial expert”, as such term is defined in the rules of the SEC and applicable Nasdaq Listing Rules.

The audit and risk committee is, among other things, directly responsible for the appointment, compensation, retention and oversight of the work of New Above Food’s independent auditor, including overseeing the qualifications and independence of our outside auditor, overseeing management’s conduct of our financial reporting process (including the development and maintenance of systems of internal accounting and financial controls), overseeing the integrity of our financial statements, overseeing the performance of the internal audit functions, preparing certain reports required by the rules and regulations of the SEC, reviewing the results and scope of the audit and other accounting related services, and overseeing New Above Food’s compliance with legal and regulatory requirements.

Compensation Committee

We have established a compensation committee comprised of Garth Frederickson and Agustin Tristan Aldave, with Agustin Tristan Aldave serving as chairperson, each of whom meet the independence requirements set forth in Rule 10C-1 under the Exchange Act and applicable Nasdaq Listing Rules.

The compensation committee is, among other things, directly responsible for reviewing and approving, or recommending to the New Above Food Board for approval, compensation of the Chief Executive Officer and other executive officers, making recommendations to the New Above Food Board with respect to director compensation, overseeing the succession planning process, overseeing the administration of New Above Food’s incentive compensation plans, and preparing any report on executive compensation required by the rules and regulations of the SEC.

Nominating and Governance Committee

We have established a nominating and governance committee comprised of independent directors, Chief Reginald Bellerose and Felipe Gomez Garcia, with Chief Reginald Bellerose serving as chairperson.

The nominating and governance committee is, among other things, directly responsible for overseeing the selection of persons to be nominated to serve on the New Above Food Board, making recommendations to the New Above Food Board with respect to committee members and chairs, annually evaluating the committees, and overseeing and developing New Above Food’s corporate governance practices.

Diversity

The New Above Food Board has not adopted any policies that address the identification and nomination of women or other diverse candidates to the New Above Food Board or to management of New Above Food. The New Above Food Board recognizes the importance and benefit of having a board of directors and senior management composed of highly talented and experienced individuals having regard to the need to foster and promote diversity among board members and senior management with respect to attributes such as gender, ethnicity and other factors. In support of this goal, the compensation committee intends to, when identifying candidates to nominate for election to the New Above Food Board or appoint as senior management or in its review of senior management succession planning and talent management:

• consider individuals who are highly qualified, based on their talents, experience, functional expertise and personal skills, character and qualities having regard to New Above Food’s current and future plans and objectives, as well as anticipated regulatory and market developments;

• consider criteria that promote diversity, including with regard to gender, ethnicity, and other considerations;

• consider the level of representation of women on its board of directors and in senior management positions, along with other markers of diversity, when making recommendations for nominees to the New Above Food Board or for appointment as senior management and in general with regard to succession planning for the New Above Food Board and senior management; and

• as required, engage qualified independent external advisors to assist the New Above Food Board in conducting its search for candidates that meet the board of directors’ criteria regarding skills, experience and diversity.

At the present time, there are no women serving on the New Above Food Board.

B. Advisers

Latham & Watkins LLP, 811 Main Street, Suite 3700, Houston, TX 77002, has acted as U.S. securities counsel for New Above Food and Above Food and is continuing to act as U.S. securities counsel to New Above Food following the closing of the Business Combination.

Gowling WLG (Canada) LLP, 1600, 421 7th Avenue SW, Calgary, Alberta, T2P 4K9, Canada, has acted as counsel for New Above Food and Above Food with respect to Canadian law and is continuing to act as counsel for New Above Food with respect to Canadian law following the closing of the Business Combination.

C. Auditors

For the fiscal years ended January 31, 2024 and 2023, Ernst & Young LLP, Chartered Professional Accountants, 409 — 3rd Ave S, Saskatoon, SK S7K 5R5, Canada, has acted and will act going forward as independent registered public accounting firm for Above Food and New Above Food, respectively.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. [Reserved]

B. Capitalization and Indebtedness

The following table sets forth the capitalization of New Above Food on an unaudited pro forma combined basis as of January 31, 2024, after giving effect to the Business Combination.

As of January 31, 2024
(in CAD $ million)
Cash and cash equivalents	1.5
Total liabilities	334.7
Equity	(186.4)
Share Capital	(68.9)
Retained earnings	(117.7)

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

The risk factors related to the business and operations of New Above Food are described in the Proxy Statement/Prospectus under the section titled “Risk Factors,” which is incorporated herein by reference.

On December 27, 2022, the U.S. Department of the Treasury issued a notice that provides interim operating rules for the excise tax, including rules governing the calculation and reporting of the excise tax, on which taxpayers may rely until the forthcoming proposed Treasury Regulations addressing the excise tax are published. Although such notice clarifies certain aspects of the excise tax, the interpretation and operation of other aspects of the excise tax remain unclear, and such interim operating rules are subject to change.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

The legal name of the company is Above Food Ingredients Inc. New Above Food was incorporated as a corporation organized under the laws of Alberta, Canada (formerly known as 2510169 Alberta Inc.) on April 18, 2023. The address of the registered office of New Above Food is 2305 Victoria Avenue #001, Regina, Saskatchewan, S4P 0S7 and the telephone number of New Above Food is +1 (306) 779-2268.

See “Explanatory Note” in this Report for additional information regarding New Above Food and the Business Combination. Certain additional information about New Above Food is included in the Proxy Statement/Prospectus under the section titled “Information Related to New Above Food” and is incorporated herein by reference. The material terms of the Business Combination are described in the Proxy Statement/Prospectus under the section titled “The Business Combination Proposal,” which is incorporated herein by reference.

New Above Food is subject to certain of the informational filing requirements of the Securities Exchange Act of 1934, as amended (“Exchange Act”). Since New Above Food is a “foreign private issuer”, it is exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and the officers, directors and principal shareholders of New Above Food are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act with respect to their purchase and sale of New Above Food Common Shares. In addition, New Above Food is not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. public companies whose securities are registered under the Exchange Act. However, New Above Food is required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. The SEC also maintains a website at http://www.sec.gov that contains reports and other information that New Above Food files with or furnishes electronically to the SEC.

The website address of New Above Food is https://abovefood.com. The information contained on the website does not form a part of, and is not incorporated by reference into, this Report.

B. Business Overview

Prior to the Business Combination, New Above Food did not conduct any material activities other than those incidental to its formation and the matters contemplated by the Business Combination Agreement, such as the making of certain required securities law filings and the establishment of certain subsidiaries. Upon the closing of the Business Combination, New Above Food became the direct parent of, and conducts its business through Above Food, an Alberta-based innovative food company leveraging its vertically integrated supply chain to deliver differentiated ingredients and consumer products.

Information regarding the business of Above Food is included in the Proxy Statement/Prospectus under the sections titled “Business of Above Food and Certain Information about Above Food” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Above Food,” which are incorporated herein by reference.

C. Organizational Structure

Upon the closing of the Business Combination, Above Food became a direct, wholly owned subsidiary of New Above Food. The organizational chart of New Above Food is included on page 36 of the Proxy Statement/Prospectus and is incorporated herein by reference.

D. Property, Plant and Equipment

New Above Food’s property, plants and equipment are held through Above Food and its subsidiaries. Information regarding New Above Food’s property, plants and equipment is included in the Proxy Statement/Prospectus under the sections titled “Business of Above Food and Certain Information about Above Food—Manufacturing” and “Business of Above Food and Certain Information about Above Food—Facilities” and are incorporated herein by reference.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Following and as a result of the Business Combination, the business of New Above Food is conducted through Above Food, its direct, wholly owned subsidiary, as well as the direct, and indirect subsidiaries of Above Food.

The following discussion and analysis of the financial condition and results of operations of Above Food for the years ended January 31, 2024 and January 31, 2023, is based on Above Food’s financial information prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”). Some of the information contained in this discussion and analysis or set forth elsewhere in this Proxy Statement/Prospectus, including information with respect to Above Food’s plans and strategy for its business, includes forward-looking statements that involve risks and uncertainties.

Company Overview

Above Food is a regenerative ingredient company with a vertically integrated supply chain that produces products made with carefully sourced ingredients, with a priority on chain of custody, nutrition, flavor and transparency. Above Food’s vision is to create a healthier world – one seed, one field, and one bite at a time. With a priority on chain of custody plant proteins, enabled by scaled operations and infrastructure in primary agriculture and ingredient processing, Above Food aims to deliver food to business and consumers with traceability, quantifiable sustainability, and nutrient density.

Above Food’s ingredients are inside some of the most successful branded consumer products, with products available online and in natural grocers across Canada and the USA. Our railway infrastructure, grain storage terminals, private railcar fleet, and strategic farm acres provide reliability and agility across the supply chain. From partnering to purchase next year’s planting seed to measuring the results of regenerative farming practices, we take the long view. We believe Above Food is poised to expand its platform through innovation and organic growth along with acquisition opportunities in the regenerative ingredient space.

Above Food has three main product lines and operates in two reportable segments: Disruptive Agriculture and Rudimentary Ingredients, and Consumer Packaged Goods (“CPG”). The Disruptive Agriculture and Rudimentary Ingredients segment concentrates on the provisioning of discrete genetics, origination, purchasing, grading, primary processing and sale of regeneratively grown grain, as well as the origination, purchase, and sale of bespoke ingredients products, processed primarily through the Company-owned ingredient facilities. The CPG segment formulates, manufactures, sells, distributes, and markets proprietary consumer product formulations in owned brands and focuses on manufacturing and distribution for private-labeled retail owned brands. The Company also has a corporate department that carries out the centralized functions of accounting, treasury, information technology, legal, and human resources. Given that this department does not undertake business activities and does not recognize revenue that are more than incidental to the Company’s activities, it is not considered to be a separate operating segment.

Above Food has experienced a decrease in sales for the year ended January 31, 2024 (“FY24”) in comparison to the year ended January 31, 2023 (“FY23”), with both years having a large increase over the year ended January 31, 2022 (“FY22”). Revenues decreased to $368.4 million for FY24 from $396.5 million for FY23. Revenues for FY22 were $198.9 million. Disruptive Agriculture and Rudimentary Ingredients revenues decreased to $356.4 million in FY24 from $387.0 million in FY23, which increased from $198.7 million in FY22. CPG revenues increased to $11.6 million in FY24 from $9.4 million FY23, largely due to acquisitions that closed in May and June 2022 being included in the full FY24, compared to partial inclusion in FY23 (from the respective dates of acquisition to January 31, 2023). CPG revenues in FY22 were approximately $0.2 million, as the Company launched this division towards the end of calendar 2021.

We have generated a net loss in each of FY24, FY23, and FY22. Net losses in FY24, FY23, and FY22 were $53.3 million, $45.5 million, and $5.8 million, respectively. The Company incurred significant losses in FY24 and FY23 due to significant professional fees relating to consulting and accounting as the Company prepared to go public, expenditures in order to fulfill sales contracts, continued investment in innovation and growth of our business, and implementation of the systems, processes and tools necessary to be publicly traded. The loss in FY22 was largely related to expenses incurred in scaling up the business and beginning the process to go public. These losses specifically relate to operations, interest, and income taxes and do not reflect specific capital expenditures or acquisitions.

Growth Strategy and Outlook

A key component of Above Food’s growth strategy is organic or internal growth with the intent of delivering profitable and sustainable revenue growth through the sale of existing higher margin products; expanding into new channels and attracting new customers; introducing higher margin products; building strategic partnerships through consumer and customer insights and investing in continuous improvement in our plants and our organization to improve efficiencies and simplify the business; growth through acquisitions; and securing long-term contracts. A significant percentage of the Disruptive Agriculture and Rudimentary Ingredients revenue is contracted over 3 to 12 months with our customers. Our contracts have terms that allow for cancellation upon events of force majeure. While we believe contractual relationships with our customers will result in revenues being stable over time, we have experienced and may experience fluctuations in our revenues.

The Business Combination and Public Company Costs

On April 29, 2023, Above Food, New Above Food and Merger Sub, entered into the Business Combination Agreement with Bite to consummate the Business Combination. Existing Above Food shareholders, including management rolled over 100% of their equity into the combined company. Following the closing of the Business Combination, Above Food shareholders remained majority shareholders with an approximate 59.74% ownership. Above Food shareholders received common shares valued at US $10.00 per share of New Above Food in the Business Combination. Upon consummation of the Business Combination, New Above Food became listed on Nasdaq, and Bite’s listing on the NYSE was terminated.

The Business Combination was structured as follows:

(a)             Prior to the Closing, Above Food continued from the laws of Saskatchewan to a corporation under the laws of the Province of Alberta pursuant to the ABCA;

(b)             On the Closing Date and pursuant to a court-approved plan of arrangement, Above Food’s shareholders effected the Share Exchange, pursuant to which, among other things, Above Food’s shareholders contributed to New Above Food all of the issued and outstanding equity of Above Food in exchange for newly issued New Above Food Common Shares, New Above Food’s Class A Earnout Shares and New Above Food’s Class B Earnout Shares, and after giving effect to the Share Exchange, Above Food became a direct, wholly owned subsidiary of New Above Food. The New Above Food Class A Earnout Shares and New Above Food Class B Earnout Shares are convertible into common shares of New Above Food if certain vesting conditions are met. In addition, the New Above Food Common Shares issued as part of the consideration of the Merger that were issued to Smart Dine, LLC, a Delaware limited liability company (“Sponsor”), at the Closing in exchange for Bite founder shares that were held by the Sponsor, will be subject to vesting conditions identical to the New Above Food Class A Earnout Shares and New Above Food Class B Earnout Shares, and will be forfeited if such conditions are not satisfied; and

(c)             On the Closing Date and following the completion of the Share Exchange, Merger Sub merged with and into Bite, with Bite surviving as a direct, wholly owned subsidiary of New Above Food. As a result of the Merger, (i) each issued and outstanding share of Bite’s common stock is no longer outstanding and was automatically converted into and exchanged for one New Above Food Common Share and (ii) each issued and outstanding warrant to purchase shares of Bite’s common stock is no longer outstanding and was, pursuant to the terms of the Warrant Agreement, automatically converted into and became one warrant to purchase New Above Food Common Shares, and all rights with respect to shares of Bite’s common stock underlying such warrants were automatically converted into rights with respect to New Above Food Common Shares, in each case, with New Above Food issuing a number of New Above Food Common Shares and warrants in accordance with the Warrant Agreement.

(d)             Prior to the Closing Date, Above Food issued Above Food common shares in exchange for cash proceeds of USD $5.0 million and USD $5.3 million to Brotalia, S.L. (“Brotalia”) and Veg House Holdings Inc. (“Veghouse”) stockholders, respectively, and for prepaid deposit of USD $3.2 million to Veghouse for future goods or services to be provided to New Above Food. Upon completion of the Business Combination, Above Food’s existing shareholders, Bite’s public stockholders, Bite’s initial stockholders (including the Sponsor), Brotalia stockholders, Veghouse stockholders, the ANF stockholders and the lenders (“Lenders”) own the following percentages of New Above Food Common Shares, not including the Above Food Earnout Shares. The amount of New Above Food Common Shares to be owned by the Lenders represents the conversion of the USD $4.9 million of lender financing outstanding and the associated USD $1.2 million of interest accrued up to January 31, 2024 into New Above Food Common Shares at a deemed value of USD $10 per share, excluding 36,681 New Above Food Common Shares expected to be issued for the interest accrued from February 1, 2024 to the Closing Date. The equity value outlined below is calculated assuming a share price of USD $10 per share issued.

	$	Shares	% of Total
Bite public stockholders	$504,380	50,438	0.2%
Bite initial stockholders (1)	$57,900,000	5,790,000	20.8%
Lenders (2)	$10,973,850	1,097,385	3.9%
Existing Above Food shareholders	$166,099,810	16,609,981	59.7%
Brotalia shareholders (3)	$18,000,000	1,800,000	6.5%
Veghouse shareholders (4)	$8,525,500	852,550	3.1%
ANF shareholders (5)	$16,042,529	1,604,253	5.8%
Total shares issued at close (6)	278,046,069	27,804,607	100.0%

Per Share Value:
Shares outstanding, excluding additional dilution sources (7)	10.00
Shares outstanding, fully diluted (8)	9.12

Additional dilution sources	Shares	% of Total (19)	Per share value (20)
Public warrants (9)	10,000,000	19.3%	10.40
Private placement warrants (10)	275,000	0.5%	10.01
Warrants underlying Sponsor Convertible Promissory Note (11)	75,000	0.1%	10.00
Above Food earn out shares (12)	6,113,742	11.8%	8.20
Above Food restricted share units (13)	1,514,459	2.9%	9.48
Above Food options - Tranche 1 (14)	1,567,036	3.0%	9.84
Above Food options - Tranche 2 (15)	1,661,701	3.2%	10.42
Above Food options - Tranche 3 (16)	126,204	0.2%	10.07
Above Food OTM warrants (17)	2,375,455	4.6%	10.26
ANF earn out shares (18)	220,000	0.4%	9.92
Total Additional Dilution Sources (19)	23,928,597	46.0%	9.12

Total shares assuming full dilution	51,733,204

(1)	Consists of 5,640,000 private shares currently outstanding, plus 150,000 shares underlying the Sponsor Convertible Promissory Note (as to which the Sponsor has agreed, pursuant to the Sponsor Support Agreement, to convert $1.5 million of the outstanding principal into Bite units immediately prior to the effective time of the Merger, which units will then, in accordance with the terms of the Business Combination Agreement, convert into one New Above Food Common Share and one half of a warrant to acquire a New Above Food Common Share, with a strike price of $11.50).

(2)	Represents the conversion of the lender financing entered into prior to the Business Combination, into New Above Food Common Shares at a deemed value of $10 per share. The interest amount was calculated as the amount accrued at the Closing Date.

(3)	In connection with the close of the transaction with Bite, Above Food issued Above Food common shares prior to the completion of the Business Combination to obtain financing of US $5.0 million from the shareholders of Brotalia and acquire the business of Brotalia. As the acquisition of Brotalia was not deemed to be significant within the meaning of Regulation S-X Rule 3-05, this acquisition is not reflected in the Pro forma financial information included elsewhere in this 20-F and accordingly the shares issued are also not included in such pro forma financial information.

(4)	In connection with the close of the transaction with Bite, Above Food issued 852,550 Above Food common shares prior to the completion of the Business Combination for cash proceeds of US $5.3 million from Veghouse and prepaid deposit of US $3.2 million.

(5)	In connection with the close of the transaction with Bite, Above Food acquired the remainder of the interest in ANF it did not own. The consideration paid was settled in Above Food common shares prior to the completion of the Business Combination. As the acquisition of the remaining interest in ANF was not deemed to be significant within the meaning of Regulation S-X Rule 3-05, this acquisition is not reflected in the Pro forma financial information included elsewhere in this 20-F and accordingly the shares issued are also not included in such pro forma financial information.

(6)	These equity values were calculated based on the number of shares outstanding at the closing of the Business Combination and the per share value of $10 per New Above Food Common Share.

(7)	Calculation of value per share does not take into account the additional sources of dilution, as described in notes 9 through 18 below.

(8)	Calculation of value per share takes the issuance of the maximum amount of New Above Food Common Shares in connection with the additional dilution sources, as described in notes 9 through 18 below. In addition, calculation of value per share in the rows entitled “Public Warrants” and “Private placement warrants” and “Warrants underlying Sponsor Convertible Promissory Note” is based on the applicable Total Equity Value Post-Redemptions plus the full exercise of the applicable maximum number of Warrants at $11.50 per share for a total cash exercise price of approximately $115.0 million in the row entitled “Public Warrants,” approximately $3.2 million in the row entitled “Private placement warrants” and approximately $0.9 million in the row entitled “Warrants underlying Sponsor Convertible Promissory Note.”

(9)	This row assumes exercise of all Public Warrants outstanding as of January 31, 2024, to purchase 10,000,000 shares of Bite common stock.

(10)	This row assumes exercise of all private placement warrants outstanding as of January 31, 2024, to purchase 275,000 shares of Bite common stock.

(11)	This row assumes that the maximum amount permitted under the Sponsor Convertible Promissory Note to be converted into Bite units in the aggregate amount of $1,500,000 is converted into Bite units at a price of $10.00 per unit, as required by the terms of the Sponsor Support Agreement, and that the 75,000 warrants included in such units are all exercised.

(12)	This row assumes that all of the Above Food Earnout Shares are converted into New Above Food Common Shares. The Above Food Earnout Shares will only be converted into New Above Food Common Shares if certain conditions are satisfied within five years following the Closing Date, as described in this 20-F.

(13)	This row represents all of the 1,514,459 shares issuable to Above Food’s employees pursuant to restricted share units that will begin vesting upon the consummation of the Business Combination and pursuant to employment agreements.

(14)	This row assumes that all of the first tranche of Above Food’s options (“Above Food Options T1”) are converted into New Above Food Common Shares.

(15)	This row assumes that all of the second tranche of Above Food’s options (“Above Food OTM Options T2”) are converted into New Above Food Common Shares.

(16)	This row assumes that all of the third tranche of Above Food’s options (“Above Food OTM Options T3”) are converted into New Above Food Common Shares.

(17)	This row assumes that all of Above Food’s out-of-the-money warrants (“Above Food OTM Warrants”) are converted into New Above Food Common Shares.

(18)	This row assumes the issuance of (i) 100,000 shares payable to ANF securityholders in the first year following the consummation of the ANF Acquisition (“ANF Year One Earnout Shares”) and (i) 120,000 shares payable to ANF securityholders in the second year following the consummation of the ANF Acquisition (“ANF Year Two Earnout Shares” and, together with the ANF Year One Earnout Shares, the “ANF Earnout Shares”). These amounts represent the estimated maximum payout in shares under these earn out arrangements to illustrate the maximum amount of dilution possible to the Bite public stockholder who elect not to redeem their shares may experience in connection with the Business Combination; however, the 220,000 ANF Earnout Shares will be issued in a private placement pursuant to Section 4(a)(2) of the Securities Act after the total number of New Above Food Common Shares payable to the ANF securityholders following the consummation of the ANF Acquisition is determined.

(19)	This row assumes the issuance of all New Above Food Common Shares in connection with each of the additional dilution sources, which equals 23,928,597 New Above Food Common Shares. Percentages in this row represent (a) the foregoing share amount divided by (b) the sum of (i) the amounts included in the row titled “Total Shares Outstanding” plus (ii) the amounts included in the row titled “Total Additional Dilution Sources”. 23,928,597 New Above Food Common Shares in total represents the full amount of shares issuable with respect to the applicable additional dilution source in both the numerator and denominator.

(20)	These columns assume an equity value of New Above Food of $278.0 million. These equity values were calculated based on the number of shares at close and the assumed per share value of $10 per New Above Food Common Share. The per share values are calculated assuming the exercise price is paid for each dilutive instrument (where applicable) and such value is added to the total equity value of New Above Food. The denominator was calculated as the number of shares outstanding, adjusted to include the incremental share count underlying each dilutive instrument.

As a result of the Business Combination, New Above Food became an SEC-registered and Nasdaq-listed company, and its operations represent a continuity of Above Food’s operations. As a public company, New Above Food will be implementing additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. We expect to incur additional annual expenses related to being a publicly listed company including, among other things, additional directors’ and officers’ liability insurance, director fees, reporting requirements of the SEC, transfer agent fees, hiring additional accounting, legal and administrative personnel, increased auditing and legal fees and similar expenses.

Business Trends

Year Ended January 31, 2024, January 31, 2023, and January 31, 2022

We generated a $7.8 million greater net loss in FY24 as compared to FY23, and a $47.5 million greater net loss in FY24 as compared to FY22. The biggest drivers of the increased loss as compared to FY23 were the following:

•	Write-offs and write-downs of inventory of approximately $3 million, contributing to the increased gross loss, including:

o	A $2.7 million write-off of oat inventory due to the discontinuance of our oat grower program; and
o	A $285,000 write-down of CPG inventory that had aged past acceptable dates for retailer.

•	Significant contract washout and cancellation costs, totaling approximately $650K, incurred to exit unfavorable contracts. These costs are incurred for various reasons, including crop damage/failure, transloader delays at ports, and our buyers no longer needing specific product due to mill backlogs or equipment breakdown.

•	Increased professional fees of $3.5 million, relating to increased consulting and accounting expenses assisting in the process of going public.

•	Increased rent of $1.4 million, largely due to the increased operating leases, as well as a full period of consolidating the operations of previous acquirees who rent premises and equipment.

•	Increased interest expense of $2.3 million, relating to the new subordinated convertible loans, the Bank of Nova Scotia loan used for the acquisition of Discovery Seed Labs, and overall increased interest rates on variable rate facilities.

•	An increase to the equity method investment loss of $3.0 million, largely relating to $3.3 million of impairment of the investment in ANF.

Our decreased net loss in FY22 when compared to FY23 and FY24 is largely due to the Company having a stronger gross margin (fewer write-downs/write-offs and costs incurred to exit contracts), lesser selling, general, and administrative costs overall as we had not yet completed acquisitions, no equity method investment loss as compared to FY24 ($3.8 million) and FY23 ($0.8 million), and a lack of impairment of intangible assets as compared to FY24 ($1.8 million) and FY23 ($6.9 million).

Supply chains

We have historically experienced corresponding unfavorable effects of higher raw material costs, higher freight and logistics costs, and supply chain challenges, including supply chain disruptions resulting from labor shortages and disruptions in ingredients. These cost pressures and supply chain challenges have continued through the years ended January 31, 2024 and 2023. We expect these challenges to continue in the 2025 fiscal year. We also continued to see manufacturer and logistics challenges, largely related to ingredient shortages that have contributed to lower sales of our products due to periodic out-of-stock situations. We could experience additional lost sale opportunities if our products are not available for purchase because of continued or expanded disruptions in our supply chain relating to an inability to obtain ingredients or packaging, labor challenges at our logistics providers or our contract manufacturers, or if our customers experience delays in stocking our products.

We have actively engaged with our customers, suppliers, and logistics and transportation providers, to meet demand for our products and to remain informed of any challenges within our business operations. We have also instituted price increases throughout the year ended January 31, 2024. Management believes these price increases and additional cost savings initiatives will enable us to continue to invest in projects that drive growth.

Climate related trends

Our business, industry, customers and others in the agriculture value chain face long-term challenges from climate change, including increasing expectations for climate actions and reductions of GHG emissions. Physical risks from a changing climate can have an impact on our operations, our customers and our supply chain. These include more intense weather events, longer droughts, rising sea levels, and changes in average temperature and precipitation patterns. Global decarbonization ambitions and the resulting energy transition are driving carbon regulations and informing capital allocation priorities of investors. Above Food faces evolving risks related to potential regulatory changes, including carbon pricing. At the same time, a transition to a low-carbon economy could create significant opportunities for Above Food to help growers manage these impacts and improve their resilience by facilitating the adoption of climate-smart agriculture practices and developing products that can improve yields in more challenging conditions. To date, our operations have not been significantly affected by weather related risks, though prices for inputs such as pulses and grains have fluctuated as a result of weather impacts in the past. We mitigate the impact of these changes in pricing in part by using back-to-back forward contracts with price discovery mechanisms, and locking in margins in advance under a merchandising model. These derivative contracts have not been designated as accounting hedges, and thus changes in their fair value affect our earnings immediately.

The impact of climate changes in the operations of our customers is uncertain and may be negative due to changes in rainfall patterns and intensity, shortage of water, changes in sea levels and changes in temperature, among others. These impacts may vary depending on the location and intensity of events, comprising acute risks, including increased severity of extreme climate events, and chronic risks, deriving from long-term changes in climate patterns. The risks of climate change also depend on political, regulatory, legal, technological and market responses. Further, climate change laws could also increase our costs and have an impact on our financial condition and results of operations. We cannot assure that the loss caused by these climate effects on the crops of our growers will be recovered, even in following seasons. As a result, we may be materially adversely affected, and our financial results may significantly vary in each year.

Climate change may also adversely affect our transportation infrastructure and that of logistics and transportation partners. Logistics bottlenecks resulting from poor highway conditions, which are aggravated during certain key planting periods, or resulting from adverse weather conditions or other causes, may delay or prevent the delivery of our products and may have an impact on our financial condition and results of operations.

Acquisitions

The Company has completed certain acquisitions (the “Acquisitions”) in FY24, FY23, and FY22, as described below. The acquisitions were funded with a combination of cash and shares. The results of operations for these years might not be comparable as a result of these Acquisitions. Refer to Note 4 of the Financial Statements for details regarding these acquisitions.

Discovery Seed Labs

On March 23, 2023, the Company entered into a contract to acquire 100% of the issued and outstanding common shares of Discovery Seed Labs Ltd. (“DSL”), a seed testing and genomics laboratory in Saskatoon, Saskatchewan, for $3,213,563 (the “Purchase Price”). The acquisition of control was considered to be a business combination and accounted for using the acquisition method. The Company paid the Purchase Price by paying $2 million cash and issuing 502,088 class A common shares valued at $1,213,563.

The aggregate consideration of this acquisition has been allocated to the fair values of the acquired assets and assumed liabilities as follows:

DSL
Working capital	$545,891
Property, plant, and equipment	93,852
Intangible assets	549,719
Deferred tax liability	(247,073)
Goodwill	2,271,174
Net assets acquired and aggregate consideration	$3,213,563

The following table sets forth the fair values and the useful lives of the intangible assets acquired:

	Useful lives	DSL
Customer relationships	5 Years	$315,407
Favourable lease terms	4 Years	134,567
Non-compete agreements with DSL management	3 Years	43,293
Brand value	10 Years	56,452
Total intangible assets acquired		$549,719

ANF

ANF produces a variety of branded foods under its various proprietary labels. On September 7, 2021, Above Food entered into a Membership Interest Purchase and Option Agreement with ANF’s majority owner, ANF Holdco LLC, to acquire all membership interests of ANF in four separate tranches.

As part of the first tranche, on September 7, 2021, Above purchased 51.86 units of ANF representing 5.0% of the  membership interests, for CAD $1,500,566 (US $1,185,000).

On December 31, 2021, under the second tranche, Above increased its membership interests of ANF to 13.40% by purchasing 87.54 units representing 8.4% membership interests, for CAD $2,550,479 (US $2,000,000).

On January 20, 2023, under the third tranche, Above acquired an additional 19.66% of ANF’s membership interest for CAD $6,255,400 (USD $4,650,000), bringing Above’s total membership interest to 33.06%. The Company accounted for its investment in ANF using the equity method of accounting, until June 2024, when it acquired the remaining 66.94% interest in ANF for 1,604,253 New Above Food Common Shares.

FDO

On June 3, 2022 the Company acquired 100% of the issued and outstanding common shares of Farmer Direct Organic Foods Ltd. (“FDO”), in exchange for 1,065,305 common shares of the Company. Of these shares, 432,780 were placed in escrow pending meeting certain milestones based on a combination of revenue and EBITDA as defined within the contract.

The aggregate consideration of this acquisition has been allocated to the fair values of the acquired assets and assumed liabilities as follows:

FDO
Working capital	$1,251,916
Property, plant, and equipment	235,122
Intangible assets	2,782,000
Long-term liabilities	(190,862)
Goodwill	1,526,171
Net assets acquired and aggregate consideration	$5,604,347

NorQuin

On May 18, 2022 the Company entered into a contract to acquire 100% of the issued and outstanding common shares of NorQuin, North America’s largest supplier of quinoa, for $3,163,610 (the “Purchase Price”) plus or minus any working capital adjustments. The acquisition of control was considered to be a business combination and accounted for using the acquisition method. The Company paid the Purchase Price by issuing 1,565,595 class A common shares valued at $2,672,790 and 682,061 warrants with a total estimated fair value of $490,820.

The aggregate consideration of this acquisition has been allocated to the fair values of the acquired assets and assumed liabilities as follows:

NorQuin
Working capital	$826,146
Property, plant, and equipment	5,927,331
Intangible assets	725,000
Long-term liabilities	(3,768,857)
Lease liability	(546,010)
Net assets acquired and aggregate consideration	$3,163,610

The following table sets forth the fair values and the useful lives of the intangible assets acquired:

	Useful lives	NorQuin
Brand and trademark	10 Years	$275,000
Plant breeders’ rights	5 Years	450,000
Total intangible assets acquired		$725,000

Wood & Water

On July 13, 2021, the Company obtained control of Wood & Water Foods Inc., doing business as “Culcherd” (“Wood & Water”), a dairy alternative company. The consideration payable of $3,250,000 (which was reduced by a working capital adjustment of $16,590) was payable in shares of the Company, the number of which was based on the value of the Company at the time of issuance and subject to further adjustment if they were released as a result of a going public transaction. Taking into account the probability of a going public transaction, applicable share restrictions, and the working capital adjustment, the fair value of the consideration was determined to be $2,901,494 on acquisition and revalued to be $2,753,761 as at January 31, 2022, with a resulting gain on revaluation of $147,733 recorded in our consolidated statements of operations for the year ended January 31, 2022. On April 13, 2022, the Company issued 1,616,705 voting common shares to settle the consideration liability.

The following table describes the fair value of the assets acquired and liabilities assumed in this acquisition.

Wood & Water
Working capital	$79,281
Property, plant, and equipment	10,053
Intangible assets	463,000
Right of use assets	45,731
Long-term liabilities	(103,601)
Lease liability	(45,731)
Deferred tax liability	(85,524)
Goodwill	2,537,303
Net assets acquired and aggregate consideration	2,901,494

The following table sets forth the fair values and the useful lives of the intangible assets acquired:

	Useful lives	Wood & Water
Customer relationships	5 Years	$72,000
Brand and trademark	10 Years	391,000
Total intangible assets acquired		$463,000

Comparability of Financial Information

Above Food’s results of operations and financial position in the fiscal years ended January 31, 2024, 2023, and 2022 may not be comparable as a result of the factors provided above under Business Trends, and the Acquisitions outlined above.

Key Financial Definitions/Components of Results

Revenue

Revenue consists primarily of commodity contracts related to forward sales of commodities such as grain and pulses, rudimentary ingredients, subleasing of farmlands, and sale of other products through consumer-packaged goods. Our main source of revenue is forward sales of commodity and ingredient contracts. As a result, our revenue levels tend to fluctuate alongside commodity prices, which are directly affected by numerous factors, including supply and demand, weather trends, geopolitical events, and government policies. These contracts generally require significant working capital, therefore limitations on working capital may also restrict revenue.

Cost of sales

Cost of goods sold consists primarily of the costs we pay to our contract growers and manufacturing partners to produce the products sold. These costs include the purchase of raw ingredients, packaging, shipping and handling, warehousing, and brokerages paid on contracts. In addition, any inventory write-down and/or spoilage are reflected as a component of cost of sales. For inventories of marketable agricultural commodities being stated at fair value, changes in the fair values of the inventory and gains/losses, both realized and unrealized, on related contracts are recognized as cost of sales. While forward commodity and foreign exchange contracts are entered into as a mechanism to hedge against fluctuations in commodity prices and foreign exchange, we are not perfectly hedged, and as such open the Company up to the possibility of significant gains or losses as a result. We anticipate our cost of goods sold to grow as a smaller proportion of our revenues as we achieve increased efficiencies and utilization within our Specialty Ingredient Centre and manage our exposures to commodity price and foreign exchange fluctuations.

Selling, general and administrative (“SG&A”) expenses

SG&A expenses are primarily comprised of wages and salaries, professional fees, selling and marketing expenses, and other non-production operating expenses. As a publicly traded company, we expect to incur higher costs related to salaries and wages, advertising and marketing fees, as well as other legal, compliance, and administrative costs. We also expect to continue to increase our selling, marketing and advertising costs as we invest in growing our revenues and our market reach. We incurred significant expenses, consisting of professional fees, diligence fees and related costs, in connection with the Business Combination and capital raising efforts in the fiscal years ended January 31, 2024 and 2023. We also incurred significant costs relating to our go-public process, an employee stock-based compensation plan, and increased rental costs associated with expansion. We anticipate significant expenditures relating to many of these costs going forward as we work to complete our transition to a public company. We have also identified and have begun to realize a number of synergies from the operations we acquired resulting from restructuring of the management teams, sharing resources, brand consolidation, and leveraging our robust supply chain in product formulations.

•	Professional fees. Professional fees expense comprise costs paid in relation to accounting, consulting, legal, and sample testing services throughout the year, as well as special purpose professional fees relating to the Business Combination noted above.

•	Wages and salaries. Wages and salaries expenses comprise employee salaries and benefits, as well as expenses relating to stock-based compensation.

•	Advertising and promotion. Selling and marketing expenses comprise advertising costs and costs associated with consumer promotions incurred to acquire new customers, retain existing customers and build brand awareness.

•	Other non-production operating expenses. Other non-production operating expenses are primarily comprised of rent, insurance, and amortization of property, plant, and equipment and intangible assets not related to production and sales of products.

Research and Development

Research & Development (“R&D”) costs consist of costs incurred to enhance our existing products and new product developments. R&D costs are expensed as incurred. We expect to continue to be active in R&D as we invest in growing our intellectual property, product offerings and expanding our market reach. However, in the near term, we expect to reduce our relative R&D cost significantly as we work to commercialize existing intellectual property in which we have already invested. We recognize the value in continuing as the leader in regenerative agriculture, and we believe the refinement of our current operations and intellectual property is crucial to our long-term growth and strategy.

Financing Costs / Interest Expense

Financing costs consist of gains and losses on swap derivatives, as well as interest expense. Interest expense represents the actual cash interest costs incurred plus any accrued interest payable at a future date. There is no certainty that these rates or instruments will continue to be available to the Company.

Results of Operations

Years Ended January 31, 2024, January 31, 2023, and January 31, 2022

The following discussion presents an analysis of our consolidated results of operations for the year ended January 31, 2024, 2023, and 2022.

	Year Ended January 31		YoY %	Year Ended January 31	YoY %
	2024	2023	Change	2022	Change
Revenue	$368,423,398	$396,464,504	(7.1)	$198,857,713	99.4
Cost of sales	(374,322,146)	(397,744,144)	(5.9)	(190,945,089)	108.3
Gross profit (loss)	(5,898,748)	(1,279,640)	(361.0)	7,912,624	(116.2)
Selling, general, and administrative expenses	(34,222,524)	(31,107,404)	10.0	(11,693,607)	166.0
Research and development expenses	(171,852)	(430,666)	(60.1)	(235,095)	83.2
Impairment of goodwill and other intangible assets	(1,806,337)	(6,866,121)	(73.7)	–	100.0
Loss from operations	(42,099,461)	(39,683,831)	6.1	(4,016,078)	888.1
Interest revenue	245,262	296,479	(17.3)	82,293	260.3
Gain on revaluation of consideration payable	–	–	–	147,733	(100.0)
Interest expense	(7,670,156)	(5,378,560)	42.6	(2,086,274)	157.8
Loss before income taxes	(49,524,355)	(44,765,912)	10.6	(5,872,326)	662.3
Income tax recovery	–	94,051	–	95,088	(1.1)
Equity method investment loss	(3,787,927)	(812,669)	366.1	–
Loss for the year	(53,312,282)	(45,484,530)	17.2	(5,777,238)	687.3

Revenue

During FY24, revenue decreased $28.0 million, or 7.1%. The revenue decrease is almost entirely attributable to working capital constraints that capped growth, as our disruptive agriculture and rudimentary ingredients segment revenues are driven off of available working capital. As we maximized our asset backed lending line, we were unable to make additional purchases and sales as we lacked the available capital to do so. Additionally, although durum volumes increased significantly (refer to the Processed Volumes by Product table below), we saw price decreases in durum that offset this volume increase. The average price of durum in FY24 was $482.92 per metric ton, compared to $529.98 for FY23. Additionally, other high-volume commodities also saw price decreases, including peas ($567.69 in 2024 vs. $578.65 in 2023), wheat ($410.02 vs. $454.37), canary seed ($877.28 vs. $946.49), and canola ($763.33 vs. $929.17). The only high-volume commodity traded that saw a price increase was lentils ($1,095.41 vs. $991.15).

During FY23, revenue increased $197.6 million, or 99.4%, from $198.9 million to $396.5 million. The increase in revenue was primarily due to volume growth (162.4 thousand metric tons increase over FY22), the continued build out of our durum program (94.4 thousand metric tons of the above-noted increase) and pea ingredients in the Disruptive Ag and Rudimentary Ingredients division, as well as the Company starting to record consolidated operations from acquired companies. Further to volume increases, many commodity prices also saw increases in FY23, largely due to an enhanced focus on the importance of food and commodities coming out of the COVID-19 pandemic, the ongoing war in Ukraine, and a drought in Western Canada. Several high-volume commodities saw price increases per metric ton, including durum ($671.95 for FY23 vs. $489.77 for FY22), peas ($780.05 vs. $617.30), lentils ($1,184.77 vs. $865.85), wheat ($579.58 vs. $207.87), canary seed ($1,218.51 vs. $990.71), and canola ($1,030.27 vs. $884.74). Other factors contributing to the increase are the launch of our oat program, which contributed $2.2 million of new revenue, the acquisition of our ingredient centre facility, which contributed $3.7 million of new revenue, and our entrance into the organic CPG and bulk market, which contributed $1.7 million of new revenue. Contrarily, revenues of the CPG segment were negatively impacted due to downtime relating to the acquisition and subsequent move of FDO into our ingredient center.

Cost of sales

Cost of sales decreased $23.4 million, or 5.9%, for FY24 as compared to FY23. The Company experienced inventory write-offs of approximately $3.0 million in FY24, as well as significant costs to exit unfavorable commodity contracts that are captured within cost of sales. Both of these factors resulted in cost of sales decreasing at a lesser rate relative to the decrease in revenue.

Cost of sales increased $206.8 million, or 108.3%, for FY23, compared to $190.9 million for FY22. The biggest factor in our COGS increase was sales volume growth noted above, as well as higher raw material, freight, and logistics costs, and supply chain challenges. Raw material costs largely increased throughout the year as they are dependent on commodity prices at any given time – refer to the above discussion on revenue for price variances in high-volume commodities. Freight costs increased approximately $22.8 million from FY22, while logistical costs (i.e., cleaning, spoilage, brokerage fees, etc.) increased approximately $3.5 million from FY22.

Further to this, there were significant mark-to-market and foreign exchange losses that had a significant negative impact on our cost of goods sold in FY23. Cost of sales in FY23 includes realized losses of $3.8 million on commodity forward contracts, $1.3 million on commodity futures contracts, and $2.4 million on foreign exchange forward contracts. In comparison, FY22 had a $14.4 million gain on commodity forward contracts, which was offset by losses of $3.3 million and $1.8 million on commodity futures and foreign exchange forward contracts, respectively. Losses in FY23 were largely related to overly aggressive positions on certain commodity contracts, as well as timing differences on foreign exchange contracts. Above Food continues to implement more robust processes and controls to manage and mitigate exposures to these risks.

Gross profit (loss)

Gross loss increased $4.6 million, or 361.0%, for FY24 compared to FY23. The negative margins in the current period were largely the result of inventory impairment and write-offs of inventory. The negative margins in FY23 were largely due to losses of $13.9 million on mark-to-market and foreign exchange included in cost of sales.

Gross profit (loss) decreased $9.2 million (from a gross profit to a gross loss), or (116.2%), for FY23 compared to FY22, which was primarily driven by mark-to-market and foreign exchange losses included in cost of sales of $13.9 million in FY23, as noted above.

Selling, general, and administrative (“SG&A”) expenses

SG&A expenses increased only $3.1 million, or 10.0%, for FY24 compared to FY23 due to the following fluctuations:

•	Wages and salaries. Wage and salary expenses were $14.1 million for FY24, compared to $15.6 million for FY23. The decrease in these expenses was primarily due to decreased stock option expenses of $3.8 million, offset by increases in employee wages as a result of added employees from acquisitions and to assist in the go public process.

•	Professional fees. Professional fees were $8.1 million for FY24, compared to $4.6 million for FY23. The increase in these expenses was primarily due to significant expenses incurred relating to the business combination with Bite and the go-public process as a whole.

•	Advertising and promotion. Advertising and promotion expenses were $0.7 million for FY24, compared to $1.5 million for FY23. The decrease in these expenses was primarily due to launching fewer new brands in 2023.

•	Rent. Rent expenses were $2.5 million for FY24, compared to $1.1 million for the same period in FY23. The increase in these expenses was primarily due to the acquisition of businesses and temporary storage facilities used in the process of storage improvement.

SG&A expenses increased $19.4 million, or 166.0%, for FY23 compared to FY22 due to the following:

•	Advertising and promotions. Advertising and promotion expenses were $1.5 million for FY23, compared to $0.5 million for FY22. The increase in these expenses was primarily due to launching of new brands in acquired businesses and the roadshows in connection with the Business Combination during FY23.

•	Wages and salaries. Wage and salary expenses were $15.6 million for FY23, compared to $3.9 million for FY22. The increase in these expenses was primarily due to an increase in employee headcount and implementation of the employee stock options granted and expensed in FY23.

•	Insurance. Insurance expenses were $1.6 million for FY23, compared to $0.5 million for FY22. The increase in these expenses was primarily due to operating facilities newly added in FY23.

•	Rent. Rent expenses were $1.1 million for FY23, compared to $0.1 million for FY22. The increase in these expenses was primarily due to the acquisition of businesses and temporary storage facilities used in the process of storage improvement.

Impairment of goodwill and other intangible assets. Impairment expense decreased from $6.9 million to $1.8 million for FY24 compared to FY23. The assets impaired in the comparative period include goodwill relating to the acquisitions of Culcherd and FDO, as well as assets relating to trademarks/patents and brand of FDO. After these businesses were acquired, the revenues and profitability for these subsidiaries were lower than the amounts forecasted at the time of the acquisition, and as a result it was determined that the carrying value of these assets may exceed their recoverable amount. The goodwill acquired in both acquisitions was fully impaired, while the intangible assets relating to the FDO brand and trademarks/patents were partially impaired based on a discounted cash flows analysis of the business. In the current period, assets impaired included the goodwill relating to the Discovery purchase and intangible assets relating to Culcherd. This impairment was recorded due to each of the respective entities falling short of projections used in the purchase price allocations of each.

Impairment expense in FY22 was nil as there were no indicators of impairment in any investments or intangibles as at or during the year ended January 31, 2022.

Interest expense. Interest expense increased $2.3 million to $7.7 million for FY24 compared to FY23, primarily due to the new credit facilities obtained, as well as market interest rate increases on variable rate facilities. Similarly, interest expense increased from $3.3 million for FY23 compared to FY22, due to similar factors (i.e., new facilities and increased rates).

Equity method investment loss. The equity method investment loss increased $3.0 million to $3.8 million for FY24 compared to FY23. This increase is attributable to $3.3 million of impairment in the investment in ANF presented within this line item. This impairment was noted and recorded at the end of FY24, after ANF’s revenue and EBITDA targets used in formulating the fair value at acquisition were not being met.

Analysis of Results of Operations

Year Ended January 31, 2024, January 31, 2023, and January 31, 2022

Processed (sales) volumes by product for FY24, FY23, and FY22 are as follows (in 000s of metric tons):

	For the year ended January 31,
	2024	2023	2022
Durum	188.5	148.7	54.3
Peas	76.8	70.4	47.9
Lentils	60.0	69.6	48.3
Wheat	60.0	58.9	54.8
Canary Seed	52.9	46.7	42.1
Canola	26.4	43.5	25.1
Other (barley, beans, flax, oats, hemp)	20.1	18.6	21.5
Total	484.7	456.4	294.0

We actively manage our inventory related to demand in the market. The overall decrease in processed volumes was primarily related to working capital constraints, as the majority of our revenue is dependent on available working capital.

Segment Information

Above Food operates in two reportable segments: Disruptive Agriculture and Rudimentary Ingredients, and CPG. The Disruptive Agriculture and Rudimentary Ingredients segment concentrates on the provisioning of discrete genetics, origination, purchasing, grading, primary processing and sale of regeneratively grown grain, as well as the origination, purchase, and sale of bespoke ingredients products, processed primarily through the Company-owned ingredient facilities. The CPG segment formulates, manufactures, sells, distributes, and markets proprietary consumer product formulations in owned brands and focuses on manufacturing and distribution for private-labeled retail owned brands. The Company also has a corporate department that carries out the centralized functions of accounting, treasury, information technology, legal, and human resources. Given that this department does not undertake business activities and does not recognize revenue that are more than incidental to the Company’s activities, it is not considered to be a separate operating segment.

Above Food determines the composition of the reportable segments based on factors including risks and returns, internal organization, and internal reports and allocates certain expenses across segments based on reasonable considerations such as production capacities.

We monitor our segment results primarily by reviewing net loss. Disruptive Agriculture and Rudimentary Ingredients net loss increased from $16.1 million in FY23 to $20.4 million in FY24. The increased loss is largely due to inventory write-offs and unfavorable contract positions. CPG’s net loss decreased from $14.9 million in FY23 to $12.9 million in FY24, driven primarily by the significant impairment of intangible assets and goodwill in FY23, which was offset by increased operating expenses that were not present in FY23, incurred as a result of a full year ownership of FDO and NorQuin. Corporate and Other’s net loss increased from $14.5 million in FY23 to $20.0 million in FY24. This increased loss is attributable to a smaller proportion of stock-based compensation expenses, offset by the increased headcount within the Corporate Group and increased professional fees, as discussed above, as well as $3.3 million of impairment relating to the investment in ANF that was incurred in FY24.

Disruptive Agriculture and Rudimentary Ingredients net loss increased from $1.7 million in FY22 to $16.1 million in FY23, driven primarily by realized and unrealized losses on forward contracts and foreign exchange. The overly aggressive positions and timing differences discussed in the Results of Operations section above are what caused this significant change. Realized losses totaling approximately $7.5 million were recorded by this segment. At year-end, mark-to-market adjustments of inventories and contracts held at fair value resulted in an additional $6.4 million of unrealized losses on these instruments that was included in the net loss of this segment.

CPG’s net loss increased from $1.2 million in FY22 to $14.9 million in FY23, driven primarily by significant impairment losses on goodwill and intangible assets, as well as operating expenses that were not present in FY22, incurred as a result of the acquisitions of FDO and NorQuin, and a full year of ownership of Culcherd. The losses on goodwill and intangible assets in FY23 total $6.9 million in the CPG segment, made up of impairment of $1.8 million relating to an intangible asset acquired relating to an acquisition that ultimately did not occur, $2.5 million relating to goodwill on the Culcherd acquisition and $2.6 million relating to goodwill, customer relationships, and the brand name acquired in the FDO acquisition. These impairments were recorded as the revenues and net profits of these entities did not align with projections that the valuations of each were based on.

Corporate and Other’s net loss increased from $2.8 million in FY22 to $14.5 million in FY23, driven primarily by the increased employee headcount in FY23 and increased professional fees as Above Food continues to grow. Salaries and wages increased $8.0 million from FY22 to FY23. Approximately $1.1 million of this increase is related to increased staff levels as the result of acquisitions in both FY22 and FY23, as well as additional employees necessary to supplement the growing business of Above Food. The remaining $6.9 million relates to the implementation of a stock-based compensation plan. Professional fees increased $1.6 million from FY22 to FY23, relating to due diligence and acquisitions, as well as the go-public transaction which remains ongoing.

For Above Food’s reportable operating segments during the years ended January 31, 2024, 2023, and 2022, net losses are as follows:

Year ended January 31, 2024	Disruptive Ag & Rudimentary Ingredients	CPG	Corporate and Other	Inter-segment Eliminations	Consolidated
Net loss for the period	$(20,400,376)	$(12,901,140)	$(19,960,094)	$(50,672)	$(53,312,282)

Year ended January 31, 2023	Disruptive Ag & Rudimentary Ingredients	CPG	Corporate and Other	Inter-segment Eliminations	Consolidated
Net loss for the period	$(16,051,802)	$(14,924,353)	$(14,508,375)	$–	$(45,484,530)

Year ended January 31, 2022	Disruptive Ag & Rudimentary Ingredients	CPG	Corporate and Other	Inter-segment Eliminations	Consolidated
Net loss for the period	$(1,715,505)	$(1,249,470)	$(2,812,263)	$–	$(5,777,238)

Between the two reported segments, we produce three main product lines. Revenue by product line for FY24, FY23, and FY22 are as follows:

	Disruptive Ag & Rudimentary Ingredients - Commodities	Disruptive Ag & Rudimentary Ingredients - Ingredients	Consumer Package Goods	Corporate and Other	Total
Revenue	$223,976,243	$132,871,708	$11,571,019	$4,428	$368,423,398

	Disruptive Ag & Rudimentary Ingredients - Commodities	Disruptive Ag & Rudimentary Ingredients - Ingredients	Consumer Package Goods	Corporate and Other	Total
Revenue	$250,500,007	$136,530,965	$9,432,591	$941	$396,464,504

	Disruptive Ag & Rudimentary Ingredients - Commodities	Disruptive Ag & Rudimentary Ingredients - Ingredients	Consumer Package Goods	Corporate and Other	Total
Revenue	$123,847,068	$74,807,683	$202,962	$–	$198,857,713

Liquidity and capital resources

Above Food’s primary sources of liquidity are cash generated from operations, cash generated from equity issuances, and borrowings from various debt issuances. Above Food had an accumulated deficit of $103.9 million as of January 31, 2024 compared to an accumulated deficit of $50.6 million as at January 31, 2023 due in part to many of the activities we incurred significant expenditures on during the year to become public ready, as well as the stock-based and general compensation, and other expenses discussed above. As of January 31, 2024, Above Food had $1.0 million in cash and cash equivalents and a deficit in working capital of $85.4 million. The Company believes that the proceeds from the Business Combination, together with current available funds, will provide sufficient liquidity to fully fund future operations and any potential planned expansion of the business. Furthermore, as of January 31, 2024, the Company was in violation of restrictive covenants related to approximately $66 million of its aggregate borrowings as more fully described in the Financial Statements.

There can be no assurance the Company will be successful in obtaining further equity and debt financing. While the Company remains in constant contact with these lenders, and as of the date of this Management’s Discussion and Analysis of Financial Condition and Results of Operations of Above Food (“MD&A”) these debts have not been called, there can be no assurance that the Company will be able to maintain the support of these lenders, particularly as it relates to the indebtedness currently in default of restrictive covenants. The Company also expects to continue to incur recurring losses as it continues to grow its business and incurred significant costs in preparation for the go public transaction with Bite.

In addition, Above Food seeks to continue growing the business aggressively, requiring significant working capital and access to a larger credit facility. Above Food has incurred significant costs (including professional costs) related to the Business Combination with Bite. Management believes that the proceeds from the Business Combination, together with current available funds, will provide sufficient liquidity to fully fund future operations and any potential planned expansion of the business

The Company also intends to expand its existing credit facility in order to accommodate the growth in its business and to provide additional liquidity. This expansion is dependent, in part, on additional financing being raised by the Company (including in connection with the Business Combination) and there is no assurance that this additional financing will be raised.

If the Company is not successful in expanding the credit facility, the Company will seek additional financing, and may be forced to reduce the extent of its operations and idle certain assets.

The Company’s main sources of liquidity are its operations, equity issuances, and debt issuances. The funds are primarily used to finance working capital and capital expenditure requirements. The Company believes that the proceeds from the Business Combination, together with current available funds, will provide sufficient liquidity to fully fund future operations and any potential planned expansion of the business. We believe our sources of liquidity and capital will be sufficient to finance our continued operations, growth strategy and additional expenses we expect to incur for at least the next twelve months. As circumstances warrant, we may issue debt and/or equity securities from time to time on an opportunistic basis, dependent upon market conditions and available pricing. We make no assurance that we can issue and sell such securities on acceptable terms or at all.

Credit Agreement; Subordinated Convertible Loan

On July 23, 2021, we entered into a credit agreement with the Royal Bank of Canada (the “Credit Agreement”). The Credit Agreement was amended on July 1, 2023 and at that time provided for a revolving facility of $40.0 million. This was subsequently amended to $36.0 million. The interest rate on the loan is Royal Bank Prime rate plus 0.25% per annum and is secured by inventory and accounts receivables. As of January 31, 2024, the outstanding balance of the credit facility was $36.0 million.

On December 29, 2022, Above Food entered into a convertible subordinated loan agreement with Smart Dine, LLC and Lexington to fund the acquisition of all the outstanding shares in ANF, expenses regarding the closing of the Business Combination and working capital. Additional lenders (Grupo Vida Canada and OrionSea Enterprises (“OrionSea”)) have also advanced funds under this agreement. The term of the loan is one year and is funded in three tranches. During the year ended January 31, 2024, the Company received additional advances relating to this agreement totaling $4.3 million. As of January 31, 2024, the outstanding balance on this loan, including accrued interest, was $14.3 million. Upon the closing of the Business Combination, all the outstanding principal and unpaid interest were converted into a number of the New Above Food’s common shares equal to the outstanding balance at conversion divided by US $10. On or after the maturity date, until such time that the Business Combination is closed, the lender could have elected to convert the outstanding balance into Above Food’s shares at their discretion.

As a result of the closing of the Business Combination on June 28, 2024, the convertible subordinated loans from each of Lexington, Sponsor, and OrionSea have all been converted to equity, and the Company no longer has an obligation to these lenders. The remaining convertible subordinated loan from Grupo Vida remains outstanding as of the date of this filing, but could be subject to conversion or settlement in the weeks proceeding the business combination.

Additionally, in relation to the asset-backed lending line of credit with Royal Bank of Canada that currently has covenant violations, because the loan is secured against commoditized inventory and accounts receivable, Royal Bank of Canada has continued to work with the Company on updating terms, and have continued to extend this line. Subsequent to January 31, 2024, this line of credit limit was lowered to $35,000,000, and the maturity date has been extended to July 31, 2024.

Above is also looking at alternative asset-based lenders to increase the working capital available to the Company, and are currently in negotiations with lenders. Should these plans not be successful, Above would liquidate inventory as necessary, pay down the outstanding balance of the asset-backed lending line, and once working capital allows, utilize the line once again.

Private Placement

On January 19, 2021, Above Food completed its private placement of 20,216,656 Above Food Units, at a price of $2.00 per Above Food Unit for gross proceeds of $40,433,312. Each Above Food Unit consists of one Above Food Common Share and one-half of one Above Food Warrant with an exercise price of $3.75 per share and a term of the earlier of three years following a liquidity event or five years from the closing of the financing. The issue price allocated to the share portion of the Above Food Unit was $1.50 and $0.50 was allocated to each half Above Food Warrant and recorded within Above Food Common Shares and Above Food Warrants respectively. Total share issuance costs of amounted to $8,068,177 and comprises of non-cash and cash share issuances costs. Amounts of $6,051,133 and $2,017,044 have been allocated to Share Capital and Warrants respectively.

Broker Warrants

The Company also has outstanding at January 31, 2024, 1,609,332 Above Food Warrants to acquire Above Food Units for $2.00 per Unit (2022 – 1,609,332 units at $2.00) as a result of the private placement that took place on January 19, 2021. Each Above Food Unit consists of one Above Food Common Share and one-half of one Above Food Warrant with an exercise price of $3.75 per share and a term of the earlier of three years following a liquidity event or five years from the closing of the financing. Refer to Note 16, Share Capital of the Financial Statements for additional details regarding the broker warrants.

Derivatives

Currently, Above Food does not designate its derivative financial instruments as hedges for accounting purposes and does not use hedge accounting. Thus changes in fair value of derivative instruments are reflected in net loss. Refer to the “Critical accounting policies and estimates” and “Quantitative and Qualitative Disclosures About Market Risk” sections of this MD&A, as well as the Notes of the Financial Statements for further details.

The Company classifies the cash effects of its derivatives within the “Cash Flows From Operating Activities” section of the consolidated statements of cash flows.

Cash flows for the years ended January 31, 2024, 2023, 2022

The following table summarizes Above Food’s cash flows from operating, investing and financing activities for the years ended January 31, 2024 and 2023:

	For the years ended January 31,
	2024	2023	2022
Net cash (used in) provided by operating activities	$7,148,748	$(17,876,903)	$(27,574,845)
Net cash (used in) provided by investing activities	$(4,517,944)	$(6,662,720)	$(30,589,836)
Net cash provided by (used in) financing activities	$(4,006,321)	$24,810,398	$27,196,396

Cash flows from operating activities

Net cash provided by operating activities includes net loss adjusted for non-cash expenses and movements in operating assets and liabilities. Our operating cashflows are primarily generated by revenues less cash paid for expenses, and cash used in or provided by working capital requirements.

The Company has incurred positive cash flows from operating activities of $7.1 million in the current year, compared to cash flows of $17.9 million used in FY24. The change compared to FY23 comes primarily from improved accounts receivable collections, significantly increased inventory turnover, and increased days in accounts payable as the Company works to manage liquidity. The comparative period saw decreased turnover in both accounts receivable and inventory, which largely contributed to the amount used in operating activities.

During FY23, operating activities used $17.9 million of cash. The decrease compared to FY22 comes primarily from improved accounts receivable collections and significantly increased inventory turnover. During FY22, operating activities used $27.6 million of cash, primarily consisting of changes in working capital, specifically a significant decrease in inventory turnover. Refer to the “Liquidity and Capital Resources” section of this Registration Statement/Proxy Statement for additional discussion on how the Company intends to meet cash requirements and maintain operations.

Cash flows from investing activities

During FY24, net cash used in investing activities was $4.5 million. These cash outflows consisted primarily of $3.6 million of acquisitions of property plant and equipment, largely relating to the cleaning facility and equipment being developed for the disruptive agriculture and rudimentary ingredients segment. Additionally, a net of $1.6 million of cash was used to acquire (i.e., $2.0 million paid less $0.4 million of cash in the company acquired).

During FY23, net cash used in investing activities was $6.7 million. This was largely the result of the purchase of property, plant, and equipment and intangible assets, as well as the investment in ANF as discussed above.

During FY22, net cash used in investing activities was $30.6 million. These cash outflows consisting primarily of $22.0 million of purchase in property, plant, and equipment, partially offset by $1.0 million received in proceeds from sale of existing assets. During the year, we also issued $5.4 million in loans primarily made to businesses we were planning to acquire, as well as purchased investments of $4.1 million related to the acquisition of our investment in ANF.

Cash flows from financing activities

During FY24, net cash used in financing activities was $4.0 million. During the year, we received loans totaling $6.5 million from Bank of Nova Scotia and a group of strategic investors. This was netted against the repayment of short-term debt and credit facilities ($4.9 million), the repayment of long-term debt ($2.2 million), and the repayment of amounts due to related parties ($2.2 million). There were also finance lease liability repayments of $1.2 million.

During FY23, net cash received from financing activities was $24.8 million. Cash inflows in this period primarily consist of $11 million received from the Bank of Nova Scotia, $8.1 million received from strategic investors, a net of $6.9 million in short-term debt and credit facilities received, and $1.1 million in net advances from related parties. These amounts were offset by $1.1 million in long-term debt repayment and $1.2 million in finance lease liability repayments.

During FY22, net cash received from financing activities was $27.2 million, primarily consisting of $30 million received from credit facilities, partially offset by $3.1 million in repayments on existing lease liabilities and amounts due to related parties.

Purchase of property, plant, and equipment

For the year ended January 31, 2024, purchases of property, plant, and equipment increased to $3.6 million compared to $2.4 million in the year ended January 31, 2023, an increase of $1.2 million. The increase was largely due to purchases of $2.5 million in the year ended January 31, 2024 relating to the cleaning facility discussed above. In the year ended January 31, 2023, the majority of purchases of property, plant, and equipment related to terminal equipment additions.

Contractual Obligations and Commitments

The following table summarizes our contractual obligations and other commitments for cash expenditures as of January 31, 2024, and the years in which these obligations are due (in 000s).

Contractual Obligations	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Accounts payable and accrued liabilities	$53,102	$53,102	–	–	–
Short-term debt and credit facilities	$36,000	$36,000	–	–	–
Bank indebtedness	$12,304	$12,304	–	–
Lease liabilities	$38,233	$2,370	$4,837	$3,827	$27,199
Long-term debt	$30,969	$30,783	$186	–	–
Total contractual obligations as of January 31, 2024	$170,608	$134,559	$5,023	$3,827	$27,199

Related Party Transactions and Balances

Related party transactions include transactions with corporate investors who have representation on the Above Food Board. Refer to Note 22, “Related Party transactions and balances” of the Financial Statements for additional details regarding the related party transactions.

Off balance sheet arrangements

As of the date of this Report, Above Food does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors. The term “off-balance sheet arrangement” generally means any transaction, agreement or other contractual arrangement to which an entity unconsolidated with Above Food is a party, under which it has any obligation arising under a guarantee contract, derivative instrument or variable interest or a retained or contingent interest in assets transferred to such entity or similar arrangement that serves as credit, liquidity or market risk support for such assets.

Currently, Above Food does not engage in off-balance sheet financing arrangements.

Critical accounting policies and estimates

Our Financial Statements are prepared in accordance with U.S. GAAP. Critical accounting policies are those that are the most important to the preparation of our financial condition and results of operations and that require our most difficult, subjective and complex judgments as a result of the need to make estimates about the effect of matters that are inherently uncertain. While our significant accounting policies are described in more detail in Note 2 to our Financial Statements, our most critical accounting policies are discussed below. The preparation of the Financial Statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in our Financial Statements and the accompanying notes. Management believes that the estimates utilized in preparing the Financial Statements are reasonable and prudent. Actual results could differ from those estimates.

Inventory

Inventories of marketable agricultural commodities, which include inventories acquired under deferred pricing contracts, are stated at fair value due to their interchangeability, immediate marketability at quoted prices, and difficulty in obtaining appropriate costs. These agricultural commodity inventories have quoted market prices in active markets, may be sold without significant further processing, and have predictable and insignificant disposal costs. Management estimates fair value for its commodity-related assets and liabilities based on exchange-quoted prices, adjusted for differences in local markets. Inventory and commodity derivative fair value measurements are mainly based on observable market quotations.

Changes in the fair values of the inventory are recognized in earnings as a component of cost of sales. If management used different methods or factors to estimate market value, amounts reported could differ materially. In addition, if market conditions change subsequent to year-end, amounts reported in future periods could differ materially.

In addition, Above Food values inventories that are not considered to be readily marketable using the first-in, first-out (FIFO) method at the lower of cost or net realizable value because of their commodity characteristics as these commodities are not blended, nor do they have basis contracts associated with them. The Company values its consumer-packaged goods inventory at the lower of cost or net realizable value, with cost being determined using the specific lot identification method.

Refer to the below section “Quantitative and Qualitative Disclosures about Market Risk” for further information on commodity price risk, and sensitivity analysis therein.

Derivative Valuation

Above Food enters into derivative instruments to manage its exposure to movements associated with agricultural commodity prices and foreign currency exchange rates. Above Food’s use of these instruments is generally intended to mitigate the exposure to market variables. Additionally, commodity contracts relating to forward sales of commodities are accounted for as derivatives at fair value under ASC 815 Derivatives and Hedging.

The Company recognizes all of its derivative instruments as either assets or liabilities at fair value in its consolidated balance sheet and are reported as either foreign exchange forward contract or commodity forward contract assets or liabilities. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and on the type of hedging relationship. None of the Company’s derivatives have been designated as hedging instruments in the periods presented, and as such, changes in fair value of these derivatives are recognized in loss immediately.

Management estimates fair value for its commodity-related derivatives based on exchange quoted prices, adjusted for differences in local markets. Foreign currency exchange-related derivatives have their fair values estimated based on the value of the underlying currency. The changes in market value of such contracts have a high correlation to the price changes of the commodity/currency of the contract. If market conditions change subsequent to year-end, amounts reported in future periods could differ materially.

Refer to the below section “Quantitative and Qualitative Disclosures about Market Risk” for further information on both commodity price and foreign exchange risk, and sensitivity analysis therein.

Goodwill and Other Intangible Assets

The Company records goodwill when the purchase price of a business combination exceeds the estimated fair value of net identified tangible and intangible assets acquired. Goodwill is tested for impairment at the reporting unit level at least annually, or more frequently when events or changes in circumstances indicate that the fair value of a reporting unit has more likely than not declined below its carrying value. The Company performs an annual goodwill impairment test in the fourth quarter.

In assessing impairment, the reporting unit’s fair value is compared with its carrying amount, and an impairment charge, if any, is recognized for the amount by which the carrying amount exceeds the reporting unit’s fair value, limited to the amount of goodwill associated with the reporting unit. The Company determines fair values for each of the reporting units using a discounted cash flow model (a form of the income approach) or the market approach. Under the income approach, fair value is determined based on the present value of estimated future cash flows, discounted at an appropriate risk-adjusted rate. Judgement is applied in determining appropriate discount rates, and forecasting cashflows.

Finite-lived intangible assets include trademarks, customer relationships and lists, and website development costs that are amortized on a straight-line basis over their contractual or legal lives, or their estimated useful lives where such lives are not determined by law or contract. The amortization period depends on the contractual terms of such agreements and management’s best estimate of their useful lives. Finite-lived intangible assets and other long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the asset might be impaired or that the estimated useful life should be changed prospectively. If impairment indicators are present, the recoverability of these assets is measured by a comparison of the carrying amount of the asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of the asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset, which is determined using a discounted cash flow approach.

Equity-based compensation

Equity-based compensation represents the cost related to equity-based awards granted to employees and non-employee consultants and provides for the granting of restricted stock units, stock options, warrants, and broker warrants. The Company recognizes compensation expenses based on the grant date fair value of the award granted.

Awards with time-based vesting generally vest over a two to three year period after the grant date or the date the Company’s shares start trading on a stock exchange in the United States. The resulting compensation expense related to equity awards are recognized on a straight-line basis over the requisite service period and is included within SG&A expense. We have not recorded any equity-based compensation expense related to the equity-based awards that begin vesting upon the date the Company’s shares start trading on a stock exchange in the United States in the Financial Statements.

The fair value of each option granted under the stock option plan of Above Food is estimated on the grant date using the Black-Scholes option pricing model, which requires the input of subjective assumptions, including the fair value of underlying shares at grant date, expected volatility, expected dividend yield, risk-free rate, and an expected life. Since we were privately held, we calculated expected volatility using comparable peer companies with publicly traded shares over a term similar to the expected term of the underlying award. At the time of grant, we had no intention to pay dividends on our common units, and therefore, the dividend yield percentage is zero. In order to estimate the fair value of our common shares, we reviewed recent transactions involving Above Food common shares where their estimated fair value was established with a third party.

Recent accounting pronouncements

See Note 3 to the Financial Statements for more information about recent accounting pronouncements, the timing of their adoption and Above Food’s assessment, to the extent it has made one, of their potential impact on Above Food’s financial condition and its results of operations and cash flows.

Internal Control Over Financial Reporting

We are not currently required to comply with SEC rules that implement Section 404(a) (“Section 404(a)”) of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and are therefore not required to make a formal assessment of the effectiveness of our internal controls over financial reporting for that purpose. We will not be required to formally assess our internal controls until we file our second annual report on Form 20-F and we will not be required to have our independent registered public accounting firm formally assess our internal controls for as long as we remain an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, as amended (“JOBS Act”).

Material weakness in internal control over financial reporting

Section 404(a)  of the Sarbanes-Oxley Act requires that, beginning with the second annual report following the Business Combination, management of New Above Food assess and report annually on the effectiveness of internal control over financial reporting and identify any material weaknesses in internal control over financial reporting. Management may not be able to effectively and timely implement controls and procedures that adequately respond to the increased regulatory compliance and reporting requirements that apply to us as a public company. If we are not able to implement the additional requirements of Section 404(a) in a timely manner or with adequate compliance, we may not be able to assess whether our internal control over financial reporting is effective, which may subject New Above Food to adverse regulatory consequences and could harm investor confidence and the market price of New Above Food’s securities.

In connection with the preparation of Above Food’s consolidated financial statements, management identified material weaknesses in our internal control over financial reporting as of January 31, 2024. Management has concluded that this material weakness is due to the fact that Above Food is a private company with limited resources. The material weakness relates to not appropriately designing and implementing controls, including maintaining sufficient written formal policies, procedures and written analyses related to complex accounting matters, including the use of appropriate technical expertise in the areas of business combinations, deferred share issuance costs, share based compensation, goodwill impairment and equity accounting, as well as the determination of fair value measurement of commodity inventory and contracts. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. These material weaknesses have not been remediated at the time of filing this Report.

In order to improve the effectiveness of our internal control over financial reporting, we have expended, and anticipate that we will continue to expend, significant resources, including accounting-related costs and significant management oversight, including hiring additional financial and accounting personnel, engaging outside consultants and adopting a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. New Above Food’s independent registered public accounting firm will not be required to formally attest to the effectiveness of its internal control over financial reporting until after it is no longer an “emerging growth company” as defined in Section 2(a)(19) of the Securities Act, as modified by the JOBS Act. At such time, New Above Food’s independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our internal control over financial reporting is documented, designed, or operating. Any failure to maintain effective disclosure controls and internal control over financial reporting could adversely affect New Above Food’s business and operating results and could cause a decline in investor confidence and the price of New Above Food’s securities.

Emerging Growth Company Status

We qualify as an “emerging growth company,” as defined in the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include:

•	we are only required to include two years of audited consolidated financial statements in this prospectus, in addition to any required interim financial statements, and are only required to provide reduced disclosure in “Management’s Discussion and Analysis of Financial Condition and Results of Operations”;

•	we are not required to engage an auditor to report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act;

•	we are not required to submit certain executive compensation matters to stockholder advisory votes, such as “say-on-pay,” “say-on-frequency” and “say-on-golden parachutes”; and

•	we are not required to disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to our median employee compensation.

We may take advantage of these provisions until the last day of the fiscal year following the fifth anniversary of the completion of this offering or such earlier time that we no longer qualify as an emerging growth company. We would cease to qualify as an emerging growth company upon the earliest of (a) the last day of the first fiscal year in which our annual gross revenue is $1.235 billion USD or more, (b) the date on which we have, during the previous rolling three-year period, issued more than $1.0 billion in non-convertible debt securities and (c) the last day of the fiscal year in which the market value of our common stock held by non-affiliates exceeded $700.0 million USD as of July 31 of such fiscal year.

Under the JOBS Act, emerging growth companies also can delay adopting new or revised accounting standards until such time as those standards would otherwise apply to private companies. We currently intend to take advantage of this exemption.

Foreign Private Issuer Status

Above Food qualifies as a “foreign private issuer” as defined under SEC rules. Even after Above Food no longer qualifies as an emerging growth company, as long as Above Food continues to qualify as a foreign private issuer under SEC rules, Above Food is exempt from certain SEC rules that are applicable to U.S. domestic public companies, including:

•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

•	the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time;

•	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial statements and other specified information, and current reports on Form 8-K upon the occurrence of specified significant events; and

•	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

Notwithstanding these exemptions, Above Food intends to file with the SEC, within four months after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm.

Above Food may take advantage of these exemptions until such time as Above Food is no longer a foreign private issuer. Above Food would cease to be a foreign private issuer at such time as more than 50% of its outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (i) the majority of its executive officers or directors are U.S. citizens or residents, (ii) more than 50% of its assets are located in the United States or (iii) its business is administered principally in the United States.

Both foreign private issuers and emerging growth companies also are exempt from certain more stringent executive compensation disclosure rules. Thus, even if Above Food no longer qualifies as an emerging growth company, but remains a foreign private issuer, Above Food will continue to be exempt from the more stringent compensation disclosures required of companies that are neither an emerging growth company nor a foreign private issuer.

In addition, because Above Food qualifies as a foreign private issuer under SEC rules, Above Food is permitted to follow the corporate governance practices of Canada (the jurisdiction in which Above Food is organized) in lieu of certain Nasdaq corporate governance requirements that would otherwise be applicable to Above Food.

If at any time Above Food ceases to be a foreign private issuer, Above Food will take all action necessary to comply with the SEC and Nasdaq Listing Rules, including by appointing a majority of independent directors to the Above Food Board and having compensation and nominating committees that are comprised solely of independent directors, subject to a permitted “phase-in” period.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk, including the effects of adverse changes in commodity prices and exchange rates. Market risk refers to the risk of loss from adverse changes in market prices and interest rates. The disclosures are not meant to be precise indicators of expected future losses, but rather indicators of reasonably possible losses. All of our market risk sensitive instruments were entered into for purposes other than speculative trading.

Foreign currency risk. The Company is exposed to currency risk as a certain portion of sales and expenses are incurred in U.S. Dollars resulting in US denominated accounts receivable, accounts payable, some commodity derivatives, and long-term debt. These balances are, therefore, subject to gains and losses due to fluctuations in that currency in relation to the Canadian Dollar.

The Company entered into foreign exchange derivative contracts to mitigate these risks. This strategy minimizes the impact of U.S. Dollar fluctuations on the operating results of the Company. The Company’s derivative instruments have not been designated as hedging instruments and gain/losses are recorded within cost of sales in the consolidated statements of operations. The effect of a 5% increase in the exchange rate for the U.S. Dollar and the Canadian Dollar would have had an impact of a decrease of $0.1M on net loss for FY24, and an impact of a decrease of $2.2M on net loss for FY23, considering outstanding USD monetary asset and liability balances, as well as derivative and contracts as at the period and year ends, and assuming all other variables remain constant.

Credit risk. The risk of financial loss in the event of failure of a customer or counterparty to a financial instrument to meet its contractual obligation is defined as credit risk. The Company’s principal exposure to credit risk is in respect to its accounts receivable. A substantial portion of the Company’s accounts receivable is with customers in the agriculture industry and is subject to normal industry credit risks. A portion of the Company’s sales and related accounts receivable are also generated from transactions with customers in overseas markets.

Accounts receivable are subject to credit risk exposure and the carrying values reflect management’s assessment of the associated maximum exposure to such credit risk. The Company regularly monitors customers for changes in credit risk. The Company’s credit exposure is mitigated through the use of credit practices that limit transactions according to the customer’s credit quality and due to the accounts receivable being spread over a large number of customers. Trade receivables from international customers are insured for events of non-payment through third-party export insurance to mitigate against credit risk. In cases where the credit quality of a customer does not meet the Company’s requirements, a cash deposit or letter of credit is received before goods are shipped.

As of the year ended January 31, 2024, 2023, and 2022, there were no customers that represented more than 10% of revenues. The Company does not believe that any single customer group represents a significant concentration of credit risk.

Commodity price risk. Commodity price risk is the risk that the value of inventory and related contracts will fluctuate due to changes in market prices. A change in price and quality will have a direct affect on the value of inventory. As a grain and pulse commodity trading company, the Company has significant exposure to changes in various agricultural commodity prices. Prices for these commodities are volatile and are influenced by numerous factors beyond the Company’s control, such as supply and demand fundamentals, as well as the weather. A substantial change in prices may affect the Company’s comprehensive income and operating cash flows, if not properly managed.

To mitigate the risks associated with the fluctuations in the market price for agricultural commodities, the Company has a policy that commodities be hedged, when possible, through the use of purchase and sales contracts. The Company may employ derivative commodity instruments (primarily futures and options) for the purpose of managing its exposure to commodity price risk, however, they are not used for speculative or trading purposes. The Company’s actual exposure to these price risks is constantly changing as the Company’s inventories and commodity contracts change. The effect of a 10% increase in the price of various commodities traded would have had an impact of a $1.2 million increase in net loss for FY24, and a $0.7 million increase in net loss for FY23, considering outstanding contracts as at the reporting dates and assuming all other variables remain constant.

Liquidity risk. Liquidity risk is the risk that the Company cannot meet its financial obligations associated with financial liabilities in full. The Company’s main sources of liquidity are its operations its credit facility and other debt financing. The funds are primarily used to finance working capital and capital expenditure requirements and are adequate to meet the Company’s financial obligations associated with financial liabilities. Risk associated with debt financing is mitigated by having negotiating terms over several years and renegotiating terms before they are due.

Interest rate risk. Interest rate risk is the risk that the Company will be unable to finance existing debt with similar terms, as well as potential changes in the future cash flows of financial instruments. The Company’s principal exposure to interest rate risk is with respect to its short-term debt and credit facilities, long-term debt and lease liability, which bear interest at fixed and floating interest rates.

The effect of a 1% increase in interest rates relating to the bank indebtedness, long-term debt and lease liability of the Company would be an increase in interest expense for FY24 of approximately $1.0 million, and $1.7 million for FY23. Exposure to interest rate risk is managed through normal operating and financing activities.

Other risks. Although we perform services for customers located in a number of jurisdictions, we have not experienced any material difficulties in receiving funds remitted from foreign countries. However, new or modified exchange control restrictions could have an adverse effect on our ability to repatriate cash to fund our operations and make principal and interest payments, when necessary.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Information regarding the board practices of New Above Food is included in the Proxy Statement/Prospectus under the section titled “Management of New Above Food Following the Business Combination” and is incorporated herein by reference.

B. Compensation

Compensation of New Above Food’s Directors and Executive Officers

Information regarding the compensation of the directors and executive officers of New Above Food for the year ended January 31, 2024, which compensation was paid for services prior to the closing of the Business Combination is included in the Proxy Statement/Prospectus under the sections titled “Executive and Director Compensation-Above Food-Historical Compensation of Above Food’s Directors” and “Executive and Director Compensation-Above Food-Historical Compensation of Above Food’s Executive Officers” and is incorporated herein by reference.

Executive Officer Agreements

In connection with the closing of the Business Combination, Above Food assigned its existing employment and consulting agreements with the executive officers of New Above Food to New Above Food. Information regarding these agreements is included in the Proxy Statement/Prospectus under the sections titled “Executive and Director Compensation-Above Food-Employment Agreements". New Above Food expects that it may enter into new employment or other agreements to supersede and replace such existing agreements, although the precise terms and conditions of such agreements have not yet been determined.

Equity Compensation

New Above Food adopted the Above Food Ingredients Inc. 2024 Incentive Award Plan (the “2024 Incentive Award Plan”) on June 28, 2024, which became immediately effective upon the consummation of the Business Combination. The 2024 Incentive Award Plan initially reserved up to 83,854,489 for issuance pursuant to awards that may be granted under the 2024 Incentive Award Plan, which amount is subject to adjustment and an annual increase as set forth under the terms of the 2024 Incentive Award Plan. No awards have yet been granted under the 2024 Incentive Award Plan. Further information regarding the 2024 Incentive Award Plan is included in the Proxy Statement/Prospectus under the section titled “New Above Food Equity Incentive Plan” and is incorporated herein by reference.

Prior to the Business Combination, Above Food made grants of share options and restricted share units to its executive officers, which awards have been assumed by New Above Food in connection with the Business Combination. Further information is included in the Proxy Statement/Prospectus under the section titled “Executive and Director Compensation-Above Food-Equity Compensation” and is incorporated herein by reference.

Indemnification

The Amended and Restated By-Law No. 1 of New Above Food provides for the indemnification of the executive officers and directors of New Above Food on the terms set forth therein and expressly provide that the indemnification provisions set forth therein are not exclusive, and thereby contemplate that contracts may be entered into between the Company and its directors, executive officers, and other persons with respect to indemnification and advancement of expenses. New Above Food has entered into an indemnification agreements with all of its current directors and executive officers.

C. Board Practices

Information regarding the board practices of New Above Food is included in the Proxy Statement/Prospectus under the section titled “Management of New Above Food Following the Business Combination” and is incorporated herein by reference.

D. Employees

Following and as a result of the Business Combination, the business of New Above Food is conducted through Above Food, its direct, wholly owned subsidiary, as well as the direct and indirect subsidiaries of Above Food.

Information regarding the employees of Above Food is included in the Proxy Statement/Prospectus under the section titled “Business of Above Food and Certain Information about Above Food—Employees” and is incorporated herein by reference.

E. Share Ownership

Ownership of the Company’s shares by its directors and executive officers upon consummation of the Business Combination is set forth in Item 7.A of this Report.

F. Disclosure of a registrant’s action to recover erroneously awarded compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth the beneficial ownership of New Above Food Common Shares following the Business Combination:

(a)           each person, or group of affiliated persons, known by us to beneficially own more than 5% of outstanding New Above Food Common Shares immediately following the consummation of the Business Combination;

(b)           each of New Above Food’s named executive officers, or directors; and

(c)           all executive officers and directors of New Above Food as a group.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. Each person named in the table has sole voting and investment power with respect to all of the common shares shown as beneficially owned by such person, except as otherwise indicated in the table or footnotes below.

The beneficial ownership of New Above Food Common Shares post-Business Combination is based on 28,532,715 New Above Food Common Shares issued and outstanding as of July 5, 2024, on a non-fully diluted basis, immediately following the Business Combination.

Unless otherwise indicated, New Above Food believes that all persons named in the table below have sole voting and investment power with respect to all shares of capital stock beneficially owned by them. To New Above Food’s knowledge, no New Above Food Common Shares beneficially owned by any executive officer or director have been pledged as security.

Unless otherwise indicated, the address of each New Above Food director and executive officer is c/o Above Food Ingredients Inc., 2305 Victoria Avenue #001, Regina, Saskatchewan, S4P 0S7.

Name and Address of Beneficial Owners	Number of New Above Food Common Shares	% of total New Above Food Common Shares
Five Percent Holders
Kambeitz Agri Inc.(1)	2,776,516	9.73	1%
Grupo Empresarial Enhol S.L.	2,105,000	7.38%
ANF Holdco, LLC	1,604,250	5.62%
Smart Dine, LLC(8)	2,524,616	8.78%
Directors and Executive Officers of New Above Food
Lionel Kambeitz(2)	2,600,541	9.08%
Jason Zhao(3)	354,074	1.23%
Martin Williams(4)	513,825	1.49%
Tyler West (5)	2,271,689	7.89%
Garth Frederickson	0	*	%
Felipe Gomez Garcia	0	*	%
Chief Reginald Bellerose(6)	26,292	*	%
Agustin Tristan(7)	813,151	2.84%
Alberto Ardura González(8)	2,524,616	8.78%
All Directors and Executive Officers of New Above Food as a group (9 Individuals)	8,769,188	30.73

* Less than one percent.

(1)	Includes (i) 2,723,931 New Above Food Common Shares held by Kambeitz Agri Inc. (“Agri”) and (ii) 52,585 New Above Food Common Shares held by KF Kambeitz Farms Inc. (“KF Farms”). Agri’s voting shares are owned by Northrange Capital Corp., a Saskatchewan private business corporation, of which Jordan Kambeitz owns 76% of the equity securities and is the sole director and officer. Gailene Kambeitz owns the remaining 24% of the equity securities of Northrange Capital Corp. KF Farms is owned by Agri. and Jordan Kambeitz is the sole director and officer of Kambeitz Farms Inc. The registered address of Agri and KF Farms is 2-2305 Victoria Ave, Regina, Saskatchewan S4P 0S7, Canada.

(2)	Includes (i) 355,275 New Above Food Common Shares held by 10209422 Saskatchewan LTD, (ii) 2,140,096 New Above Food Common Shares held by Lionel Kambeitz and (iii) 105,170 New Above Food Common Shares subject to options exercisable within 60 days of July 5, 2024. 10209422 Saskatchewan LTD is a Saskatchewan private business corporation, of which Mr. Kambeitz owns 100% of the voting shares. Consequently, he may be deemed the beneficial owner of the shares held by 10209422 Saskatchewan LTD and has voting and dispositive control over such securities. Mr. Kambeitz disclaims beneficial ownership of any shares other than to the extent he may have a pecuniary interest therein, directly or indirectly.

(3)	Includes 354,074 New Above Food Common Shares subject to options exercisable within 60 days of July 5, 2024.

(4)	Includes (i) 110,671 New Above Food Common Shares held by The Larder Inc. and (ii) 403,154 New Above Food Common Shares subject to New Above Food options exercisable within 60 days of July 5, 2024. The Larder Inc. is owned by the Bosnar-Williams Family Trust, of which Martin Williams is a trustee. Consequently, he may be deemed the beneficial owner of the shares held by The Larder Inc. and has voting and dispositive control over such securities. Mr. Williams disclaims beneficial ownership of any shares other than to the extent he may have a pecuniary interest therein, directly or indirectly.

(5)	Includes 262,927 New Above Food Common Shares subject to New Above Food options exercisable within 60 days of July 5, 2024.

(6)	Includes 26,292 New Above Food Common Shares subject to New Above Food options exercisable within 60 days of July 5, 2024.

(7)	Includes 709,151 New Above Food Common Shares held directly by Lexington Capital, SAPI DE CV and 104,000 New Above Food Common Shares issuable upon exercise of 104,000 Common Warrants held by Lexington Capital, SAPI DE CV. Agustin Tristan Aldave, a director on our Board, is a director and the Chief Executive Officer of Lexington Capital, SAPI DE CV. Consequently, he may be deemed the beneficial owner of the shares held by Lexington Capital, SAPI DE CV and has voting and dispositive control over such securities. Mr. Tristan Aldave disclaims beneficial ownership of any shares other than to the extent he may have a pecuniary interest therein, directly or indirectly. The address of Lexington Capital, SAPI DE CV is Insurgentes Sur 64 Piso 10 A1004, Col Juarezm, Del Cuauhtemoc, Ciudad De Mexico 06600, Mexico.

(8)	Includes 2,293,616 New Above Food Common Shares held by Smart Dine, LLC and 231,000 Common Shares issuable upon exercise of 231,000 Common Warrants held by Smart Dine, LLC. Smart Dine, LLC is the Sponsor. Alberto Ardura González, a director on our Board, is a manager of the Sponsor. Consequently, he may be deemed the beneficial owner of the shares held by the Sponsor and has voting and disositive control over such securities. Mr. Ardura González disclaims beneficial ownership of any shares other than to the extent he may have a pecuniary interest therein, directly or indirectly. The address of Smart Dine, LLC is 720 N. State Street, Chicago, IL 60654.

                Immediately following the consummation of the Business Combination, there were 87 record holders, of which 53 record holders holding approximately 58.9% of New Above Food Common Shares had registered addresses in Canada. These numbers are not representative of the number of beneficial holders of our Common Shares nor are they representative of where such beneficial holders reside, since many of these New Above Food Common Shares are held of record by brokers or other nominees (including one Canadian. nominee company, CDS & Co., which held approximately 14.4% of our outstanding New Above Food Common Shares immediately following the consummation of the Business Combination).

B. Related Party Transactions

Information regarding certain related party transactions is included in the Proxy Statement/Prospectus under the section titled “Certain Relationships and Related Transactions” and is incorporated herein by reference.

C. Interests of Experts and Counsel

Not Applicable.

ITEM 8. FINANCIAL INFORMATION.

A. Consolidated Statements and Other Financial Information.

See Item 18 of this Report for consolidated financial statements and other financial information.

Information regarding legal proceedings involving New Above Food and Above Food is included in the Proxy Statement/Prospectus under the section “Business of Above Food and Certain Information About Above Food— Legal Proceedings,” and is incorporated herein by reference.

B. Significant Changes

A discussion of significant changes since January 31, 2024, is provided under Item 4 and Item 5 of this Report and is incorporated herein by reference.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Nasdaq Listing of New Above Food Common Shares

New Above Food Common Shares and New Above Food Listed Warrants are currently listed on Nasdaq under the symbols “ABVE” and “ABVE.W,” respectively. Holders of New Above Common Shares and warrants should obtain current market quotations for their securities.

There can be no assurance that the New Above Food Common Shares will remain listed on Nasdaq. If New Above Food fails to comply with the Nasdaq listing requirements, the New Above Food Common Shares could be delisted from Nasdaq. A delisting of the New Above Food Common Shares will likely affect the liquidity of the New Above Food Common Shares and could inhibit or restrict the ability of New Above Food to raise additional financing.

Lock-up Agreements

Information regarding the lock-up restrictions applicable to some of the New Above Food Common Shares is included in the Proxy Statement/Prospectus under the section titled “Certain Relationship and Related Person Transaction—Lock-Up Agreements” and is incorporated herein by reference.

Above Food and Grupo Empresarial Enhol, S.L. (“Enhol”) entered into Common Share Subscription Agreement (“Enhol Subscription Agreement”), dated June 13, 2024, included in this Report as Exhibit 10.23, under which Enhol agreed to purchase 2,377,082 Above Food common shares at a price of $2.103419 per share ($10.00 per share of New Above Food Common Shares), which Above Food common shares converted into 500,000 New Above Food Common Shares at closing of the Business Combination, and 50% of Enhol’s shares (250,000 shares) are locked up for 60 days and the remaining 50% of Enhol’s shares (250,000 shares) are locked up for 180 days after the Closing Date, as further described in that certain Lock-Up Agreement, dated June 19, 2024, by and between Above Food and Enhol, included in this Report as Exhibit 10.26.

Above Food entered into subscription agreements with several investors (“PIPE Subscription Agreements”), under which the investors agreed to purchase 550,000 units of Above Food at a purchase price of $10.00 per unit for a total purchase price of $5,500,000, which units included one Above Food common share and one additional Above Food common share provided from the Sponsor or from treasury (the “Advantage Shares”), which Above Food common shares, besides the Advantage Shares, converted into 530,000 New Above Food Common Shares, and 25% are locked up for 90 days from July 1, 2024. The form of PIPE Subscription Agreement is included in this Report as Exhibit 10.24.

Above Food, Enhol, and Gonzalo Agorreta Preciado entered into the Shares Sale and Purchase and Exchange Agreement (“Enhol SPA”), dated June 13, 2024, included in this Report as Exhibit 10.25, under which Above Food agreed that Enhol and Mr. Preciado’s shares under the Enhol Subscription Agreement would participate in the Share Exchange. The parties agreed that the shares issued pursuant to the Enhol SPA will be locked up for 12 months.

Other Transfer Restrictions

Pursuant to the terms of the plan of arrangement (the “Plan of Arrangement”) approved by the Court of King’s Bench of Alberta in the Final Order dated June 18, 2024, all New Above Food Common Shares issued to former Above Food shareholders in exchange for their Above Food common shares held immediately prior to the effective time of the Plan of Arrangement are subject to certain restrictions on transfer and exceptions, whereby 90% of each such former Above Food shareholder’s New Above Food Common Shares issued under the Plan of Arrangement may not be transferred without the consent of New Above Food, except in certain circumstances, until the earlier of the date that is: (a) (i) the six month anniversary of the effective date of the Plan of Arrangement (the “Effective Date”), or (ii) in the case of certain designated holders, the twelve month anniversary of the Effective Date; (b) such time, if ever, after 150 calendar days after the Effective Date that the volume-weighted average trading price of the New Above Food Common Shares on the national stock exchange on which such security is trading equals or exceeds $12.50 per share (as adjusted for share splits, share dividends, rights issuances, subdivisions, reorganizations, recapitalizations and similar corporate events) for any 20 trading days within any 30-trading day period commencing at least 150 calendar days after the Effective Date; and (c) such date on which New Above Food completes a liquidation, merger, stock exchange or other similar transaction which results in all of the shareholders of New Above Food having the right to exchange their New Above Food Common Shares for cash, securities or other property.

B. Plan of Distribution

Not applicable.

C. Markets

New Above Food Common Shares and New Above Food Listed Warrants are currently listed on the Nasdaq under the symbols “ABVE” and “ABVE.W”.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

As of the date of this Report, New Above Food has an issued share capital in the amount of 34,646,457 shares, consisting of 28,532,715 New Above Common Shares, 3,056,871 New Above Food Class A Earnout Shares and 3,056,871 New Above Food Class B Earnout Share.

New Above Food is authorized to issue (a) an unlimited number of New Above Food Common Shares without nominal or par value, and (b) an unlimited number of New Above Food Class A Earnout Shares and New Above Food Class B Earnout Shares, each without nominal or par value.

B. New Above Food Articles

Information regarding certain material provisions of the articles of New Above Food is included in the Proxy Statement/Prospectus under the section titled “Description of New Above Food Securities” and is incorporated herein by reference.

C. Material Contracts

Information regarding certain material contracts is included in the Proxy Statement/Prospectus under the sections titled “Certain Relationships and Related Person Transactions,” and “Business of Above Food and Certain Information about Above Food,” and are incorporated herein by reference.

On June 13, 2024, Above Food Cop, acquired all the shares of Brotalia, S.L. from Grupo Empresarial Enhol, S.L. and Mr. Gonzalo Agorreta Preciado. Brotalia, S.L. ("Brotalia") is (A) a subsidiary of Enhol which is engaged in (a) the development, production and commercialization of (i) precooked processed animal protein products and (ii) products made with alternative protein, for human consumption, (b) the development and research of new products, technologies or processes for the manufacture of edible products for human consumption, and (c) food tech project acceleration consultancy, (the “Business”) and (B) the sole shareholder of Naturcook Innovaciones, S.L. (the “Subsidiary” and jointly with the Company, the “Companies”). The purchase price for the shares is USD $13,000,000, on the assumption that the net debt of the acquired business will be zero. The purchase price was paid by the delivery of 6,180,413 Above Food common shares at Closing pursuant to:

(i)	the Common Share Subscription Agreement (“Enhol Subscription Agreement”), dated June 13, 2024, included in this Report as Exhibit 10.23, under which Enhol agreed to purchase 2,377,082 Above Food common shares at a price of $2.103419 per share, which Above Food common shares converted into 500,000 New Above Food Common Shares (the “Enhol Shares”) at the closing of the Business Combination and are subject to registration rights, 50% are locked up for 60 days and 50% are locked up for 180 days, as further described in that certain Lock-Up Agreement, dated June 19, 2024, by and between Above Food and Enhol, included in this Report as Exhibit 10.26; and

(ii)	a share purchase agreement (the “Enhol SPA”), under which Above Food agreed that Enhol and Mr. Preciado’s shares under the Enhol Subscription Agreement would participate in the Share Exchange. The parties to the Enhol SPA agreed that no later than 10 business days following the Closing, Above Food would cause New Above Food to file a resale registration statement on Form F-1 to register the resale of Enhol and Mr. Preciado’s shares. The parties agreed that the shares issued pursuant to the Enhol SPA will be locked up for 12 months.

New Above Food and Enhol entered into a Nomination Rights Agreement dated June 19, 2024 (“Nomination Agreement”), included in this Report as Exhibit 10.27, under which New Above Food granted Enhol the right to designate one nominee to the New Above Food Board upon the closing of the Business Combination, so long as Enhol holds at least 50% of Enhol’s common shares.

Above Food entered into PIPE Subscription Agreements, under which the investors agreed to purchase 550,000 units of Above Food at a purchase price of $10.00 per unit for a total purchase price of $5,500,000, which units included one Above Food common share and one additional Above Food common share provided from the Sponsor or from treasury (the “Advantage Shares”), which Above Food common shares, besides the Advantage Shares, converted into 530,000 New Above Food Common Shares. In addition, at Closing, the investors received 530,000 New Above Food Common Shares in the form of Advantage Shares from the Sponsor. The form of PIPE Subscription Agreement is included in this Report as Exhibit 10.24.

Promissory Note, dated June 27, 2024, issued by Bite in favor of the Sponsor (“Bite Promissory Note”), included in this Report as Exhibit 10.28, amended, replaced and superseded that certain promissory note, dated January 22, 2024 between Bite and the Sponsor for $3,250,000 of cash owed to the Sponsor for working capital loans provided by the Sponsor to Bite for purposes of completing the Business Combination. Under the Bite Promissory Note, Bite promised to pay Sponsor an interest-free, principle amount of $3,500,000, but Sponsor could elect to convert the outstanding principle into Working Capital Units upon consummation of Bite's initial business combination. Sponsor converted $1,500,000 principal amount into Working Capital Units concurrently with the Closing of the Business Combination.

Arcadia Biosciences, Inc. (“Arcadia”), Arcadia Wellness, LLC, (“Sellers”), Above Food, and Above Food Ingredients Corp. (“Above Food Arcadia Sub”) entered into an Asset Purchase Agreement, dated May 14, 2024, included in this Report as Exhibit 10.29, under which Above Food Arcadia Sub purchased assets, including, among others, inventory and intellectual property, in exchange for a $6,000,000 promissory note to Sellers. Sellers agreed to pay $2,000,000 USD.

Under the Promissory Note, dated May 14, 2024, by and among Arcadia Biosciences, Inc., Arcadia Wellness, LLC, Above Food and Above Food Arcadia Sub (“Arcadia Promissory Note”), included in this Report as Exhibit 10.34, Above Food Arcadia Sub promised to pay Arcadia $6,000,000 USD by the third anniversary of the effective date of the Acadia Promissory Note, payable in yearly installments of $2,000,000 USD with interest payable on each anniversary of the effective date of the Arcadia Promissory Note at the Prime Rate. Arcadia also has the right to obtain publicly traded New Above Food Common Shares in the amount of $2,000,000 USD until the second anniversary of the Promissory Note, instead of receiving one of the installment payments in cash, and New Above Food is required to file a resale registration statement on Form F-1 within 20 days of such share issuance.

Above Food, NRGene Technologies Ltd. and NRGene Canada Inc. ("NRGene Canada" and together with NRG Technologies Ltd., the “Sellers”), entered into an Amendment to Asset Purchase Agreement, dated June 26, 2024, included in this Report as Exhibit 10.31, to amend that certain Asset Purchase Agreement, dated August 28, 2023, included in this Report as Exhibit 10.10, pursuant to which Above Food agreed to participate in the private financial round of NRGene Canada and allocate up to CAD $1,000,000 of excess proceeds from any sale of New Above Food Common Shares to an investment under a SAFE investment agreement. Above Food agreed to provide the Sellers a non-recourse loan in the amount of CAD$ 2,362,500, for a period of six (6) months from the date of disbursement, bearing an interest rate of 3% per annum. Above Food also agreed to deliver to the Sellers 250,000 New Above Food Common Shares.

New Above Food and Sponsor entered into a Secured Convertible Promissory Note, dated June 27, 2024, included in this Report as Exhibit 10.32, under which New Above Food promised to pay Sponsor $2,000,000 in principle on the maturity date of June 27, 2026, with interest accruing on the unpaid principal amount at a rate equal to six percent (6%) per quarter, compounded quaterly. The entire principle amount is convertible into New Above Food Common Shares at Sponsor’s election.

Above Food, New Above Food, Sponsor, Enhol and Mr. Preciado entered into the Joinder to Registration Rights Agreement, dated June 19, 2024, included in this Report as Exhibit 10.33, under which Enhol and Mr. Preciado agreed to be bound by and become parties to the Registration Rights Agreement, dated June 28, 2024, by and among Above Food, New Above Food, Sponsor, and certain other investors set forth therein.

Material Contracts Relating to the Business Combination

Business Combination Agreement

A description of the Business Combination Agreement is set forth in the Proxy Statement/Prospectus under the sections titled “The Business Combination Proposal—Business Combination Agreement” and is incorporated herein by reference.

Related Agreements

A description of the material provisions of certain additional agreements entered into pursuant to the Business Combination Agreement is set forth in the Proxy Statement/Prospectus under the sections titled “The Business Combination Proposal—Ancillary Agreements” and “Description of New Above Food Securities—New Above Food Warrants,” and is incorporated herein by reference.

D. Exchange Controls and Other Limitations Affecting Security Holders

Canada has no system of exchange controls. There are no Canadian governmental laws, decrees, or regulations relating to restrictions on the repatriation of capital or earnings of the Company to non-resident investors. There are no laws in Canada or exchange control restrictions affecting the remittance of dividends or other payments made by the Company in the ordinary course to non-resident holders of the New Above Food Common Shares by virtue of their ownership of such New Above Food Common Shares, except as discussed below in under “Item 10.E. - Taxation”.

There are no limitations under the laws of Canada or in the organizing documents of the Company on the right of foreigners to hold or vote securities of the Company, except that the Investment Canada Act may require that a “non-Canadian” not acquire “control” of the Company without prior review and approval by the Minister of Innovation, Science and Economic Development, where applicable thresholds are exceeded. The acquisition of one-third or more of the voting shares of the Company would give rise a rebuttable presumption of an acquisition of control, and the acquisition of more than fifty percent of the voting shares of the Company would be deemed to be an acquisition of control. In addition, the Investment Canada Act provides the Canadian government with broad discretionary powers in relation to national security to review and potentially prohibit, condition or require the divestiture of, any investment in the Company by a non-Canadian, including non-control level investments. “Non-Canadian” generally means an individual who is neither a Canadian citizen nor a permanent resident of Canada within the meaning of the Immigration and Refugee Protection Act (Canada) who has been ordinarily resident in Canada for not more than one year after the time at which he or she first became eligible to apply for Canadian citizenship, or a corporation, partnership, trust or joint venture that is ultimately controlled by non-Canadians.

Amendments to the Investment Canada Act have been passed by the Canadian government but have not yet come into force. Among other things, the amendments will broaden and strengthen the national security review provisions and require, under certain circumstances to be prescribed in regulations that have not yet been published, pre-closing notification of certain foreign investment transactions.

E. Taxation

Information regarding certain U.S. tax consequences of owning and disposing of New Above Food Common Shares and New Above Food Warrants is included in the Proxy Statement/Prospectus under the section titled “Material U.S. Federal Income Tax Considerations of the Business Combination” and is incorporated herein by reference.

F. Dividends and Paying Agents

New Above Food has never declared or paid any cash dividends and has no plan to declare or pay any dividends on New Above Food Common Shares in the foreseeable future. New Above Food currently intends to retain any earnings for future operations and expansion.

Subject to the rights of any other shares of New Above Food which are expressed to rank prior to the New Above Food Common Shares, the holders of New Above Food Common Shares are entitled to receive dividends at such times and in such amounts as the New Above Food Board may determine from time to time. The holders of the New Above Food Class A Earnout Shares and the New Above Food Class B Earnout Shares shall not be entitled to any dividends or other distributions other than in the event of a distribution of assets of the Company among its shareholders arising on the liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs.

Under the ABCA, New Above Food may not pay a dividend in money or other property if there are reasonable grounds for believing that New Above Food is, or would after the payment be, unable to pay its liabilities as they become due, or the realizable value of New Above Food’s assets would thereby be less than the aggregate of its liabilities and stated capital of all classes.

Since New Above Food is a holding company, its ability to pay dividends will be dependent upon the financial condition, liquidity and results of operations of, and the receipt of dividends, loans or other funds from, its subsidiaries. The subsidiaries are separate and distinct legal entities and have no obligation to make funds available to New Above Food. In addition, there are various statutory, regulatory and contractual limitations and business considerations on the extent, if any, to which the subsidiaries of New Above Food may pay dividends, make loans or otherwise provide funds to New Above Food.

G. Statement by Experts

The consolidated balance sheet of New Above Food as of January 31, 2024, incorporated by reference in this Report has been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing. The consolidated financial statements of Above Food at January 31, 2024 and 2023, and for each of the three years in the period ended January 31, 2024, appearing in this Report have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon (which contains an explanatory paragraph describing conditions that raise substantial doubt about Above Food’s ability to continue as a going concern as described in Note 2 to the consolidated financial statements) appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The financial statements of Bite as of and for the fiscal years ended December 31, 2023 and 2022, incorporated by reference in this report, have been audited by Marcum LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, which includes an explanatory paragraph as to Bite’s ability to continue as a going concern, and are included in reliance on such report given on the authority of such firm as an expert in accounting and auditing.

H. Documents on Display

We are subject to certain of the informational filing requirements of the Exchange Act. Because we are a “foreign private issuer,” we are exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchase and sale of our shares. In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we are required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. We may, but are not required, to furnish to the SEC, on Form 6-K, unaudited financial information after each of our first three fiscal quarters. The SEC also maintains a website at http://www.sec.gov that contains reports and other information that we file with or furnish electronically with the SEC. You may read and copy any report or document we file, including the exhibits, at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

I. Subsidiary Information.

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Information regarding quantitative and qualitative disclosure about market risk is included in the audited consolidated financial statements of Above Food for the year ended January 31, 2024, which form part of this Report.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Information regarding New Above Food Warrants is included in the Proxy Statement/Prospectus under the section titled “Description of New Above Food Securities—New Above Food Warrants” and is incorporated herein by reference.

PART II.

Item 16A. Audit Committee Financial Expert

The New Above Food Board has determined that Alberto Ardura González is an “audit committee financial expert,” within the meaning of the current rules of the U.S. Securities and Exchange Commission. Alberto Ardura González is “independent” as required by the Nasdaq Listing Rules.

Item 16B. Code of Ethics

We have adopted a code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Pursuant to our Code of Ethics, officers of New Above Food covered by New Above Food’s Code of Ethics are required to promptly bring to the attention of the appropriate personnel, including officers, the General Counsel, outside counsel for the Company and the New Above Food Board or the relevant committee thereof, any information concerning any violations of the Code of Ethics.

Item 16G. Corporate Governance

Our common shares and warrants are listed on Nasdaq and as a Nasdaq-listed company, we are required to comply with certain corporate governance standards under applicable Nasdaq Listing Rules. However, as a foreign private issuer, pursuant to Nasdaq Listing Rule 5615(a)(3), we are permitted to follow home country practice in lieu of certain provisions of the Nasdaq Listing Rules.

Our corporate governance practices differ in certain significant respects from those that U.S. companies must adopt in order to maintain a Nasdaq listing and, in accordance with Nasdaq Listing Rule 5615(a)(3), we provide a brief, general summary of such differences.

Pursuant to Nasdaq Listing Rule 5615(a)(3), the Company has elected to follow certain Canadian practices consistent with the requirements of the ABCA in lieu of the requirements of (i) NASDAQ Listing Rule 5620(c) (Quorum Rule) and (ii) Nasdaq Rule 5635, which sets forth the circumstances under which shareholder approval is required prior to an issuance of securities in certain circumstances as set out therein.

Nasdaq Listing Rule 5620(c) requires that the minimum quorum requirement for a shareholder meeting is one-third of the outstanding common shares. In addition, a company listed on Nasdaq is required to state its quorum requirement in its bylaws. New Above Food’s quorum requirement is set forth in its organizational documents, which provides that if the Company has more than 15 shareholders, quorum for the transaction of business at a meeting of shareholders is shareholders holding not less than twenty five (25%) percent of the shares of the Company entitled to vote at that meeting being present in person or represented by proxy, where two or more joint holders are counted as one shareholder.

The shareholder approval requirements set forth in Nasdaq Listing Rule 5635 are different than those required by the Canadian Rules. New Above Food intends to comply with such Canadian Rules in lieu of the requirements set forth in Nasdaq Listing Rule 5635.

Other than the home country practices described above, we are not aware of any significant ways in which our corporate governance practices differ from those followed by U.S. domestic companies under the Nasdaq listing rules.

PART III.

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements and related information pursuant to “Item 18 Financial Statements.”

ITEM 18. FINANCIAL STATEMENTS

The audited consolidated financial statements of Bite for the fiscal year ended December 31, 2023, are incorporated by reference to pages F 3–F 24 in Amendment No. 4 to the Registration Statement on Form F-4, filed with the SEC on April 2, 2024 (“Amendment No. 4”).

The audited consolidated financial statements of Above Food for the fiscal year ended January 31, 2024, form part of this Report.

The audited consolidated financial statements of New Above Food for the fiscal year ended January 31, 2024, are incorporated by reference to pages F 116–F 119 in Amendment No. 4.

The unaudited pro forma condensed combined financial statements of New Above Food as of and for the year ended January 31, 2024 are attached as Exhibit 15.1 to this Report.

ITEM 19. EXHIBITS.

Exhibit Number	Description

1.1*	Amended and Restated Articles of Above Food Ingredients Inc.

1.2*	Amended and Restated By-law No.1 of Above Food Ingredients Inc., dated June 28, 2024.

2.1†	Business Combination Agreement, dated as of April 29, 2023, by and among Bite Acquisition Corp., 2510169 Alberta Inc., Above Merger Sub, Inc. and Above Food Corp. (incorporated by reference as Annex A-1 to the Registration Statement on Form F-4/A (Reg. No. 333-275005), filed with the SEC on April 8, 2024).

2.2	Amendment No. 1 to Business Combination Agreement, dated as of March 12, 2024, by and among Bite Acquisition Corp., Above Food Ingredients Inc., Above Merger Sub, Inc. and Above Food Corp.(incorporated by reference as Annex A-2 to the Registration Statement on Form F-4/A (Reg. No. 333-275005), filed with the SEC on April 8, 2024).

2.3	Plan of Arrangement (incorporated by reference included as Exhibit D to the Business Combination Agreement, which is included as Annex A-1 to the Registration Statement on Form F 4/A (Reg. No. 333-275005), filed with the SEC on April 8, 2024).

4.1*	Amended and Restated Warrant Agreement, by and between Above Food Ingredients Inc., Bite Acquisition Corp., Continental Stock Transfer & Trust Company and Odyssey Transfer and Trust, dated June 28, 2024.

4.2*	Amended and Restated Warrant Indenture, by and between Above Food Ingredients Inc., Above Food Corp. and Odyssey Trust Company, dated June 28, 2024.

10.1*	Stock Escrow Assignment, Assumption and Amendment Agreement, dated June 28, 2024, by and among Bite Acquisition Corp., Above Food Ingredients Inc., Smart Dine, LLC, Continental Stock Transfer & Trust Company, and Odyssey Transfer and Trust Company.

10.2*	Stock Escrow Agreement, dated February 11, 2021, among Bite Acquisition Corp., Continental Stock Transfer & Trust Company and certain security holders.

Exhibit Number	Description

10.3*	Registration Rights Agreement, dated June 28, 2024, by and among Above Food Corp., Above Food Ingredients Inc., Smart Dine, LLC and certain other investors set forth therein.

10.4*	Form of Indemnification and Advancement Agreement.

10.5	Form of General Security Agreement (incorporated by reference as Exhibit 10.6 to the Registration Statement on Form F 4/A (Reg. No. 333-275005), filed with the SEC on April 8, 2024).

10.6	Form of Release to the General Security Agreement (incorporated by reference as Exhibit 10.7 to the Registration Statement on Form F 4/A (Reg. No. 333-275005), filed with the SEC on April 8, 2024).

10.7♦	Escrow Agreement, dated December 29, 2022, between Above Food corp., Lexington Capital, S.A.P.I. de C.V. and McDougall Gauley LLP. (incorporated by reference as Exhibit 10.13 to the Registration Statement on Form F 4/A (Reg. No. 333-275005), filed with the SEC on April 8, 2024).

10.8	Pledge Agreement, dated December 29, 2022, between Above Food USA Corp. and Lexington Capital, S.A.P.I. de C.V. (incorporated by reference as Exhibit 10.14 to the Registration Statement on Form F 4/A (Reg. No. 333-275005), filed with the SEC on April 8, 2024).

10.9▲	Supplier Agreement, between Farmer Direct Organic Foods Ltd. and United Natural Foods, Inc. (incorporated by reference as Exhibit 10.15 to the Registration Statement on Form F 4/A (Reg. No. 333-275005), filed with the SEC on April 8, 2024).

10.10	Asset Purchase Agreement, dated August 28, 2023, between NRGene Technologies Ltd., NRGene Canada Inc., and Above Food Corp. (incorporated by reference as Exhibit 10.16 to the Registration Statement on Form F 4/A (Reg. No. 333-275005), filed with the SEC on April 8, 2024).

10.11†♦	Amended and Restated Agreement for Lease, dated May 5, 2023, by and among Purely Canada Terminals Corp., Purely Canada Foods Corp. and Kambeitz Agri Inc. (incorporated by reference as Exhibit 10.17(a) to the Registration Statement on Form F 4/A (Reg. No. 333-275005), filed with the SEC on April 8, 2024).

10.12	Amended and Restated Agreement for Lease, dated June 3, 2023, by and among Purely Canada Terminals Corp. and Purely Canada Foods Corp. (incorporated by reference as Exhibit 10.17(b) to the Registration Statement on Form F 4/A (Reg. No. 333-275005), filed with the SEC on April 8, 2024).

10.13	Lease Agreement, dated June 12, 2017, between Matrix Equities Inc., as Landlord, and Northern Quinoa Production Corporation, as Tenant (incorporated by reference as Exhibit 10.18 to the Registration Statement on Form F 4/A (Reg. No. 333-275005), filed with the SEC on April 8, 2024).

10.14	Amendment of Lease to the Lease Agreement, dated January 13, 2021, between Matrix Equities Inc., as Landlord, and Northern Quinoa Production Corporation, as Tenant (incorporated by reference as Exhibit 10.19 to the Registration Statement on Form F 4/A (Reg. No. 333-275005), filed with the SEC on April 8, 2024).

10.15	Renewal of Lease to the Lease Agreement, dated October 17, 2022, between Matrix Equities Inc., by its duly authorized agent, Triovest Realty Advisors Inc., as Landlord, and Northern Quinoa Production Corporation, as Tenant (incorporated by reference as Exhibit 10.20 to the Registration Statement on Form F 4/A (Reg. No. 333-275005), filed with the SEC on April 8, 2024).

10.16†♦	Industrial Lease (Multi-Tenant), dated October 17, 2019, between 1057041 Ontario Inc., as Landlord, and Wood & Water Foods Inc., as Tenant (incorporated by reference as Exhibit 10.21 to the Registration Statement on Form F 4/A (Reg. No. 333-275005), filed with the SEC on April 8, 2024).

Exhibit Number	Description

10.17	First Amending Lease Agreement to the Industrial Lease, dated September 30, 2021, between 1057041 Ontario Inc., as Landlord, and Wood and Water Foods Inc., as Tenant (incorporated by reference as Exhibit 10.22 to the Registration Statement on Form F 4/A (Reg. No. 333-275005), filed with the SEC on April 8, 2024).

10.18	Second Amending Lease Agreement to the Industrial Lease, dated November 30, 2022, between 1057041 Ontario Inc., as Landlord, and Wood and Water Foods Inc., as Tenant, dated November 30, 2022 Tenant (incorporated by reference as Exhibit 10.23 to the Registration Statement on Form F 4/A (Reg. No. 333-275005), filed with the SEC on April 8, 2024).

10.19†▲♦	Lease Agreement, dated December 31, 2021, by and between Midatlantic Warehouse & Storage, LLC, as landlord and Atlantic Natural Foods, LLC, as tenant (110 Industry Drive, Nash County, Nashville, North Carolina) (incorporated by reference as Exhibit 10.24 to the Registration Statement on Form F 4/A (Reg. No. 333-275005), filed with the SEC on April 8, 2024).

10.20	Above Food Corp. Stock Option Plan (incorporated by reference as Exhibit 10.25 to the Registration Statement on Form F 4/A (Reg. No. 333-275005), filed with the SEC on April 8, 2024).

10.21	Above Food Corp. Restricted Share Unit Plan (incorporated by reference as Exhibit 10.26 to the Registration Statement on Form F 4/A (Reg. No. 333-275005), filed with the SEC on April 8, 2024).

10.22*	Above Food Ingredients Inc. Equity Incentive Plan, dated June 28, 2024.

10.23*▲♦	Common Share Subscription Agreement, dated June 13, 2024, by and between Above Food Corp. and Grupo Empresarial Enhol, S.L.

10.24*▲♦	Form of Common Share Subscription Agreement, dated June 21, 2024, by and between Above Food Corp. and various investors.

10.25*†	Shares Sale and Purchase and Exchange Agreement, dated June 13, 2024, by and among Above Food Corp., Grupo Empresarial Enhol, S.L., and Gonzalo Agorreta Preciado.

10.26*	Lock-Up Agreement, dated June 19, 2024, by and between Above Food Corp. and Grupo Empresarial Enhol, S.L.

10.27*	Nomination Rights Agreement, dated June 19, 2024, by and between Above Food Ingredients Inc. and Grupo Empresarial Enhol, S.L.

10.28*	Promissory Note, dated June 27, 2024, issued by Bite Acquisition Corp. in favor of Smart Dine, LLC.

10.29*▲♦	Asset Purchase Agreement, dated May 14, 2024, by and among Arcadia Biosciences, Inc., Arcadia Wellness, LLC, Above Food Corp., and Above Food Ingredients Corp.

10.30*	Promissory Note, dated May 14, 2024, by and among Arcadia Biosciences, Inc., Arcadia Wellness, LLC, Above Food Corp. and Above Food Ingredients Corp.

10.31*†	Amendment to Asset Purchase Agreement, dated June 26, 2024, by and among Above Food Corp., NRGene Technologies Ltd. and NRGene Canada Inc.

10.32*	Secured Convertible Promissory Note, dated June 27, 2024, by and between Above Food Ingredients Inc. and Smart Dine, LLC.

10.33*	Joinder to Registration Rights Agreement, dated June 19, 2024, by and among Above Food Corp., Above Food Ingredients Inc., Smart Dine, LLC, Grupo Empresarial Enhol, S.L., and Gonzalo Agorreta Preciado.

15.1*	Unaudited pro forma condensed combined financial statements.

23.1*	Consent of Ernst & Young LLP, auditor to Above Food Corp. and Above Food Ingredients Inc.

23.2*	Consent of Marcum, LLP, auditor to Bite Acquisition Corp.

†	Schedules to this exhibit have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Registrant hereby agrees to furnish a copy of any omitted schedules to the Commission upon request.

▲	Portions of this exhibit have been omitted pursuant to Item 601(b)(10)(iv) of Regulation S-K. The Registrant hereby agrees to furnish a copy of any omitted portion to the Commission upon request.

♦	Portions of this exhibit have been omitted pursuant to Item 601(a)(6) of Regulation S-K. The Registrant hereby agrees to furnish a copy of any omitted portion to the Commission upon request.

*	Filed herewith.

SIGNATURES

The registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 8, 2024	Above Food Ingredients Inc.

	By:	/s/ Lionel Kambeitz
		Name:	Lionel Kambeitz
		Title:	Chief Executive Officer

Above Food Corp.

Consolidated Financial Statements

as of January 31, 2024 and 2023 and for the years ended January 31, 2024, 2023 and 2022

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Above Food Corp.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Above Food Corp. (the “Company”), as of January 31, 2024 and 2023, the related consolidated statements of operations and comprehensive loss, changes in equity and cash flows, for each of the years in the three year period ended January 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at January 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the three year period ended January 31, 2024, in conformity with U.S. generally accepted accounting principles.

The Company’s ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has suffered recurring losses from operations, has a working capital deficiency, has violated covenant requirements under its lending agreements as at January 31, 2024 and has stated that substantial doubt exists about the Company’s ability to continue as a going concern. Management's evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

Charterred Professional Accountants

We have served as the Company’s auditor since 2021.

Saskatoon, Canada

May 31, 2024, except for Note 26, as to which the date is July 8, 2024.

Consolidated Balance Sheets

(Expressed in Canadian dollars)

As at	Note(s)	January 31, 2024	January 31, 2023
ASSETS
Current Assets:
Cash		$952,280	$2,327,797
Accounts receivable, net		24,028,576	33,664,121
Loans receivable	9	671,500	552,003
Inventory	5	26,009,438	47,919,591
Commodity forward contracts	14	15,187,459	14,030,350
Foreign exchange forward contracts	14	359,973	542,862
Other assets	7	1,227,012	3,458,705
		68,436,238	102,495,429

Investment in affiliate	6	5,873,574	9,541,713
Property, plant and equipment, net	10	27,249,328	26,377,900
Intangible assets, net	11	2,448,489	2,938,340
Operating lease right-of-use assets	15	6,745,324	5,702,190
Finance lease right-of-use assets	15	31,552,824	32,475,705
Goodwill	4, 11	871,174	–
Due from related parties	22	–	302,406
Other assets	8	711,004	1,055,693
Total Assets		$143,887,955	$180,889,376

LIABILITIES AND EQUITY
Current Liabilities:
Accounts payable and accrued liabilities	14	$53,101,833	$47,396,393
Customer deposit		8,676,662	2,671,068
Short-term debt and credit facilities	12	36,000,000	47,500,000
Bank indebtedness		12,304,272	5,745,489
Long-term debt, current portion	13	30,783,203	23,259,226
Due to related parties	22	6,017,600	8,480,516
Operating lease liabilities, current portion	15	1,179,839	796,801
Lease liabilities, current portion	15	1,190,708	1,203,809
Commodity forward contracts	14	3,250,260	977,331
Foreign exchange forward contracts	14	1,346,133	3,124,828
		153,850,510	141,155,461

Long-term debt	13	186,104	577,517
Operating lease liabilities	15	5,434,482	4,905,388
Finance lease liabilities	15, 22	30,428,018	31,620,032
Deferred tax liabilities	18	247,073	-
Commitments and contingencies	24
		190,146,187	178,258,398
Shareholders’ equity:
Voting common shares, $0.00001 par value, unlimited shares authorized; 78,032,167 and 77,452,927 shares issued and outstanding as of January 31, 2024 and 2023, respectively. In connection with the acquisition of FDO (Note 4) 432,780 shares are held in escrow and to be released contingently upon the satisfaction of certain conditions	16	781	775
Additional paid-in capital	16	45,777,474	41,474,196
Warrants	16	11,676,046	11,676,046
Retained deficit		(103,880,258)	(50,567,976)
Accumulated other comprehensive income		167,725	47,937
Total shareholders’ equity		(46,258,232)	2,630,978
Total liabilities and shareholders’ equity		$143,887,955	$180,889,376

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Operations and Comprehensive Loss

(Expressed in Canadian dollars)

		Year Ended January 31
	Note(s)	2024	2023	2022
Revenue	20	368,423,398	$396,464,504	$198,857,713
Cost of sales	14, 21	374,322,146	397,744,144	190,945,089
Gross profit (loss)		(5,898,748)	(1,279,640)	7,912,624

Expenses
Selling, general and administrative	23	34,222,524	31,107,404	11,693,607
Research and development	2	171,852	430,666	235,095
Impairment of goodwill and other intangible assets	11	1,806,337	6,866,121	–
		36,200,713	38,404,191	11,928,702
Loss from operations		(42,099,461)	(39,683,831)	(4,016,078)

Interest revenue		245,262	296,479	82,293
Gain on revaluation of consideration payable	4	–	–	147,733
Interest expense	14	(7,670,156)	(5,378,560)	(2,086,274)
Net loss before income taxes		(49,524,355)	(44,765,912)	(5,872,326)

Income tax recovery
Current	18	–	(15,370)	–
Deferred	18	–	(78,681)	(95,088)
Income tax recovery		–	(94,051)	(95,088)
Equity method investment loss and impairment	6	3,787,927	812,669	-
Net loss for the year		$(53,312,282)	$(45,484,530)	$(5,777,238)

Net loss per share of common share
Basic and diluted	25	$(0.69)	$(0.60)	$(0.08)

Weighted-average common shares outstanding
Basic and diluted	25	77,512,765	76,039,262	72,304,200

Other comprehensive income
Cumulative translation adjustments		152,131	65,667	–
Tax effect		(32,343)	(17,730)	–
Total other comprehensive income		$119,788	$47,937	$–

Comprehensive loss for the year		$(53,192,494)	$(45,436,593)	$(5,777,238)

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in Canadian dollars)

		Common Stock		Additional		Retained Earnings	Accumulated Other Comprehensive	Total Shareholders’
	Note	Shares	Amount	Paid-in Capital	Warrants	(Deficit)	income (loss)	Equity
Balance, January 31, 2021		72,107,488	$721	$25,931,978	$11,135,226	$693,792	–	$37,761,717

Private placement		100,000	1	149,999	50,000		–	200,000
Net loss for the year		–	–	–	–	(5,777,238)	–	(5,777,238)
Balance, January 31, 2022		72,207,488	$722	$26,081,977	$11,185,226	$(5,083,446)	–	$32,184,479
							–
Issuance to WestOak Naturals Inc.		997,835	10	1,995,660	–	–	–	1,995,670
Issuance for acquisition of Culcherd		1,616,705	16	2,753,745	–	–	–	2,753,761
Issuance for acquisition of NorQuin		1,565,595	16	2,672,774	490,820	–	–	3,163,610
Issuance for acquisition of FDO		1,065,304	11	1,057,808	–	–	–	1,057,819
Stock compensation expense		–	–	6,912,232	–	–	–	6,912,232
Net loss for the year		–	–	–	–	(45,484,530)	–	(45,484,530)
Other comprehensive income							47,937	47,937
Balance, January 31, 2023		77,452,927	$775	$41,474,196	$11,676,046	$(50,567,976)	$47,937	$2,630,978
							–
Issuance for acquisition of Discovery Seed Labs	4	502,088	5	1,213,558	–	–	–	1,213,563
Stock compensation expense	17	77,152	1	3,089,720	–	–	–	3,089,721
Net loss for the year		–	–	–	–	(53,312,282)	–	(53,312,282)
Other comprehensive income		–	–	–	–	–	119,788	119,788
Balance, January 31, 2024[1]		78,032,167	$781	$45,777,474	$11,676,046	$(103,880,258)	$167,725	$(46,258,232)

1 In connection with the acquisition of FDO (Note 4), 432,780 shares are held in escrow and to be released contingently upon the satisfaction of certain conditions.

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

(Expressed in Canadian dollars)

		Years ended January 31
	Note	2024	2023	2022
Cash flows used in operating activities:
Net loss		$(53,312,282)	$(45,484,530)	$(5,777,238)
Items not affecting cash:
Depreciation and amortization	10, 11, 15	3,606,284	2,959,017	1,366,074
Stock compensation expense	17	3,089,721	6,912,232	–
Deferred taxes	18	–	(78,681)	(95,088)
Gain on revaluation of consideration payable	4	–	–	(147,733)
Gain on sale of assets	4, 10	(20,212)	(25,005)	(137,492)
Impairment of goodwill and other intangible assets	11	1,806,337	6,866,121	–
Non-cash interest expense		2,832,042	298,458	–
Non-cash lease expense	15	1,107,267	787,334	1,190,478
Equity method investment loss and impairment	6	3,787,927	812,669	–
Changes in operating assets and liabilities:
Accounts receivable		9,810,618	(8,707,755)	(9,771,404)
Inventory	5	21,910,153	5,548,114	(25,994,985)
Commodity forward contracts	14	1,115,820	1,737,689	(14,381,486)
Foreign exchange forward contracts	14	(1,595,806)	2,734,486	1,985,734
Corporate tax receivable	18	–	53,670	61,374
Other assets	8	2,576,382	(1,684,854)	(2,022,187)
Operating lease liabilities	15	(1,238,268)	(772,275)	(640,185)
Accounts payable and accrued liabilities		5,667,171	8,084,074	26,200,558
Customer deposits		6,005,594	2,082,333	588,735
		7,148,748	(17,876,903)	(27,574,845)
Cash flows used in investing activities:
Purchase of investments in affiliates	6	–	(6,255,400)	(4,051,045)
Loans received (issued)	9	(119,497)	13,340	(5,414,510)
Business acquisitions, net of cash acquired	4	(1,590,913)	(282,032)	20,988
Purchase of intangible assets	11	(60,496)	(328,760)	(135,972)
Proceeds from sale of assets	4	843,298	2,578,353	989,042
Purchase of property, plant and equipment	10	(3,590,336)	(2,388,221)	(21,998,339)
		(4,517,944)	(6,662,720)	(30,589,836)
Cash flows from financing activities:
Advance from (repayment of) short-term debt and credit facilities	12	(11,500,000)	4,500,000	29,992,113
Advance from bank overdraft		6,558,783	2,407,330	–
Capital raise net of share issuance costs	16	–	–	200,000
Proceeds from issuance of long-term debt	13	6,473,395	19,066,428	77,000
Repayment of long-term debt	13	(2,172,873)	(1,080,667)	(540,761)
Advance (repayment) of amounts due from (to) related parties	22	(2,160,510)	1,114,702	(1,560,627)
Repayment of finance lease liabilities	15	(1,205,116)	(1,197,395)	(971,329)
		(4,006,321)	24,810,398	27,196,396

Decrease in cash during the period		(1,375,517)	270,775	(30,968,285)
Cash – beginning of period		2,327,797	2,057,022	33,025,307
Cash – end of period		$952,280	$2,327,797	$2,057,022

Included in operating activities
Cash interest paid		$4,838,116	$5,080,102	$2,086,274
Income taxes paid		–	–	–

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements

For the years ended January 31, 2024 and January 31, 2023

1.	Nature of the business

Above Food Corp. (“Above”, “AFC” or the “Company”) and its subsidiaries’ commercial business is the purchase and sale of crop commodities, the development, aggregation and commercialization of related product, the production and sale of plant based dairy products.

On April 29, 2023, the Company entered into a business combination agreement (“Business Combination” or “Agreement”) with Bite Acquisition Corp. (“Bite”) and Above Food Ingredients Inc. (formerly 2510169 Alberta Inc.) (“TopCo”), pursuant to which Bite and the Company agreed to combine in a business combination that will result in each of Bite and the Company becoming a wholly owned subsidiary of TopCo. The closing of the transactions contemplated by the Agreement are conditional on several items, including requisite pre-approvals by Bite’s shareholders. Upon the closing of the transactions contemplated by the Agreement, TopCo’s common shares and warrants will be listed on the New York Stock Exchange. On the date of the closing, the Company’s shareholders will effect a share exchange pursuant to which the Company’s shareholders will contribute to TopCo all of the issued and outstanding equity of the Company in exchange for newly issued TopCo common shares, TopCo class A earnout shares and TopCo class B earnout shares, resulting in the Company becoming a direct, wholly owned subsidiary of TopCo. As a result of this share exchange, a number of TopCo common shares equal to USD $206,000,000 divided by USD $10.00, will be issued to the Company’s shareholders or allocated to holders of the Company’s stock options, restricted share units and warrants for issuance upon exercise thereof. There can be no assurance however that the foregoing transaction will be successfully consummated and no assurance that BITE will obtain the necessary approvals to amend its charter to extend beyond its current termination date of August 17, 2024.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

The Company’s presentational currency is the Canadian dollar and amounts presented in these consolidated financial statements are in Canadian dollars unless otherwise indicated.

Liquidity and Going Concern

The consolidated financial statements have been prepared assuming the Company will continue to operate as a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business. For the year ended January 31, 2024, the Company incurred a net loss of $53,312,282. As at January 31, 2024, the Company had an retained deficit of $103,880,258 and had a working capital deficiency of $85,414,272. Furthermore, as of January 31, 2024, the Company was in violation of restrictive covenants related to approximately $66 million of its aggregate borrowings as more fully described in notes 12 and 13. As of the date of these consolidated financial statements, the Company remains in violation of these restrictive covenants. Since January 31, 2024, the Company has extended the repayment date for the loans payable to Lexington Capital to June 30, 2024, and the loans payable to Grupo Vida Canada and SmartDine to July 31, 2024. Additionally, the revolving credit loan held with RBC (see Note 12) was also extended to July 31, 2024.

Historically, the Company’s activities and growth have been supplemented through private placements of equity securities and debt, however there can be no assurance the Company will be successful in obtaining further equity and debt financing nor can there be any assurance that the Company will be able to maintain the support of its current lenders, particularly as it relates to the indebtedness currently in default of restrictive covenants and monetary default. The Company also expects to continue to incur recurring losses as it continues to grow its business and has incurred significant costs in preparation for the business combination with Bite. The Company also has certain convertible debt repayable in cash in the event the go public transaction does not proceed (see Note 13). These conditions raise substantial doubt about the Company’s ability to continue as a going concern for one year from the date of issuance of these consolidated financial statements.

The Company intends to ensure sufficient capital to finance its growth and operations by raising capital through the proposed transaction with Bite (see Note 1), which would, if successfully completed, also reduce the cash burden of certain debt obligations outstanding (see Note 13) as some of these obligations can contractually be settled in shares of the public company that emerges following the contemplated business combination with Bite. There can be no assurance that the foregoing business combination will be successfully consummated.

If the going concern assumption were not appropriate for these consolidated financial statements, then adjustments would be necessary to the carrying value of assets and liabilities, the reported revenue and expenses, and the classifications used in the consolidated statements of financial position. The consolidated financial statements do not include adjustments that would be necessary if the going concern assumption were not appropriate.

Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries as follows:

Entity	Location	Ownership interest	Status
Purely Canada Foods Corp.	Canada	100%	Consolidated subsidiary
Purely Canada Lands Corp.	Canada	100%	Consolidated subsidiary
Purely Canada Kindersley Ingredients Inc.	Canada	100%	Consolidated subsidiary
Above Food Brands Inc.	Canada	100%	Consolidated subsidiary
Wood + Water Food Inc.	Canada	100%	Consolidated subsidiary
Northern Quinoa Production Corporation (Note 4)	Canada	100%	Consolidated subsidiary
Farmer Direct Organic Ltd. (Note 4)	Canada	100%	Consolidated subsidiary
Discovery Seed Labs Ltd. (Note 4)	Canada	100%	Consolidated subsidiary
Above Food Ingredients Inc.	Canada	100%	Consolidated subsidiary
Discovery Earth Sciences Inc.	Canada	100%	Consolidated subsidiary
Above Regenerative Agriculture Corp.	Canada	100%	Consolidated subsidiary
Above Food USA Corp.	USA	100%	Consolidated subsidiary
Above Food Ingredients Corp.(USA)	USA	100%	Consolidated subsidiary
Discovery Regenerative Agriculture Corp. (USA)	USA	100%	Consolidated subsidiary
Above Merger Sub, Inc.	USA	100%	Consolidated subsidiary

Each of these entities is assessed for consolidation based on its specific facts and circumstances. The Company consolidates all entities that it controls either through a majority voting interest or where it is the primary beneficiary of a VIE. The Company evaluates (1) whether it holds a variable interest in an entity, (2) whether the entity is a VIE, and (3) whether the Company’s involvement would make it the primary beneficiary.

For those entities where the Company holds a variable interest, the Company determines whether each of these entities qualifies as a VIE and, if so, whether or not the Company is the primary beneficiary. The assessment of whether the entity is a VIE is generally performed qualitatively, which requires judgment. These judgments include: (a) determining whether the equity investment at risk is sufficient to permit the entity to finance its activities without additional subordinated financial support, (b) evaluating whether the equity holders, as a group, can make decisions that have a significant effect on the economic performance of the entity, (c) determining whether two or more parties’ equity interests should be aggregated, and (d) determining whether the equity investors have proportionate voting rights to their obligations to absorb losses or rights to receive returns from an entity. Significant judgement involves analysis of the risks and rewards the VIE’s operations generate and the nature of the Company’s involvement with and interest in the VIE.

For entities that are determined to be VIEs, the Company consolidates those entities where it has concluded it is the primary beneficiary. The primary beneficiary is defined as the variable interest holder with (a) the power to direct the activities of a VIE that most significantly impact the entity’s economic performance and (b) the obligation to absorb losses of the entity or the right to receive benefits from the entity that could potentially be significant to the VIE. In evaluating whether the Company is the primary beneficiary, the Company evaluates its economic interests in the entity held either directly or indirectly by the Company.

The Company holds a variable interest in a VIE which are not consolidated as it is determined that the Company is not the primary beneficiary. The Company’s involvement with this entity is in the form of direct equity interests and loan investments. The maximum exposure to loss represents the loss of assets recognized by the Company relating to the non-consolidated VIE. The Company’s maximum exposure to loss relating to the non-consolidated VIE was as follows:

	January 31, 2024	January 31, 2023
Investment in affiliate	$5,873,574	$9,541,713
Loans receivable	671,500	552,003
Maximum exposure to loss	$6,545,074	$10,093,716

Entities that do not qualify as VIEs are generally assessed for consolidation as voting interest entities. Under the voting interest entity model, the Company consolidates those entities it controls through a majority voting interest.

All inter-company transactions and balances are eliminated on consolidation.

Subsidiaries are included in the consolidated financial statements from the date control commences until the date control ceases.

Use of Estimates and Judgement

The preparation of financial statements in conformity with U.S. GAAP requires us to make certain estimates, judgments and assumptions that affect the amounts reported in the consolidated financial statements. These estimates, judgments and assumptions are evaluated on an ongoing basis. Management bases our estimates on historical experience and on various other assumptions that management believes are reasonable at that time, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Changes in those estimates could materially impact the consolidated financial statements, and actual results may differ from those estimates. In particular, key estimates, judgements and assumptions include, but are not limited to (i) the valuation of inventories, (ii) fair value of financial instruments, (iii) valuation and impairment of goodwill and other intangible assets, and (iv) fair value of stock options.

Cash

Cash includes balances in banks and cash on hand. The fair value of cash approximates the carrying amount shown in the consolidated financial statements.

Accounts Receivable

The Company maintains an allowance for doubtful accounts equal to the expected credit losses on amounts receivable based on its historical collection experience, current conditions and future forecasts. Receivables are written-off and charged against the recorded allowance when the Company has exhausted collection efforts without success. The allowance for expected credit losses is as follows:

Balance, January 31, 2023	$471,988
Writeoffs charged against the allowance	$(471,988)
Provision for expected credit losses	$205,000
Balance, January 31, 2024	$205,000

Loans Receivable

The loans receivables are made to an equity investee and carried at amortized cost. When assessing loans receivable for impairment, the Company considers the underlying assets and the income generating ability of the entities to which loans have been advanced. There were no expected credit losses as of January 31, 2024 and January 31, 2023. Interest income on the loans receivable are recognized on an accrual basis.

Inventory

Inventories of marketable agricultural commodities are stated at fair value because of their interchangeability, immediate marketability at quoted prices, and difficulty in obtaining relevant costs. These agricultural commodity inventories have quoted market prices in active markets, may be sold without significant further processing, and have predictable and insignificant disposal costs. Changes in the fair values of the inventory are recognized in earnings as a component of cost of sales.

In addition, the Company values inventories that are not considered to be readily marketable, such as feed and organic grains, using the first-in, first-out (FIFO) method at the lower of cost or net realizable value because of their commodity characteristics as these commodities are not blended, nor do they have basis contracts associated with them. The Company values its consumer-packaged goods inventory at the lower of cost or net realizable value, with cost being determined using the specific lot identification method.

Fair Value Measurements

The Company determines fair value based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The levels that are established within the hierarchy as it relates to determining fair value are as follows:

•	Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities.

•	Level 2: Observable inputs, including Level 1 prices that have been adjusted; quoted prices for similar assets or liabilities; quoted prices in markets that are less active than traded exchanges; and other inputs that are observable or can be substantially corroborated by observable market data.

•	Level 3: Unobservable inputs that are supported by little or no market activity and that are a significant component of the fair value of the assets or liabilities.

In evaluating the significance of fair value inputs, the Company generally classifies assets or liabilities as Level 3 when their fair value is determined using unobservable inputs that, individually or when aggregated with other unobservable inputs, are significant to the fair value of the assets or liabilities. Judgment is required in evaluating both quantitative and qualitative factors in the determination of significance for purposes of fair value level classification. Level 3 amounts can include assets and liabilities whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as assets and liabilities for which the determination of fair value requires significant management judgment or estimation.

Based on historical experience with the Company’s suppliers and customers and the Company’s own credit risk and knowledge of current market conditions, the Company used its nonperformance risk as an input to fair value for its forward commodity purchase and sale contracts. The estimation of nonperformance risk results in these fair value estimates being considered a Level 3 measurement.

In many cases, a valuation technique used to measure fair value includes inputs from multiple levels of the fair value hierarchy. The lowest level of input that is a significant component of the fair value measurement determines the placement of the entire fair value measurement in the hierarchy. The Company’s assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the classification of fair value assets and liabilities within the fair value hierarchy levels.

The Company’s policy regarding the timing of transfers between levels, including both transfers into and transfers out of Level 3, is to measure and record the transfers at the end of the reporting period.

Investments

The Company applies the equity method of accounting to investments when it has significant influence, but not controlling interest, in an investee. In determining the level of influence over each equity method investment judgement is applied including consideration of key factors such as ownership interest, representation on the board of directors, participation in policy-making decisions, and material intercompany transactions. The Company’s proportionate share of the net income (loss) resulting from these investments is reported under the line item captioned “equity method investment income (loss)” in the consolidated statements of operations and comprehensive loss. The Company’s equity method investment is reported at cost and adjusted each period for the Company’s share of the investee’s income or loss and distributions paid, if any. The Company applies the cost method of accounting to investments when it does not have significant influence or a controlling interest in an investee and the fair value of the investment is not readily determinable.

The Company assesses investments for impairment whenever events or changes in circumstances indicate that the carrying value of an investment may not be recoverable. Management reviewed the underlying net assets of the investments during the year ended January 31, 2024 and determined that the Company’s proportionate economic interest in the investments indicate that the investments were other than temporarily impaired. The carrying values of the equity method investments are reported as “investments” on the consolidated balance sheets (see Note 6 – Investments).

Derivatives

Above enters into derivative instruments to manage its exposure to movements associated with agricultural commodity prices and foreign currency exchange rates. Above’s use of these instruments is generally intended to mitigate the exposure to market variables (see Note 14 - Derivative Instruments). Additionally, commodity contracts relating to forward sales of commodities are accounted for as derivatives at fair value under ASC 815 Derivatives and Hedging (see Revenue Recognition below).

The Company recognizes all of its derivative instruments as either assets or liabilities at fair value in its consolidated balance sheet and are reported as either foreign exchange forward contract or commodity forward contract assets or liabilities. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and on the type of hedging relationship. None of the Company’s derivatives have been designated as hedging instruments in the periods presented, and as such, changes in fair value of these derivatives are recognized in loss immediately.

Warrants

The Company accounts for warrants issued in accordance with the guidance in ASC Topic 480 Distinguishing Liabilities from Equity. The warrants are assessed for whether they represent a mandatory redeemable obligation to settle in cash, an obligation to repurchase the shares by transferring assets or an obligation to issue a variable number of shares to settle a fixed monetary amount. Such obligations would be classified as a liability and measured at fair value. Otherwise, warrants are classified as equity, and are measured at fair value on the grant date. The Company determines the fair value of the warrants using the Black-Scholes valuation method. The fair values of the warrants are considered to be a Level 3 fair value measurement due to the use of unobservable inputs.

Property, Plant and Equipment

Property, plant and equipment, is stated at cost less accumulated depreciation. Significant improvements that extend either the life, capacity, efficiency, or improve the safety of an asset are capitalized, while maintenance and repairs are expensed as incurred. Interest costs on borrowings during construction/completion periods of major capital projects are also capitalized. When the Company acquires a group of assets, the total consideration paid is allocated to the assets acquired utilizing a relative fair value approach.

Depreciation is computed based on the straight-line method over the estimated useful lives of the assets. Estimated useful lives for property, plant and equipment are as follows:

Asset class	Useful lives
Equipment	3 - 5 years
Buildings	5 – 30 years
Rail	20 years
Railcars	30 years
Hopper bins	10 years

Goodwill

The Company records goodwill when the purchase price of a business combination exceeds the estimated fair value of identified tangible and intangible assets acquired and liabilities assumed. Goodwill is tested for impairment at the reporting unit level at least annually, or more frequently when events or changes in circumstances indicate that the fair value of a reporting unit has more likely than not declined below its carrying value. The Company performs an annual goodwill impairment test as of the end of the fourth quarter on January 31, 2024 and 2023.

When testing goodwill for impairment, the Company has the option to first perform qualitative testing to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. If the Company chooses not to complete a qualitative assessment for a given reporting unit or if the initial assessment indicates that it is more likely than not that the carrying value of a reporting unit exceeds its estimated fair value, additional quantitative testing is required. If additional quantitative testing is required, the reporting unit’s fair value is compared with its carrying amount, and an impairment charge, if any, is recognized for the amount by which the carrying amount exceeds the reporting unit’s fair value, limited to the amount of goodwill associated with the reporting unit. The Company determines fair values for each of the reporting units using a discounted cash flow model (a form of the income approach) or the market approach. Under the income approach, fair value is determined based on the present value of estimated future cash flows, discounted at an appropriate risk-adjusted rate.

Other Intangible Assets

Finite-lived intangible assets include brand and trademarks, customer relationships, website development costs, and breeder rights that are amortized on a straight-line basis over their contractual or legal lives, or their estimated useful lives where such lives are not determined by law or contract (see Note 11 - Intangible Assets).

Deferred stock issuance costs

Deferred stock issuance costs represent amounts paid for legal, consulting, and other offering expenses in conjunction with the raising of additional capital. These costs are initially recorded in other assets and netted against additional paid-in capital upon closing of the respective equity transaction.

Leases

Accounting Standards Codification Topic 842, Leases, (“ASC 842”) requires lessees to recognize a right-of-use, or ROU, asset and a lease liability on the balance sheet for substantially all leases, except for leases with terms of less than twelve months.

Operating lease right-of-use, or ROU, assets and lease liabilities are recognized based on the present value of lease payments over the lease term. As a practical expedient, the Company made an accounting policy election not to separate lease components (e.g. payments for rent) from non-lease components (e.g. common-area maintenance costs) which the Company has applied to all leases. As a result, the Company includes both lease and non-lease components with fixed payments to calculate the right-of-use asset and related lease liability. For both operating and finance leases, the initial ROU asset equals the lease liability, plus initial direct costs, less lease incentives received. The Company’s lease agreements may include options to extend or terminate the lease, which are included in the lease term at the commencement date when it is reasonably certain that the options will be exercised.

The Company routinely leases storage facilities, land, and office facilities which are classified as either operating or finance leases. The leases are classified as finance leases if the lease meets any of the following criteria:

1.	the lease transfers ownership of the underlying asset to the Company by the end of the lease term;

2.	the lease contains an option to purchase the underlying asset that the Company is reasonably certain to exercise;

3.	the lease term is for the major part of the remaining economic life of the underlying asset;

4.	the present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already reflected in the lease payments equals or exceeds substantially all of the fair value of the underlying asset; or

5.	the underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term.

All other leases are considered operating leases. Operating leases with terms greater than twelve months are included as operating lease ROU assets and the associated lease liabilities within current maturities of operating lease liabilities and operating lease liabilities on the consolidated balance sheets. Finance leases with terms greater than twelve months are included as finance ROU assets and the associated finance lease liabilities within current maturities of finance lease liabilities and finance lease liabilities on the consolidated balance sheets. The Company’s accounting policy deems leases with an initial term of twelve months or less, as short-term leases. The Company recognizes lease expense for short-term lease payments on a straight-line basis over the term of the lease.

The accounting for some of the Company’s leases may require significant judgment when determining whether a contract is or contains a lease, the lease term, and the likelihood of exercising renewal or termination options. As of the lease commencement date, the lease liability is initially measured as the present value of lease payments not yet paid. The lease asset is initially measured equal to the lease liability and adjusted for lease payments made at or before lease commencement (e.g., prepaid rent), lease incentives, and any initial direct costs. Over time, the lease liability is reduced for lease payments made and the lease asset is reduced through expense, and classified as Selling, general and administrative expense and Cost of sales depending on the use of the lease. Lease. Lease assets are subject to review for impairment in a manner consistent with property, plant and equipment.

The Company’s leases range in length of term. Renewal options are generally exercisable solely at the Company’s discretion. When a renewal option is reasonably certain to be exercised, such additional terms are considered when calculating the associated operating lease asset and liability. When determining the lease liability at commencement of the lease, the present value of lease payments is based on the Company’s incremental borrowing rate as the rate implicit in the lease is generally not readily determinable. The incremental borrowing rate is determined using a portfolio approach and the Company’s incremental cost of debt, adjusted to arrive at the rate in the applicable country and for the applicable term of the lease. See Note 15 for additional information related to the Company’s leases.

Income taxes

The Company follows the asset and liability method of accounting for income taxes under ASC 740, Income Taxes. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the consolidated financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates and laws expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. The Company is currently not aware of any issues under review that could result in significant payments, accruals, or material deviation from its position. The Company’s fiscal years ended January 31, 2024 and 2023 remain subject to income tax examinations by major taxing authorities.

Impairment of long-lived assets

The Company assesses long-lived assets for impairment in accordance with the provisions of ASC 360, Property, Plant and Equipment. Long-lived assets, such as property, plant and equipment, intangible assets with finite useful lives and ROU assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. If an impairment indicator occurs, the Company performs a test of the recoverability by comparing the carrying amount of the asset to the undiscounted future cash flows expected to result from the use and eventual disposition of the asset. The amount of impairment loss, if any, is measured as the difference between the carrying value of the asset and its estimated fair value. Fair value is determined through various valuation techniques, including discounted cash flow models, quoted market values, and third-party independent appraisals, as considered necessary. Estimated future cash flows requires significant judgement and projections may vary from actual cash flows eventually realized, which could impact our ability to accurately assess whether an asset has been impaired.

Revenue

The Company’s revenue comprises sales from commodity contracts that are accounted for under ASC 815, rental revenue that is accounted for under ASC 842, and sales of other products including CPG sales are accounted for under ASC 606, Revenue from Contracts with Customers (“ASC 606”).

Commodity contracts

Revenue from commodity contracts primarily relates to forward sales of commodities such as grain and pulses accounted for as derivatives at fair value under ASC 815. These forward sales meet the definition of a derivative under ASC 815 as they have an underlying (e.g. the price of canola), a notional amount (e.g. metric tons), no initial net investment, and can be net settled since the commodity is readily convertible to cash. Above does not apply the normal purchase and normal sale exception available under ASC 815 to these contracts.

Revenue from commodity contracts is recognized in revenue for the contracted amount when the contracts are settled at a point in time by transferring control of the commodity to the customer. Sales contracts provide for the transfer of control based on the specific shipping terms within each contract. Transfer of control can occur at the time and point of shipment, at a specific transfer point or at the time and point of delivery and acceptance of the product being sold. From inception through settlement, these forward sales arrangements are recorded at fair value under ASC 815 with unrealized gains and losses recognized in Cost of sales and carried on the consolidated balance sheets as current assets or current liabilities, respectively. Further information about the fair value of these contracts is presented in Note 21 - Fair Value Measurements.

Rental revenue

The Company acts as a lessor when it subleases farmland. When the Company acts as a lessor, it determines at the lease inception whether each lease is a finance lease or an operating lease.

The Company’s leases have been classified as operating leases and the lease income is recognized on a straight-line basis over the term of the lease. Each lease is for 10 years with a 5-year option to renew at the option of the lessee.

Other Products

The Company generates revenue from the sale of consumer products such as pulses, quinoa, and oats to distributors. At inception of the contract with the customer, the Company assesses the goods and services promised in its contracts with customers and identifies a performance obligation for each promise to transfer to the customer a good or service (or bundle of goods or services) that is distinct. To identify the performance obligations, the Company considers all of the goods or services promised in the contract regardless of whether they are explicitly stated or are implied by customary business practices. Generally, the Company’s contracts related to consumer-packaged good sales have a single performance obligation of delivering ordered consumer-packaged goods to its customers.

The transaction price is allocated to performance obligations on the basis of the relative standalone selling price of the products. Revenue is measured based on the consideration specified in the contract with a customer. The company may grant certain customers sales incentives, such as rebates or discounts, which are accounted for as variable consideration. Most of such sales incentives are predetermined based on promotion plans known at the time the performance obligation is satisfied and therefore require minimal judgment in estimation of the amount of variable consideration.

Payment is generally due at the time of shipment or delivery, or within a specified time frame after shipment or delivery, which is generally 30-60 days. The Company’s contracts generally provide customers the right to reject any products that do not meet agreed quality specifications. Product returns and refunds are not material.

Warranties provided to customers are generally accounted for assurance-type warranties and the Company does not provide service-type warranties to customers.

The Company recognizes revenue from these contracts at a point in time when it satisfies a performance obligation by transferring control of a product to a customer, generally when legal title and risks and rewards transfer to the customer. The determination of control transfer is based on whether the control is transferred to the customer at the time of shipment or at the time of delivery and acceptance of the product depending on the sales terms agreed upon with the customer. Shipping and handling costs related to the revenue are accounted for as a fulfillment activity and are included within cost of sales.

Interest Income

Interest income from investments and loans receivable is recognized as it comes due.

Cost of Sales

Cost of sales primarily include the cost of production, purchase and delivery for raw materials and finished goods inventory, gains and losses on forward contracts, as well as direct salaries, wages and benefits and overhead, and other operational expenses.

Selling, General and Administrative (“SG&A”) Expenses

SG&A expenses are primarily comprised of selling, marketing expenses and administrative expenses, non-manufacturing rent expense, and other non-production operating expenses. Selling and marketing expenses include advertising costs and costs associated with consumer promotions incurred to acquire new customers, retain existing customers and build brand awareness. Administrative expenses include the expenses related to accounting, legal, IT, and other office functions. Advertising costs are expensed as incurred.

Research and Development

Research and development costs, which includes enhancements to existing products and new product development, are expensed in the period incurred. Research and development expenses for the years ended January 31, 2024, January 31, 2023, and January 31, 2022 were $171,852, $430,666 and $235,095 respectively.

Stock Compensation

The Company’s stock compensation plans provide for the granting of restricted stock units, stock options, warrants, and broker warrants. The Company recognizes expense for its stock compensation based on the calculated value of the awards that are granted. The calculated value utilizes the historical volatility of an appropriate industry sector index. The calculated values of stock options and restricted stock units are estimated at the date of grant using the Black-Scholes option valuation model, which requires the input of subjective assumptions including the fair value of underlying shares at grant date, exercise price and assumptions regarding the risk-free interest rate, expected volatility of the underlying common shares based on historical volatility, and expected term as estimated using the simplified method. The Company used the simplified method for all the outstanding stock options because the Company does not have historical exercise data to provide a reasonable basis upon which to estimate the expected term. Measured compensation cost, net of forfeitures, is recognized ratably over the vesting period of the related stock compensation award.

The Company classifies stock compensation expense in its consolidated statements of operations and comprehensive loss as SG&A expenses, as this is consistent with the way the award recipients’ payroll costs are classified.

Foreign currency transactions and balances

Transactions in foreign currencies are initially recorded at their respective functional currency spot rates at the date the transaction first qualifies for recognition. Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency spot rates of exchange at the reporting date. Differences arising on settlement or translation of monetary items are recognized in profit or loss.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined. The gain or loss arising on translation of non-monetary items measured at fair value is treated in line with the recognition of the gain or loss on the change in fair value of the item.

Foreign operations are translated into Canadian Dollars at the rate of exchange prevailing at the reporting date. The exchange differences arising on translation are recognized in OCI.

Operating Segments

The Company has two reportable operating segments: Disruptive Agriculture and Rudimentary Ingredients, and Consumer Packaged Goods (“CPG”). The Disruptive Agriculture and Rudimentary Ingredients segment concentrates on the provisioning of discrete genetics, origination, purchasing, grading, primary processing and sale of regeneratively grown grain, as well as the origination, purchase, and sale of bespoke ingredients products, processed primarily through the Company-owned ingredient facilities. The CPG segment formulates, manufactures, sells, distributes, and markets proprietary consumer product formulations in owned brands and focuses on manufacturing and distribution for private-labeled retail owned brands. The Company also has a corporate department that carries out the centralized functions of accounting, treasury, information technology, legal, and human resources. Given that this department does not undertake business activities and does not recognize revenue that are more than incidental to the Company’s activities, it is not considered to be a separate operating segment.

The Company determines the composition of the reportable segments based on factors including risks and returns, internal organization, and internal reports and allocates certain expenses across segments based on reasonable considerations such as production capacities.

The Company’s Chief Operating Decision Maker (“CODM”) uses net loss to measure performance and allocate resources to the operating segments. The CODM considers net loss to be a meaningful measure as it encompasses the entirety of business activities.

Loss Per Share

The Company complies with accounting and disclosure requirements of ASC Topic 260, Earnings Per Share, (“ASC 260”). The Company has issued one class of common shares, which are referred to as Class A ordinary shares. Loss per share is calculated by dividing the net income by the weighted average ordinary shares outstanding for the applicable period. Diluted loss per share excludes the effects of all outstanding potentially dilutive securities, that have anti-dilutive effects.

Business Combinations

The Company applies the provisions of ASC Topic 805, Business Combinations (“ASC 805”), in the accounting for acquisitions. The Company accounts for acquisitions using the acquisition method. The Company allocates the fair value of purchase consideration to the tangible assets acquired, liabilities assumed and intangible assets acquired based on their estimated fair values. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill and allocated to reporting units based on the expected benefit from the business combination. Allocation of purchase consideration to identifiable assets and liabilities affects the depreciation and amortization expense, as acquired finite-lived intangible assets are amortized over the useful life, whereas any indefinite-lived intangible assets, including goodwill, are not amortized. During the measurement period, which is not to exceed one year from the acquisition date, the Company records adjustments to the assets acquired and liabilities assumed, with the corresponding offset to goodwill as more information is received regarding the acquired assets and assumed liabilities. Upon the conclusion of the measurement period, any subsequent adjustments are recorded to earnings. Acquisition-related expenses are recognized separately from business combinations and are expensed as incurred.

The Company includes the operating results of each acquired business in the consolidated financial statements from the date of acquisition.

Credit Risk

The risk of financial loss in the event of failure of a customer or counterparty to a financial instrument to meet its contractual obligation is defined as credit risk. The Company’s principal exposure to credit risk is in respect to its accounts receivable and commodity forward contracts receivable. A substantial portion of the Company’s accounts receivable is with customers in the agriculture industry and is subject to normal industry credit risks. A portion of the Company’s sales and related accounts receivable are also generated from transactions with customers in overseas markets.

Accounts receivable are subject to credit risk exposure and the carrying values reflect management’s assessment of the associated maximum exposure to such credit risk. The Company regularly monitors customers for changes in credit risk. The Company’s credit exposure is mitigated through the use of credit practices that limit transactions according to the customer’s credit quality and due to the accounts receivable being spread over a large number of customers. Trade receivables from international customers are insured for events of non-payment through third-party export insurance to mitigate against credit risk. In cases where the credit quality of a customer does not meet the Company’s requirements, a cash deposit or letter of credit is received before goods are shipped.

During the years ended January 31, 2024 and January 31, 2023 there were no customers that represented more than 10% of revenue. The Company does not believe that any single customer group represents a significant concentration of credit risk.

Currency Risk

The Company is exposed to currency risk as a certain portion of sales and expenses are incurred in US dollars resulting in US denominated accounts receivable, accounts payable and some of the commodity derivatives and long-term debt. These balances are, therefore, subject to gains and losses due to fluctuations in that currency in relation to the Canadian dollar.

The Company entered into foreign exchange derivative contracts to mitigate these risks. This strategy attempts to minimize the impact of US dollar fluctuations on the operating results of the Company. The Company’s derivative instruments have not been designated as hedging instruments and gain/losses are recorded within cost of sales in the consolidated statements of operations and comprehensive loss.

Interest rate risk

Changes in the future cash flows of financial instruments and the possibility the Company will be unable to refinance existing debt with similar terms represents interest rate risk. The Company’s principal exposure to interest rate risk is with respect to its short-term debt and credit facilities, long-term debt and lease liability, which bear interest at fixed and floating interest rates.

A 1% increase in interest rates relating to the bank indebtedness and long-term debt of the Company would increase interest expense for the year ended January 31, 2024 by approximately $961,890 (January 31, 2023 - $1,735,750). Exposure to interest rate risk is managed through normal operating and financing activities.

Commodity Price Risk

Commodity price risk is the risk that the value of inventory and related contracts will fluctuate due to changes in market prices. A change in price will have a direct affect on the value of inventory. As a grain and pulse commodity trading company, the Company has significant exposure to changes in various agricultural commodity prices. Prices for these commodities are volatile and are influenced by numerous factors beyond the Company’s control, such as supply and demand fundamentals, as well as the weather. A substantial change in prices may affect the Company’s comprehensive income and operating cash flows, if not properly managed.

To mitigate the risks associated with the fluctuations in the market price for agricultural commodities, the Company has a policy that grains be managed, when possible, through the use of purchase and sales contracts. The Company may employ derivative commodity instruments (primarily futures and options) for the purpose of managing its exposure to commodity price risk. The Company’s actual exposure to these price risks is constantly changing as the Company’s inventories and commodity contracts change. The fair value of derivative contracts outstanding at January 31, 2024, resulted in the recognition of a commodity futures contract asset of $15,187,459 (January 31, 2023 – $14,030,350), a foreign exchange forward contract asset of $359,973 (January 31, 2023 – $542,862), a foreign exchange forward contract liability of $1,346,133 (January 31, 2023 – $3,124,828), as well as a commodity forward contract liability of $3,250,260 (January 31, 2023 – $977,331).

Liquidity risk

Liquidity risk is the risk that the Company cannot meet its financial obligations associated with financial liabilities in full. The Company’s main sources of liquidity are its operations, its credit facility and other debt financing. The funds are primarily used to finance working capital and capital expenditure requirements and are adequate to meet the Company’s financial obligations associated with financial liabilities. Risk associated with debt financing is mitigated by having negotiating terms over several years and renegotiating terms before they are due.

3.	Recent Accounting Pronouncements

Accounting pronouncements issued and adopted

On February 1, 2023, the Company adopted Accounting Standards Update (“ASU”) 2016-13, Financial Instruments-Credit Losses (Topic 326), which introduces a new accounting model, referred to as the current expected credit losses (“CECL”) model, for estimating credit losses on certain financial instruments and expands the disclosure requirements for estimating such credit losses. Under the new model, an entity is required to estimate the credit losses expected over the life of an exposure (or pool of exposures). The guidance also amends the current impairment model for debt securities classified as available-for-sale securities.

The Company has identified the following types of financial assets that are within the scope of ASU 2016-13:

•	Accounts receivable

•	Loan receivable

The adoption of ASU 2016-13 did not have a material impact on our consolidated financial statement presentation or disclosures.

Accounting pronouncements issued but not yet adopted

ASU 2021-08, Business Combinations

In October 2021, the Financial Accounting Standards Board (“FASB”) issued ASU 2021-08 – Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers (“ASU 2021-08”). Under current accounting standards, contract assets and contract liabilities acquired in a business combination are to be recorded at fair value using the ASC 805 measurement principle. ASU 2021-08 requires the acquirer to recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with Topic 606: Revenue from Contracts with Customers as if the acquirer had originated the contracts rather than at fair value. ASU 2021-08 is effective for Emerging Growth Companies (“EGCs”) in fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. The Company is currently evaluating the impact of this ASU on its consolidated financial statements.

ASU 2020-06, Convertible Debt

In August 2020, the FASB issued Accounting Standards Update (“ASU”) 2020-06, “Debt –Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging –Contracts in Entity’s Own Equity (Subtopic 815 –40)”(“ASU 2020-06”). ASU 2020-06, which simplifies the guidance on accounting for convertible debt instruments by removing the separation models for (1) convertible debt with a cash conversion feature and (2) convertible instruments with a beneficial conversion feature. ASU 2020-06 is effective for Emerging Growth Companies (“EGCs”) in fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. The Company is currently evaluating the impact of this ASU on its consolidated financial statements.

ASU 2023-09, Improvements to Income tax disclosures (Topic 740)

In December 2023, the FASB issued ASU 2023-09, Improvements to Income Tax Disclosures (Topic 740). The standard requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as information on income taxes paid. The standard is intended to benefit investors by providing more detailed income tax disclosures that would be useful in making capital allocation decisions. The new requirements apply to all entities subject to income taxes and will be effective for annual periods beginning after December 15, 2024. The guidance will be applied on a prospective basis with the option to apply the standard retrospectively and early adoption is permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

ASU 2023-07, Segment Reporting – Improvements to Reportable Segment Disclosures (Topic 280)

In November 2023, the FASB issued ASU 2023-07, Segment Reporting—Improvements to Reportable Segment Disclosures (Topic 280). The standard requires incremental disclosures related to reportable segments, including disaggregated expense information and the title and position of the company’s chief operating decision maker (“CODM”), as identified for purposes of segment determination. The ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Entities must adopt the changes to the segment reporting guidance on a retrospective basis. Early adoption is permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

4.	Acquisitions and dispositions

Business combinations

Wood & Water Foods Inc.

On July 13, 2021, the Company obtained control of Wood & Water Foods Inc., operating as Culcherd, a dairy alternative company (see Note 2). The consideration payable of $3,250,000 (which was reduced by a working capital adjustment of $16,590) was payable in shares of the Company, the number of which was based on the value of the Company at the time of issuance and subject to further adjustment if they were released as a result of a going public transaction. Taking into account the probability of a going public transaction, the share restrictions, and the working capital adjustment, the fair value on the acquisition date of the consideration was determined to be $2,901,494 on acquisition and revalued to be $2,753,761 as at January 31, 2022, with a resulting gain on revaluation of $147,733 recorded in consolidated statements of operations and comprehensive loss for the year ended January 31, 2022.

On April 13, 2022, the Company issued 1,616,705 voting common shares to settle the consideration liability, and the total consideration paid on that date reclassified to additional paid-in capital.

Effective July 13, 2021, results from Culcherd’s operations have been included in the consolidated statements of operations and comprehensive loss. For the year ended January 31, 2022, $111,887 of revenue and $65,139 of net loss were included in the consolidated statements of operations and comprehensive loss. In conjunction with the acquisition, the Company incurred $30,003 and $2,066 of acquisition-related costs, including advisory, legal, accounting, valuation and other professional and consulting fees, which were recorded in selling, general, and administrative expenses in the consolidated statements of operations and comprehensive loss for the years ended January 31, 2022 and 2023, respectively. Goodwill in the acquisition is recorded in the Culcherd reporting unit (part of the CPG reporting segment) and was attributable to the assembled workforce and the expected benefits of the synergies of the Company’s scale and vertically integrated strategy and the supply chain of customer-facing dairy free products. No goodwill is deductible for tax purposes. During the year ended January 31, 2023, the goodwill in Culcherd reporting unit was fully impaired.

On a pro forma basis, if the Company had consolidated Wood & Water Foods Inc. starting February 1, 2021, the revenue and earnings of the combined entity would be as follows for the year ended January 31, 2022:

	Year ended January 31, 2022
	Wood & Water Foods Inc. historical (unaudited)	Combined entity pro forma (unaudited)
Revenue	$172,134	$198,917,960
Net loss	(142,363)	(5,854,462)

The supplemental pro forma earnings for the combined entity were adjusted for depreciation and amortization of differences between the historical carrying value and the estimated fair value of tangible and intangible assets and the related deferred tax recovery on the differences.

Northern Quinoa Production Corporation

On May 18, 2022 the Company entered into a contract (“the Purchase Agreement”) to acquire 100% of the issued and outstanding common shares of Northern Quinoa Production Corporation (“NorQuin”), for $3,163,610 (“Purchase Price”). The acquisition of control was considered to be a business combination and accounted for using the acquisition method. The Company paid the Purchase Price by issuing 1,565,595 voting common shares with an estimated value of $2,672,790 and 682,061 warrants with a total estimated fair value of $490,820. In determining the fair value of the Purchase Price, the Company considered the restrictions that were imposed on the shares and warrants.

NorQuin’s acquisition is aligned with the Company’s approach to becoming a distinguished vertically integrated plant-based food company.

The aggregate consideration of this acquisition has been allocated to the fair values of the acquired assets and assumed liabilities as follows:

Working capital	$826,146
Property, plant, and equipment	5,927,331
Intangible assets other than goodwill	725,000
Long-term liabilities	(3,768,857)
Lease liability	(546,010)
Net assets acquired and aggregate consideration	$3,163,610

The following table sets forth the fair values and the useful lives of the intangible assets acquired:

	Useful lives
Brand and trademark	10 Years	$275,000
Plant breeders’ rights	5 Years	450,000
Total intangible assets acquired		$725,000

Effective May 15, 2022, results from NorQuin’s operations have been included in the consolidated statements of operations and comprehensive loss. For the year ended January 31, 2023, $3,946,676 of revenue and $2,032,983 of net loss were included in the consolidated statements of operations and comprehensive loss. In conjunction with the acquisition, the Company incurred $47,726 of acquisition-related costs which were recorded in selling, general, and administrative expenses in the consolidated statements of operations and comprehensive loss for the year ended January 31, 2023.

Farmer Direct Organic Ltd.

On June 3, 2022 the Company acquired 100% of the issued and outstanding common shares of Farmer Direct Organic Foods Ltd. (“FDO”), a supplier of Regenerative Organic CertifiedTM grains, in exchange for 1,065,304 voting common shares of the Company. Of these shares, 432,780 were placed in escrow pending meeting certain milestones based on a combination of revenue and EBITDA as defined within the contract. As of the date of acquisition, management has estimated that revenue and EBITDA milestones will not be achieved, and as a result, no value has been assigned to the 432,780 shares. The shares will be cancelled at each milestone date that the related milestones are not met. The acquisition of control was considered to be a business combination and accounted for using the acquisition method. In determining the fair value of the purchase price, the Company considered the restrictions that were imposed on the shares and warrants.

The acquisition of FDO complements the Company’s preexisting brand strategy. Goodwill in the acquisition is recorded in the FDO reporting unit and attributable to the expected benefits from the synergies of gaining increased control over the supply chain of the Company’s organic plant protein and ancient grain product portfolios. No goodwill is deductible for tax purposes. During the year ended January 31, 2023, the goodwill in the FDO reporting unit was fully impaired. In addition, during the year ended January 31, 2023, the intangible asset relating to customer relationships was impaired by $854,377, while the intangible asset relating to brand and trademarks was impaired by $197,150.

The aggregate consideration of this acquisition has been allocated to the fair values of the acquired assets and assumed liabilities as follows:

FDO
Working capital	$1,251,916
Property, plant, and equipment	235,122
Intangible assets other than goodwill	2,782,000
Long-term liabilities	(190,862)
Goodwill	1,526,171
Net assets acquired and aggregate consideration	$5,604,347

Consideration paid	FDO
Common shares issued	1,057,819
Accounts payable settled by the Company	418,761
Loan receivable due from FDO	4,127,767
Aggregate consideration	$5,604,347

The following table sets forth the fair values and the useful lives of the intangible assets acquired:

	Useful lives	FDO
Customer relationships	5 Years	$2,280,000
Brand and trademark	10 Years	502,000
Total intangible assets acquired		$2,782,000

Effective June 3, 2022, results from FDO’s operations have been included in the consolidated statements of operations and comprehensive loss. For the year ended January 31, 2023, $1,660,286 of revenue and $3,579,613 of net loss were included in the consolidated statements of operations and comprehensive loss. In conjunction with the acquisition, the Company incurred $114,251 and $17,123 of acquisition-related costs which were recorded in selling, general, and administrative expenses in the consolidated statements of operations and comprehensive loss for the year ended January 31, 2022 and 2023 respectively.

On a pro forma basis, if the Company had consolidated FDO and NorQuin starting February 1, 2021, the revenue and earnings of the combined entity would be as follows for the year ended January 31, 2023 and January 31, 2022:

	Year ended January 31, 2023		Year ended January 31, 2022
	FDO/NQ historical (unaudited)	Combined entity pro forma (unaudited)	FDO/NQ historical (unaudited)	Combined entity pro forma (unaudited)
Revenue	$10,297,487	$401,155,029	$19,096,376	$217,954,089
Net income (loss)	(9,214,998)	(49,086,932)	(7,399,846)	(13,177,084)

The supplemental pro forma earnings for the combined entity were adjusted for depreciation and amortization of differences between the historical carrying value and the estimated fair value of tangible and intangible assets.

Discovery Seed Labs Ltd.

On March 23, 2023 the Company entered into a contract (“the Purchase Agreement”) to acquire 100% of the issued and outstanding common shares of Discovery Seed Labs Ltd. (“Discovery”), for $3,213,563 (“Purchase Price”). The acquisition of control was considered to be a business combination and accounted for using the acquisition method. The Company paid the Purchase Price via a cash payment of $2,000,000 and issuing 502,088 voting common shares with an estimated value of $1,213,563. In determining the fair value of the Purchase Price, the Company considered the restrictions that were imposed on the shares.

Discovery’s acquisition is aligned with the Company’s approach to becoming a vertically integrated plant-based food company.

The aggregate consideration of this acquisition has been allocated to the fair values of the acquired assets and assumed liabilities as follows:

Discovery
Working capital	$545,891
Property, plant, and equipment	93,852
Intangible assets other than goodwill	549,719
Deferred tax liability	(247,073)
Goodwill	2,271,174
Net assets acquired and aggregate consideration	$3,213,563

The following table sets forth the fair values and the useful lives of the intangible assets other than goodwill acquired:

	Useful lives	Discovery
Customer relationships	5 Years	$315,407
Brand	10 Years	56,452
Favourable lease terms	4 Years	134,567
Other intangibles	3 Years	43,293
Total intangible assets acquired		$549,719

Effective March 23, 2023, results from Discovery’s operations have been included in the consolidated statements of operations and comprehensive loss. For the year ended January 31, 2024, $1,007,795 of revenue and $1,420,704 of net loss were included in the consolidated statements of operations and comprehensive loss. In conjunction with the acquisition, the Company incurred $35,949 of acquisition-related costs which were recorded in selling, general, and administrative expenses in the consolidated statements of operations and comprehensive loss for the year ended January 31, 2024. Additionally, on January 31, 2024 the Company conducted goodwill impairment testing, and subsequently recognized goodwill impairment of $1,400,000 relating to Discovery in the year ended January 31, 2024.

On a pro forma basis, if the Company had consolidated Discovery starting February 1, 2022, the revenue and earnings of the combined entity would be as follows for the years ended January 31, 2024 and 2023:

	Year ended January 31, 2024		Year ended January 31, 2023
	Discovery historical (unaudited)	Combined entity pro forma (unaudited)	Discovery historical (unaudited)	Combined entity pro forma (unaudited)
Revenue	$1,313,721	$368,729,324	$1,286,884	$397,751,388
Net income (loss)	(1,197,159)	(53,539,952)	(82,602)	(45,567,132)

The supplemental pro forma earnings for the combined entity were adjusted for depreciation and amortization of differences between the historical carrying value and the estimated fair value of tangible and intangible assets.

5.	Inventory

	January 31, 2024	January 31, 2023
Commodity inventories carried at fair value	$22,648,381	$36,522,144
Commodity inventories carried at cost	1,936,101	4,851,694
Finished goods carried at cost	1,424,956	6,545,753
Inventory	$26,009,438	$47,919,591

6.	Investment in affiliate

	January 31, 2024		January 31, 2023
	Membership interest	Carrying amount	Membership interest	Carrying amount
Equity method investment in Atlantic Natural Foods LLC	33.06%	5,873,574	33.06%	$9,541,713

Atlantic Natural Foods, LLC (“ANF”) produces various branded foods under its proprietary labels. Effective September 7, 2021, Above entered into a Membership Interest Purchase and Option Agreement (“Agreement”) with ANF’s majority owner, ANF Holdco LLC, to acquire all membership interests of ANF in four separate tranches. The Company accounts for its interest in ANF using the equity method of accounting as ANF is an LLC which maintains specific ownership accounts for each investor.

As part of the first tranche, on September 7, 2021, Above purchased 51.86 units of ANF representing 5.0% of the membership interests, for CAD $1,500,566 (USD $1,185,000). On December 31, 2021, under the second tranche, Above increased its membership interests of ANF to 13.40% by purchasing 87.54 units representing 8.4% membership interests, for CAD $2,550,479 (USD $2,000,000).

On January 20, 2023, under the third tranche, Above increased its membership interests of ANF to 33.06% by purchasing 203.53 units representing 19.66% membership interests, for CAD $6,255,400 ($USD $4,650,000).

No amounts have been paid to date of these financial statements to purchase the remaining 66.94% of ANF under the fourth tranche.

The Company’s current ownership interest of ANF as well as future purchases of ANF have been pledged as security to Lexington Capital (see Note 13).

The approximate CAD $9.4 million (USD $7 million) difference in value between the consideration paid to acquire ANF and the Company’s share of underlying carrying value of the net assets of ANF relates to incremental fair market value of inventory which is recorded as the inventory is sold, identifiable intangible assets (customer relationships and brand) with definite lives amortized over the related assets’ remaining useful lives, and equity method goodwill that is not amortized.

During the year ended January 31, 2024, Above recognized an equity method investment loss of $3,787,927 (2023 – loss of $812,669) attributable to its investment in ANF. During Q4 of the year ended January 31, 2024, the Company identified potential indicators of other than temporary impairment in the investment in ANF, as revenue and EBITDA targets used in formulating the fair values at acquisition were not being met. As such, the Company determined the fair values based on management’s estimate of ANF’s enterprise value. This resulted in the recognition of impairment of $3,349,250 relating to the investment in ANF, which is presented within the equity method investment loss and impairment.

The Company did not receive distributions from ANF during the years ended January 31, 2024 and 2023.

The changes in the carrying value of investments in affiliates during the years ended January 31, 2024 and 2023 are as follows:

Balance, January 31, 2022	$4,051,045
Acquisition	6,255,400
Equity method loss	(812,669)
Foreign currency translation adjustment, net of tax	47,937
Balance, January 31, 2023	$9,541,713
Equity method loss	(438,677)
Foreign currency translation adjustment, net of tax	119,788
Impairment	(3,349,250)
Balance, January 31, 2024	$5,873,574

7.	Other current assets

	January 31, 2024	January 31, 2023
Prepaid expenses	$1,227,012	$1,967,126
Note receivable due from Sonic Milling Systems Ltd., at an interest rate of prime rate + 2%, repayable by January 15, 2024	-	1,491,579
	$1,227,012	$3,458,705

8.	Other non-current assets

	January 31, 2024	January 31, 2023
Deferred stock issuance costs	$675,717	$946,087
Deposits	35,287	109,606
	$711,004	$1,055,693

9.	Loans receivable

	January 31, 2024	January 31, 2023
Loan receivable due from Atlantic Natural Foods, LLC., bearing simple interest at a rate of 7% per annum, payable monthly	$671,500	$552,003

10.	Property, plant and equipment

The following table outlines the cost and accumulated depreciation of property, plant and equipment as at January 31, 2024:

	Cost	Accumulated Depreciation	Net book value
Equipment	$11,249,698	$2,093,584	$9,156,114
Buildings	16,498,489	1,469,565	15,028,925
Railcar	1,199,416	118,821	1,080,594
Rail	2,021,489	190,552	1,830,937
Hopper Bins	62,508	4,750	57,758
Land	95,000	-	95,000
Total	$31,126,600	$3,877,272	$27,249,328

The following table outlines the cost and accumulated depreciation of property, plant and equipment as at January 31, 2023:

	Cost	Accumulated Depreciation	Net book value
Equipment	$8,181,177	$796,312	$7,384,865
Vehicles	492,342	114,638	377,704
Buildings	16,014,315	865,423	15,148,892
Railcar	1,207,574	69,874	1,137,700
Rail	2,014,000	123,078	1,890,922
Hopper Bins	361,876	19,059	342,817
Land	95,000	-	95,000
Total	$28,366,284	$1,988,384	$26,377,900

The Company recognized depreciation expense of $1,989,674 during the year ended January 31, 2024 (January 31, 2023 - $1,415,744, January 31, 2022 – $471,377).

11.	Goodwill and intangible assets

Goodwill relates to the Discovery reporting unit. The changes in the carrying amount of goodwill during the period ended January 31, 2024 as follows:

	Gross	Accumulated impairment losses	Net book value
Balance, January 31, 2022	$2,537,303	$-	$2,537,303
Acquisition (Note 4)	1,526,171	-	1,526,171
Impairment loss (Culcherd)	-	(2,537,303)	(2,537,303)
Impairment loss (FDO)	-	(1,526,171)	(1,526,171)
Balance, January 31, 2023	4,063,474	(4,063,474)	-
Acquisition (Note 4)	2,271,174	-	2,271,174
Impairment loss (Discovery)	-	(1,400,000)	(1,400,000)
Balance, January 31, 2024	$6,334,648	$(5,463,474)	$871,174

The goodwill impairment loss is recorded for the amount by which the carrying value of the reporting unit exceeds the fair value of the reporting unit and is presented as Impairment of goodwill and other intangible assets in the Consolidated Statements of Operations and Comprehensive Loss.

During the year ended January 31, 2023, the Company identified that the Culcherd and FDO reporting units’ cash flows were below budget, and as part of its goodwill impairment test for the quarter ended October 31, 2022, recorded goodwill impairment of $4,063,474. The Company determined fair values for both the Culcherd and FDO reporting units using an income approach, whereby fair value is determined based on the present value of estimated future cash flows, discounted at an appropriate risk-adjusted rate.

During the year ended January 31, 2024, the Company identified that the Discovery reporting unit’s cash flows were below budget, and as part of its annual goodwill impairment test, recorded goodwill impairment of $1,400,000. The Company determined fair values for the Discovery reporting unit using an income approach, whereby fair value is determined based on the present value of estimated future cash flows, discounted at an appropriate risk-adjusted rate.

The following table sets forth the intangible assets other than goodwill:

	Website development	Customer relationships	Brand and trademarks	Breeder rights	Favourable lease terms	Non-compete Agreement	Total
Useful Life (years)	5	5	10	5	4	3
Cost:
Balance, January 31, 2021	$-	$-	$-	$-	$-	$-	$-
Acquisitions (Note 4)	-	72,000	391,000		-	-	463,000
Additions	139,507	-	-	-	-	-	139,507
Balance, January 31, 2022	$139,507	$72,000	$391,000	$-	$-	$-	$602,507
Acquisitions (Note 4)	-	2,280,000	777,000	450,000	-	-	3,507,000
Additions	285,413	2,015,385	23,632	-	-	-	2,324,430
Balance, January 31, 2023	424,920	4,367,385	1,191,632	450,000	-	-	6,433,937
Acquisitions (Note 4)	-	315,407	56,452	-	$134,567	$43,293	549,719
Additions	33,121	-	27,375	-	-	-	60,496
Balance, January 31, 2024	$458,041	$4,682,792	$1,275,459	$450,000	$134,567	$43,293	$7,044,152
Accumulated amortization and impairment loss:
Balance, January 31, 2021	$-	$-	$-	$-	$-	$-	$-
Amortization	13,690	7,200	19,550	-	-	-	40,440
Balance, January 31, 2022	$13,690	$7,200	$19,550	$-	$-	$-	$40,440
Amortization	54,027	414,136	93,978	90,369	-	-	652,510
Impairment	-	2,605,497	197,150	-	-	-	2,802,647
Balance, January 31, 2023	67,717	3,026,833	310,678	90,369			3,495,597
Amortization	83,199	385,895	94,563	90,001	28,035	12,036	693,729
Impairment	63,580	39,570	303,187	-	-	-	406,337
Balance, January 31, 2024	$214,496	$3,452,298	$708,428	$180,370	$28,035	$12,036	$4,595,663
Carrying amounts:
Balance, January 31, 2022	$125,817	$64,800	$371,450	$-	$-	$-	$562,067
Balance, January 31, 2023	$357,203	$1,340,552	$880,954	$359,631	$-	$-	$2,938,340
Balance, January 31, 2024	$243,545	$1,230,494	$567,031	$269,630	$106,532	$31,257	$2,448,489

The estimated future aggregate amortization expense over the next five years ended January 31, is as follows:

$
2025	663,863
2026	663,863
2027	650,848
2028	164,402
2029	80,196

12.	Short-term debt and credit facilities

The Company’s short-term borrowings are typically sourced from various banking institutions. The weighted-average interest rates on short-term borrowings at January 31, 2024, and January 31, 2023, were 7.25% and 6.95% respectively.

	January 31, 2024	January 31, 2023
Revolving credit loan	$36,000,000	$47,500,000

The Company holds a revolving credit loan, via Purely Canada Food Corp. (“PCFC”), with the Royal Bank of Canada (“RBC”) with a limit of $36,000,000 (January 31, 2023 - $50,000,000) and a term that matures July 31, 2024. Subsequent to January 31, 2024 the limit has been reduced to $35,000,000. The interest rate on the loan is Royal Bank Prime rate plus 0.25% (January 31, 2023 – 0.25%) per annum and secured by inventory and accounts receivable. This revolving credit loan is secured by the present and future assets of PCFC, Purely Canada Kindersley Inc. (“PCKI”) and Purely Canada Land Corp. (“PCLC”), with RBC having priority over inventory and accounts receivables, with secondary priority over other assets.

The borrowing base is a certain percentage of sales accounts and inventory of the Company, minus a percentage of accounts payable reserves.

In accordance with the debt agreement with RBC, the Company must maintain a) fixed charge coverage ratio of 1.1:1.0 or greater, and b) a tangible net worth equal or greater than $11,000,000, both of which are tested monthly. The Company has violated this covenant (as well as the requirement to provide audited financial statements by the required deadline) and therefore the debt is presented as short-term.

At January 31, 2024, the prime rate was 7.20% (January 31, 2023 – 6.70%). The bank indebtedness balances reflected on the balance sheet includes overdrawn chequing accounts of $12,304,272 (January 31, 2023 - $5,745,489).

13.	Long-term debt

	January 31, 2024		January 31, 2023
	Book value	Fair value Level 2	Book value	Fair value Level 2
Loan payable to Battle River Railway NGC Inc., with interest at the ATB Financial prime rate plus 0.20%, repayable in thirty-six equal monthly instalments commencing July 2, 2021	$333,334	$333,334	$1,000,000	$1,000,000

Loan payable to Business Development Bank of Canada (BDC) with interest at 7.18%, repayable in sixty equal monthly instalments commencing January 10, 2021 and matures December 10, 2025.	23,000	22,269	35,000	33,687

Loan payable to Bank of Montreal pursuant to the Canada Emergency Business Account (CEBA) program, with no interest and matured December 31, 2023. The Company is in default of the repayment terms as the loan was not repaid by December 31, 2023.	40,000	40,000	70,000	65,432

Demand note payable to Ingredion Inc. with interest at 5%, maturing at the date of Above’s business combination with Bite (Note 1)	3,988,319	3,988,319	3,911,464	3,907,909

Government contribution through the Business Scale-up and Productivity (BSP) program, with no interest and repayable in sixty equal monthly instalments commencing April 1, 2023	230,400	184,753	276,480	224,630

Banker’s Acceptance from Bank of Nova Scotia (“BNS”), with interest at the prevailing rate plus 1.75%, maturing on June 13, 2024. The Company must maintain a) fixed charge coverage ratio of 1.1:1.0 or greater, and b) a tangible net worth equal or greater than $11,000,000, both of which are tested monthly. This loan is secured by the present and future assets of PCFC, PCKI and PCLC, with BNS having priority over all assets except for inventory and accounts receivable, for which BNS has secondary priority after RBC. The Company is in violation of these covenants (as well as the requirement to provide audited financial statements by the required deadline).	9,910,000	9,910,000	10,698,000	10,679,118

Convertible subordinated loan payable to Lexington Capital, denominated in US Dollars, with interest of 10% (if paid in cash) or 18% (if paid in shares), secured by the Company’s interest in ANF (see Note 6). Principal and interest maturing and payable at the earlier of the consummation of the Business Combination or 1 year from the initial advance of the loan (January 3, 2024), subsequently extended to June 30, 2024. As a result of the covenant violations under the lending agreements with RBC and BNS, the Company is in default of the terms of this agreement as well (as well as the requirement to provide audited financial statements by the required deadline).	3,838,709	3,838,709	2,607,304	2,607,304

	January 31, 2024		January 31, 2023
	Book value	Fair value Level 2	Book value	Fair value Level 2
Convertible subordinated loan payable to Grupo Vida Canada, denominated in US Dollars, with interest of 18% in shares (or in cash if the Business Combination is not consummated 1 year from the initial advance of the loan). Principal and interest maturing and payable at the earlier of the consummation of the Business Combination or 1 year from the initial advance of the loan (January 27, 2024), subsequently extended to July 31, 2024. As a result of the covenant violations under the lending agreements with RBC and BNS, the Company is in default of the terms of this agreement as well (as well as the requirement to provide audited financial statements by the required deadline).	6,370,063	6,370,063	5,238,495	5,238,495

Convertible subordinated loan payable to SmartDine LLC, denominated in US Dollars, with interest of 18% in shares (or in cash if the Business Combination is not consummated 1 year from the initial advance of the loan). Principal and interest maturing and payable at the earlier of the consummation of the Business Combination or 1 year from the initial advance of the loan (May 3, 2024), subsequently extended to July 31, 2024. As a result of the covenant violations under the lending agreements with RBC and BNS, the Company is in default of the terms of this agreement (as well as the requirement to provide audited financial statements by the required deadline).	3,485,406	3,485,406	-	-

Convertible subordinated loan payable to Orionsea Enterprises, denominated in US Dollars, with interest of 18% in shares (or in cash if the Business Combination is not consummated 1 year from the initial advance of the loan). Principal and interest maturing and payable at the earlier of the consummation of the Business Combination or 1 year from the initial advance of the loan (June 30, 2024). As a result of the covenant violations under the lending agreements with RBC and BNS, the Company is in default of the terms of this agreement as well (as well as the requirement to provide audited financial statements by the required deadline).	743,076	743,706	-	-

	January 31, 2024		January 31, 2023
	Book value	Fair value Level 2	Book value	Fair value Level 2
Banker’s Acceptance from Bank of Nova Scotia (“BNS”), with interest at the prevailing rate plus 1.75%, maturing on June 17, 2024. The Company must maintain a) fixed charge coverage ratio of 1.1:1.0 or greater, and b) a tangible net worth equal or greater than $11,000,000, both of which are tested monthly. This loan is secured by the present and future assets of PCFC, PCKI and PCLC, with BNS having priority over all assets except for inventory and accounts receivable, for which BNS has secondary priority after RBC. The Company is in violation of these covenants (as well as the requirement to provide audited financial statements by the required deadline)	2,007,000	2,007,000	-	-

Total long-term debt, including current portion	30,969,307		23,836,743
Less current portion	30,783,203		23,259,226
Long-term debt	$186,104		$577,517

The Lexington Capital, Grupo Vida Canada, SmartDine LLC, and Orionsea Enterprises loans are convertible to common shares at $10USD per common share if the business combination with Bite is successfully consummated. Lexington Capital has general security over the property of the Company, subordinated to RBC and BNS.

At January 31, 2024, the ATB Financial prime rate was 7.20% (January 31, 2023 – 6.70%) and BNS prime rate was 7.20%.

Principal payments due in future years are as follows:

$
2025	30,783,203
2026	66,296
2027	55,296
2028	55,296
2029	9,216
$30,969,307

During the period ended January 31, 2024, the Company and Ingredion agreed to extend the maturity of the note payable until the Company’s next financing transaction.

The outstanding principal and interest of the convertible subordinated loan payable to Lexington Capital and Grupo Vida Canada are automatically converted into common shares of TopCo (as defined in Note 1) at a price of $10.00 per share upon the closing of the business combination contemplated in the Agreement (as defined in Note 1), which may occur in the period ending January 31, 2025. If the Company does not complete the go public transaction pursuant to the Agreement, the portion of the loan held by Grupo Vida Canada is due to be repaid in cash, and the portion of the loan held by Lexington Capital may be converted into the Company’s shares at the option of the holder on or after the maturity date.

14.	Derivative instruments

The Company’s derivative instruments have not been designated as hedging instruments. The Company uses exchange-traded futures and exchange-traded and OTC options contracts to manage its net position of merchandisable agricultural product inventories and forward cash purchase and sales contracts in an attempt to reduce price risk caused by market fluctuations in agricultural commodities and foreign currencies. The Company also uses exchange-traded futures and exchange-traded and OTC options contracts as components of merchandising strategies designed to mitigate fluctuations in the prices of commodities. The results of these strategies can be significantly impacted by factors such as the correlation between the value of exchange-traded commodities futures contracts and the value of the underlying commodities, counterparty contract defaults, and volatility of freight markets.

Effective May 11, 2022, the Company entered into an interest swap contract with an aggregate notional amount of $5,220,000 as of January 31, 2024 to manage variability in the amount of cash payments related to portions of its variable rate debt. The Company pays a fixed rate of 3.9% to the counterparty and receives floating interest payments based on 3-month Bank Acceptance’s Canadian Dollar Offered Rate.

Derivatives, including exchange traded contracts and physical purchase or sale contracts, and inventories of merchandisable agricultural products, which include amounts acquired under deferred pricing contracts, are stated at fair value. Inventory is not a derivative and therefore fair values of and changes in fair values of inventories are not included in the tables below.

The following table sets forth the fair value of derivatives not designated as hedging instruments as of January 31, 2024 and January 31, 2023.

	January 31, 2024		January 31, 2023
	Assets	Liabilities	Assets	Liabilities
Commodity forward contracts	$15,157,459	$3,250,260	$14,030,350	$977,331
Foreign exchange forward contracts	359,973	1,346,133	542,862	3,124,828
Interest swap contract (included in Accounts payable and accrued liabilities)		21,105	-	144,283
Balance, end of period	$15,547,432	$4,617,498	$14,573,212	$4,246,442

The following tables set forth the gains (losses) on derivatives not designated as hedging instruments as of January 31, 2024 and January 31, 2023:

	For year ended January 31, 2024
	Cost of sales	Interest expense	Total gain (loss) recognized in earnings
Commodity forward contracts	$(1,427,442)	-	$(1,427,442)
Commodity futures contracts	(932,541)	-	(932,541)
Foreign exchange forward contracts	2,697,103	-	2,697,103
Interest swap contract	-	123,178	123,178
Total gain (loss) recognized in earnings	$337,120	123,178	$460,298

	For year ended January 31, 2023
	Cost of sales	Interest expense	Total gain (loss) recognized in earnings
Commodity forward contracts	$(3,831,421)	-	$(3,831,421)
Commodity futures contracts	(1,343,603)	-	(1,343,603)
Foreign exchange forward contracts	(2,365,050)	-	(2,365,050)
Interest swap contract	-	(144,283)	(144,283)
Total gain (loss) recognized in earnings	$(7,540,074)	(144,283)	$(7,684,357)

	For year ended January 31, 2022
	Cost of sales	Interest expense	Total gain (loss) recognized in earnings
Commodity forward contracts	$14,381,486	-	$14,381,486
Commodity futures contracts	(3,318,737)	-	(3,318,737)
Foreign exchange forward contracts	(1,807,302)	-	(1,807,302)
Interest swap contract	-	-	-
Total gain (loss) recognized in earnings	$9,255,447	-	$9,255,447

15.	Leases

Lessee Accounting

The following table sets forth the amounts relating to the Company’s total lease cost and other information.

	Year ended January 31, 2024	Year ended January 31, 2023	Year ended January 31, 2022
Operating lease cost:
Operating lease cost(1)	$1,420,890	$943,331	$640,185
Non-Lease components(1)	-	-	13,387
	$1,420,890	$943,331	$653,572
Short-term lease cost(3)	-	$3,600	$25,447
Finance lease cost:
Amortization	$916,636	$890,763	$854,257
Interest on lease liabilities	1,149,459	1,186,716	1,212,634
	$2,066,095	$2,077,479	$2,066,891
Total lease cost	$3,486,985	$3,024,410	$2,745,910
Other information:
Sublease income (2)	$1,026,800	$405,741	$539,757
Lease liability principal payments:
Finance leases	$1,202,509	$1,197,395	$338,576
Operating leases	1,238,270	772,275	526,693
	$2,440,779	$1,969,670	$865,269
Right-of-use assets obtained in exchange for lease obligations:
Finance leases	$-	$189,505	$-
Operating leases	2,288,534	3,734,640	127,104
	$1,851,287	$3,924,145	$127,104
Weighted-average remaining lease term (in years)	6.87	7.96	8.75
Weighted average discount rate	3.60%	3.58%	3.57%

(1)	Operating lease expenses comprising interest on operating lease liabilities and amortization, are reported under Selling, general and administrative expenses on the Consolidated Statements of Operations and Comprehensive Loss.

(2)	Sublease income is reported under Revenue on the Consolidated Statements of Operations and Comprehensive Loss.

(3)	Short-term leases are expensed and are reported under Selling, general and administrative expenses on the Consolidated Statements of Operations and Comprehensive Loss.

The maturity analysis of the lease liabilities at January 31, 2024 is as follows:

	Operating Leases	Finance Leases
2025	1,537,837	2,296,408
2026	1,475,675	2,313,717
2027	1,441,175	2,176,719
2028	1,378,892	2,133,766
2029	347,783	2,090,861
Thereafter	1,677,872	27,378,439
Total lease payments(1)	7,859,234	38,389,910
Less impact of discounting(2)	1,244,913	6,771,185
Lease liability	6,614,321	31,618,725

(1)	Minimum lease payments have not been reduced by minimum sublease income receipts of $4.0 million due in future periods under non-cancelable subleases as of January 31, 2024. Non-cancelable subleases primarily relate to agreements with third parties for the use of land with remaining sublease terms of approximately five years.

(2)	Calculated using the implicit rate of the lease, if available, or the incremental borrowing rate that is appropriate for the tenor and geography of the lease.

The Company subleases land that it leased in 2018. The following table sets out a maturity analysis of the lease receivables, showing the undiscounted lease payments to be received after the reporting date:

$
2025	1,001,754
2026	1,001,754
2027	1,001,754
2028	1,001,754
Total undiscounted lease payments receivable	4,007,016

16.	Share capital

Authorized share capital

At January 31, 2024 and January 31, 2023, the Company had authorized an unlimited number of common shares and preferred shares. The Company has no preferred shares issued and outstanding.

Private placement

On January 19, 2021, the Company completed its brokered and non-brokered private placement of 20,216,656 Units, at a price of $2.00 per Unit for gross proceeds of $40,433,312 of which $200,000 was received after January 31, 2021 and recorded in the year ended January 31, 2022. Each unit consists of one common share of the Company and one-half of one common share purchase warrant with an exercise price of $3.75 per share and a term of the earlier of three years following a liquidity event or five years from the closing of the financing. The issue price allocated to the share portion of the Unit was $1.50 and $0.50 was allocated to each half warrant and recorded within common stock (in additional paid in capital) and warrants respectively.

Marketing Rights

On February 1, 2022, the Company issued 997,835 voting common shares rto secure an arrangement whereby the Company would act as the marketing agent for WestOak Naturals Inc. (“WestOak”) products and be entitled to commissions on sales to third parties. In contemplation of this arrangement, the Company recognized $1,995,670 in other intangible assets on its balance sheet on the date of the share issuance. On November 15, 2022, WestOak entered receivership and the Company recognized an impairment loss of $1,751,120, equal to the remaining unamortized intangible asset, and is presented as Impairment of goodwill and other intangible assets in the Consolidated Statements of Operations and Comprehensive Loss.

Warrants

The Company has issued two types of warrants:

Share warrants entitling the holder to acquire additional common shares of the Company at a fixed ratio of one for one (the “Warrants”); and

Broker warrants entitling holders to acquire additional Units of the Company at a fixed ratio of one for one (the “Broker Warrants”).

A summary of the status of the Warrants outstanding is as follows:

	Number	Weighted Average Exercise Price
Outstanding at January 31, 2021	10,561,244	$3.75
Warrants issued	50,000	$3.75
Outstanding at January 31, 2022	10,611,244	$3.75
Warrants issued (Note 4)	682,061	$3.75
Outstanding at January 31, 2023	11,293,305	$3.75
Outstanding at January 31, 2024	11,293,305	$3.75

On January 19, 2021, between the private placement Units of 10,108,328 and corporate finance fee Units of 502,916, the Company issued 10,611,244 Warrants pursuant to the Private Placement. Each warrant entitles the holder to purchase one common share at $3.75 per share until the date (the “Expiry Date”) that is the earlier of: (i) the three year anniversary of the date of a liquidity event; and (ii) the five year anniversary of the date of issuance of the Warrants. The Company may elect to accelerate the Expiry Date to the date that is thirty days following the date on which the Company issues a news release announcing the acceleration of the Expiry Date upon the ten consecutive trading day volume weighted average price of the common shares on a recognized exchange being equal to or exceeding $5.00, and within ten days of the end of such period.

Pursuant to the Private Placement on January 19, 2021, the Company also has outstanding at January 31, 2024, 1,609,332 Broker Warrants to acquire Units for $2.00 per Unit (2023 – 1,609,332 units at $2.00), which were issued 1,609,332 Broker Warrants to intermediaries as compensation for the Unit placement. Each unit consists of one common share of AFC and one-half of one common share purchase warrant with an exercise price of $3.75 per share and a term of the earlier of three years following a liquidity event or five years from the closing of the financing. The Company may elect to accelerate the Expiry Date to the date that is thirty days following the date on which the Company issues a news release announcing the acceleration of the Expiry Date upon the ten consecutive trading day volume weighted average price of the common shares on a recognized exchange being equal to or exceeding $5.00, and within ten days of the end of such period. These Broker Warrants are separate from the Warrants and not included in the table above.

The following tables summarize the warrants that remain outstanding as at January 31, 2024:

Warrants	Exercise Price	Expiry
11,293,305	$3.75	The earlier of: (i) the three year anniversary of the date of a liquidity event; and (ii) the five year anniversary of the date of issuance of the Warrants of January 19, 2021 (10,611,244 warrants) and May 15, 2022 (682,061 warrants) as further outlined in Note 4.

Broker Warrants	Exercise Price	Expiry
1,609,332	$2.00	The earlier of: (i) the three year anniversary of the date of a liquidity event; and (ii) the five year anniversary of the date of issuance of the Warrants

17.	Stock Compensation

The Company’s employee stock compensation plans provide for the granting of options to employees to purchase common stock of the Company pursuant to the Company’s 2021 Stock Option Plan.

During the year ended January 31, 2023, 7,975,000 options were granted with an exercise price of $5.00 (“Tranche 2”). These options vest over three-year period starting the grant date and expire five years after the grant date. The grant date fair value for the Company’s Tranche 2 stock options for the year ended January 31, 2024 were based on the following assumptions used within the Black-Scholes option pricing model:

Expected dividend yield	0%
Expected volatility	73%
Risk-free interest rate	2.13%
Expected term	2.9 years
Weighted average grant date fair value	$0.51

The average expected life represents the period of time that option grants are expected to be outstanding, calculated using the simplified method (see Note 2).

A summary of Tranche 2 activity during the year ended January 31, 2024 is presented below:

Options	Shares	Weighted Average Exercise Price
Outstanding as of January 31, 2023	7,825,000	$5.00
Granted	-	-
Exercised	-	-
Forfeited or expired	1,225,000	5.00
Outstanding as of January 31, 2024	6,600,000	5.00
Exercisable as of January 31, 2024	2,199,995	5.00

The weighted-average remaining contractual term of options outstanding as of January 31, 2024, is 2 years.

For the year ended January 31, 2024, stock compensation expense of $1,103,152 (2023 - $1,328,866) has been recorded related to Tranche 2. As of January 31, 2024, the total unrecognized compensation expense related to Tranche 2 granted was $1.1 million. The Company expects to recognize these unrecognized compensation expense over a remaining weighted average period of 1.0 years.

In the year ended January 31, 2022, 7,450,000 options were granted with an exercise price of $2.00 (“Tranche 1”). The original vesting terms for the Tranche 1 options were to commence vesting on the date upon which the Company’s common shares begin to trade on a stock exchange in Canada or the United States. During the year ended January 31, 2023, the Company modified the vesting start date for Tranche 1 to the original grant date. The Tranche 1 options vested over two- or three-year periods after the grant date and expire five years after the date of grant. The modification date fair value for the Company’s Tranche 1 stock options for the year ended January 31, 2024 were based on the following assumptions used within the Black-Scholes option pricing model:

Expected dividend yield	0%
Expected volatility	73%
Risk-free interest rate	0.7%
Expected term	2.7 years
Weighted average modification date fair value	$0.91

The average expected life represents the period of time that option grants are expected to be outstanding, calculated using the simplified method (see Note 2).

As a result of the modification, the Company recognized additional compensation expense of $5.4 million for the year ended January 31, 2023. In the year ended January 31, 2024, stock compensation expense of $1,451,705 has been recorded related to Tranche 1. As of January 31, 2024, the total unrecognized compensation expense related to Tranche 1 granted was $0.1 million. The Company expects to recognize these unrecognized compensation expense over a remaining weighted average period of 0.1 years.

A summary of Tranche 1 activity during the period ended January 31, 2024 is presented below:

Options	Shares	Weighted Average Exercise Price
Outstanding as of January 31, 2023	7,450,000	$2.00
Granted	-	-
Exercised	-	-
Forfeited or expired	-	-
Outstanding as of January 31, 2024	7,450,000	2.00
Exercisable as of January 31, 2024	6,716,667	2.00

The weighted-average remaining contractual term of options outstanding and exercisable as of January 31, 2024, is 2 years.

In the year ended January 31, 2023, 600,000 options were granted with an exercise price of $7.63 (“Tranche 3”). The Tranche 3 options vest over a period of three years that is triggered upon a listing on an exchange. In the years ended January 31, 2024 and 2023, no stock compensation expense has been recorded related to the Tranche 3 options as the vesting period is conditional upon the Company’s common shares trading on a stock exchange in Canada or the United States.

During the year ended January 31, 2024, 1,375,000 options were granted with an exercise price of $5.00 (“Tranche 4”). These options vest over a 1.1 year period, beginning on the grant date and expire 2.1 years after the grant date. The grant date fair value for the Company’s Tranche 4 stock options for the year ended January 31, 2024 were based on the following assumptions used within the Black-Scholes option pricing model:

Expected dividend yield	0%
Expected volatility	80%
Risk-free interest rate	3.99%
Expected term	1.3 years
Weighted average grant date fair value	$0.55

A summary of Tranche 4 activity during the year ended January 31, 2024 is presented below:

Options	Shares	Weighted Average Exercise Price
Outstanding as of January 31, 2023	-	$-
Granted	1,375,000	5.00
Exercised	-	-
Forfeited or expired	-	-
Outstanding as of January 31, 2024	1,375,000	5.00
Exercisable as of January 31, 2024	458,333	5.00

The weighted-average remaining contractual term of options outstanding as of January 31, 2024, is 2 years.

For the year ended January 31, 2024, stock compensation expense of $505,083 has been recorded related to Tranche 4. As of January 31, 2024, the total unrecognized compensation expense related to Tranche 4 granted was $0.3 million. The Company expects to recognize these unrecognized compensation expense over a remaining weighted average period of 1.0 years.

The Company’s Restricted Share Unit Plan provides for the granting of restricted stock and restricted stock units (Restricted Stock Awards) at no cost to certain officers and key employees. During the year ended January 31, 2024, no Restricted Stock Awards were granted (2023 – no Restricted Stock Awards). The Restricted Stock Awards were made in common stock or stock units over a vesting period of two years that is triggered upon a listing on an exchange. In the years ended January 31, 2024 and 2023, no stock compensation expense has been recorded related to the restricted stock awards as the vesting period is conditional upon the Company’s common shares trading on a stock exchange in Canada or the United States.

18.	Income taxes

Income tax recovery comprises of:

	Year ending
	January 31, 2024	January 31, 2023	January 31, 2022
Current tax recovery	$-	$(15,370)	$-
Deferred tax recovery	-	(78,681)	-
Origination and reversal of temporary differences	-	-	(95,088)
Income tax recovery	$-	$(94,051)	$(95,088)

The income tax expense differs from the amount computed by applying Canadian statutory rates to income before taxes for the following reasons:

	Year ending January 31, 2024	Year ending January 31, 2023	Year ending January 31, 2022
Loss after Equity method investment loss before income taxes	$(53,312,282)	$(45,578,581)	$(5,872,326)
At the Company’s statutory income tax rate of 27%	(14,394,316)	(12,306,217)	(1,585,528)
Tax effect of the following:
Change in valuation allowance	13,510,293	9,519,156	1,566,355
Permanent differences and others	884,023	2,693,010	(75,915)
Income tax recovery	$-	$(94,051)	$(95,088)

Deferred income tax assets and liabilities are made up of the timing differences on the following items:

	January 31, 2024	January 31, 2023
Property, plant and equipment	$(932,028)	$(523,041)
Intangibles	66,261	(24,451)
Non-capital loss carry forward	39,338,679	26,265,308
Share issue costs	43,990	248,323
Investment under significant influence	1,129,068	138,670
Forward contracts	(2,956,780)	(2,827,185)
Inventory	(431,682)	(283,336)
Valuation allowance	(36,504,581)	(22,994,288)
Net deferred tax liabilities	$(247,073)	$-

As of January 31, 2024, and January 31, 2023, management assessed the realizability of deferred tax assets and evaluated the need for an amount of a valuation allowance for deferred tax assets on a jurisdictional basis. This evaluation utilizes the framework contained in ASC 740, Income Taxes, pursuant to which management analyzed all positive and negative evidence available at the balance sheet date to determine whether all or some portion of the deferred tax assets will not be realized. Under this guidance, a valuation allowance must be established for deferred tax assets when it is more likely than not (a probability level of more than 50%) that they will not be realized. Based upon available evidence, it was concluded on a more-likely-than-not basis that certain deferred tax assets were not realizable as of January 31, 2023. Accordingly, a valuation allowance of $36,504,581 has been recorded to offset these deferred tax assets.

As at January 31, 2024, the Company has Canadian non-capital loss carry-forwards of approximately $145,698,811 (January 31, 2023 – $97,094,450) which may be carried forward to apply against future income tax for Canadian income tax purposes. These non-capital loss carry-forwards begin to expire in 2040. Deferred tax assets have been recognized on these non-capital loss carry-forwards to the extent that they eliminate deferred tax liabilities. Deferred tax assets on the remaining non-capital loss carry-forwards in respect of these items have been fully provided for because it is unknown as to what future taxable profit will be available which the Company can utilize the benefits therefrom.

Description	Balance at Beginning of Fiscal Year	Additions Charged to Costs and Expenses	Acquisitions, Divestitures, and Others	Balance at End of Fiscal Year
Fiscal Year 2024:
Valuation allowance on DTA	22,994,288	13,757,366	(247,073)	36,504,581
Fiscal Year 2023:
Valuation allowance on DTA	5,206,457	9,519,156	8,268,675	22,994,288
Fiscal Year 2022:
Valuation allowance on DTA	3,640,102	1,566,355	-	5,206,457

19.	Segment information

For the Company’s reportable operating segments during the year ended January 31, 2024, revenue and net loss are as follows:

January 31, 2024	Disruptive Agriculture & Rudimentary Ingredients	CPG	Corporate and Other	Inter-segment Eliminations	Consolidated
Revenue	$362,730,828	$15,391,498	$4,428	$(9,703,356)	$368,423,398
Net loss for the year	$(20,400,376)	$(12,901,140)	$(19,960,094)	$(50,672)	$(53,312,282)
Assets	$134,359,310	$17,910,208	$10,653,780	$(19,035,343)	$143,887,955

For the Company’s reportable operating segments during the year ended January 31, 2023, net earnings (loss) are as follows:

January 31, 2023	Disruptive Agriculture & Rudimentary Ingredients	CPG	Corporate and Other	Inter-segment Eliminations	Consolidated
Revenue	$392,430,824	$9,579,047	$941	$(5,546,308)	$396,464,504
Net loss for the year	$(16,051,802)	$(14,924,353)	$(14,508,375)	$-	$(45,484,530)
Assets	$149,336,997	$23,176,014	$14,114,352	$(5,737,987)	$180,889,376

For the Company’s reportable operating segments during the year ended January 31, 2022, net earnings (loss) are as follows:

January 31, 2022	Disruptive Agriculture & Rudimentary Ingredients	CPG	Corporate and Other	Consolidated
Revenue	$198,654,751	$202,962	$-	$198,857,713
Net loss for the year	$(1,715,505)	$(1,249,470)	$(2,812,263)	$(5,777,238)
Assets	$155,969,937	$4,006,528	$11,342,006	$171,318,471

Intersegment sales have been recorded at cost plus a margin. Net loss for each segment is based on revenue less identifiable expenses. Note that prior to the 2023 fiscal year, there were no intersegment transactions/balances to eliminate.

Geographic area information for net sales to external customers, determined based on the location of the customers to which the Company made the sales follows:

For the Years Ended	Year ended January 31, 2024	Year ended January 31, 2023	Year ended January 31, 2022
Canada	141,040,609	159,191,812	98,245,468
United States	72,650,287	87,691,635	36,690,542
Mexico	38,284,772	37,436,222	26,807,762
China	49,630,336	33,545,954	1,319,079
France	15,377,435	15,284,057	8,334,567
Turkey	5,134,907	11,981,465	7,255,828
Rest of the world	46,305,052	51,333,359	20,204,467
Total	368,423,398	396,464,504	198,857,713

As at January 31, 2024 and 2023 all long-lived assets other than the investment in affiliate are located in Canada.

20.	Revenue

The following tables present revenues from external customers disaggregated by timing of recognition and segment for the years ended January 31, 2024 and 2023.

	Year Ended January 31, 2024
	Revenue from contracts with customers (Topic 606 Revenue, point in time)	Commodity contracts (Topic 815 Revenue)	Land rent (Topic 842 Revenue)	Total Revenue
Disruptive Agriculture & Rudimentary Ingredients
Durum	-	105,245,392	-	105,245,392
Peas	-	59,339,111	-	59,339,111
Lentils	-	71,370,483	-	71,370,483
Wheat	-	26,275,606	-	26,275,606
Canary Seed	-	59,608,200	-	59,608,200
Canola	-	21,208,747	-	21,208,747
Other	-	12,773,612	1,026,800	13,800,412
Total Disruptive Agriculture & Rudimentary Ingredients	-	355,821,151	1,026,800	356,847,951
Total CPG	11,571,019	-	-	11,571,019
Total Corporate and Other	4,428	-	-	4,428
Total Revenue	11,575,447	355,821,151	1,026,800	368,423,398

	Year Ended January 31, 2023
	Revenue from contracts with customers (Topic 606 Revenue, point in time)	Commodity contracts (Topic 815 Revenue)	Land rent (Topic 842 Revenue)	Total Revenue
Disruptive Agriculture & Rudimentary Ingredients
Durum	-	99,918,425	-	99,918,425
Peas	-	54,915,488	-	54,915,488
Lentils	-	82,460,004	-	82,460,004
Wheat	-	34,137,384	-	34,137,384
Canary Seed	-	56,904,224	-	56,904,224
Canola	-	44,816,622	-	44,816,622
Other	-	13,473,085	405,741	13,878,826
Total Disruptive Agriculture & Rudimentary Ingredients	-	386,625,231	405,741	387,030,972
Total CPG	9,432,591	-	-	9,432,591
Total Corporate and Other	941	-	-	941
Total Revenue	9,433,532	386,625,231	405,741	396,464,504

	Year Ended January 31, 2022
	Revenue from contracts with customers (Topic 606 Revenue, point in time)	Commodity contracts (Topic 815 Revenue)	Land rent (Topic 842 Revenue)	Total Revenue
Disruptive Agriculture & Rudimentary Ingredients
Durum	-	26,594,259	-	26,594,259
Peas	-	29,568,660	-	29,568,660
Lentils	-	41,820,787	-	41,820,787
Wheat	-	20,369,584	-	20,369,584
Canary Seed	-	41,708,979	-	41,708,979
Canola	-	22,206,864	-	22,206,864
Other	-	15,845,861	539,757	16,385,618
Total Disruptive Agriculture & Rudimentary Ingredients	-	198,114,994	539,757	198,654,751
Total CPG	202,962	-	-	202,962
Total Corporate and Other	-	-	-	-
Total Revenue	202,962	198,114,994	539,757	198,857,713

21.	Fair value measurements

The Company’s various financial instruments include certain components of working capital such as trade accounts receivable and trade accounts payable. Additionally, the Company uses short and long-term debt to fund operating requirements. Trade accounts receivable, trade accounts payable, and short-term debt are each stated at their carrying values. As these financial instruments have maturities of less than twelve-months, the carrying values are reasonable proxies of fair value. The Company’s financial instruments also include derivative instruments, which are stated at fair value. For a definition of fair value and the associated fair value levels, refer to Note 1- Nature of Business, Basis of Presentation and Significant Accounting Policies.

The following tables set forth, by level, the Company’s assets and liabilities that were accounted for at fair value on a recurring basis:

	Fair Value Measurements at January 31, 2024
	Level 1	Level 2	Level 3	Total
Assets:
Inventories carried at fair value	$-	$13,249,169	$9,399,212	$22,648,381
Unrealized derivative gains:
Commodity contracts	-	-	15,187,459	15,187,459
Foreign exchange contracts	-	359,973	-	359,973
Total Assets	$-	$13,609,142	$24,586,671	$38,195,813
Liabilities:
Unrealized derivative losses:
Commodity contracts	$-	$-	$3,250,260	$3,250,260
Foreign exchange contracts	-	1,346,133	-	1,346,133
Interest swap contract	-	21,105		21,105
Total Liabilities	$-	$1,367,328	$3,250,260	$4,617,498

	Fair Value Measurements at January 31, 2023
	Level 1	Level 2	Level 3	Total
Assets:
Inventories carried at fair value	$-	$32,268,912	$4,253,232	$36,522,144
Unrealized derivative gains:
Commodity contracts	-	-	14,030,350	14,030,350
Foreign exchange contracts	-	542,862	-	542,862
Total Assets	$-	$32,811,774	$18,283,582	$51,095,356
Liabilities:
Unrealized derivative losses:
Commodity contracts	$-	$-	$977,331	$977,331
Foreign exchange contracts	-	3,124,828	-	3,124,828
Interest swap contract	-	144,283	-	144,283
Total Liabilities	$-	$3,269,111	$977,331	$4,246,442

Estimated fair values for inventories carried at fair value and forward commodity purchase and sale contracts are based on exchange-quoted or broker-quoted prices (observable inputs), adjusted for differences in local markets and quality, referred to as basis (unobservable inputs). Market valuations for the Company’s inventories and forward commodity purchase and sale contracts are adjusted for location and quality (basis) because the exchange-quoted prices represent contracts that have standardized terms for commodity, quantity, future delivery period, delivery location, and commodity quality or grade. The basis adjustments are generally determined using inputs from broker or dealer quotations or market transactions in either listed or over the counter (OTC) markets and are considered observable. In some cases, the basis adjustments are unobservable because they are supported by little to no market activity. When observable inputs are available for the commodity it is classified in Level 2. When unobservable inputs have a significant impact (more than 10%) on the measurement of fair value, the inventory or forward commodity purchase and sale contracts are classified in Level 3. Changes in the fair value of inventories and forward commodity purchase and sale contracts are recognized in the consolidated statements of operations and comprehensive loss as a component of cost of sales.

Derivatives also include contracts for foreign currencies and interest rate swaps. Foreign currency contracts are valued based on broker-quotes for foreign currencies and interest rate swaps are based on swap curves. As observable inputs are available for these derivatives they have been classified in Level 2. Changes in the fair value of foreign currency-related derivatives are recognized in the consolidated statements of operations and comprehensive loss as a component of cost of sales and changes in the fair value of interest rate swap derivatives are recognized in the consolidated statements of operations and comprehensive loss as a component of interest expense.

The following tables present a roll forward of the activity of all assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the years ended January 31, 2024 January 31, 2023:

	Fair Value Measurements at January 31, 2024
	Inventories Carried at Fair Value	Commodity Derivative Contracts, Net	Total
Balance, January 31, 2023	$4,253,232	$13,053,019	$17,306,251
Total increase (decrease) in net realized/ unrealized gains included in cost of products sold	1,382	(1,700,758)	(1,699,376)
Purchases	90,681,045	-	90,681,045
Sales	(93,760,509)	-	(93,760,509)
Settlements	-	584,938	584,938
Transfer into Level 3	8,224,062	-	8,224,062
Transfer out of Level 3	-	-	-
Ending balance, January 31, 2024	$9,399,212	$11,937,199	$21,336,411

	Fair Value Measurements at January 31, 2023
	Inventories Carried at Fair Value	Commodity Derivative Contracts, Net	Total
Balance, January 31, 2022	$15,755,973	$14,790,708	$30,546,681
Total increase (decrease) in net realized/ unrealized gains included in cost of products sold	(2,542,916)	(3,649,531)	(6,192,447)
Purchases	241,575,075	-	241,575,075
Sales	(242,016,500)	-	(242,016,500)
Settlements	-	1,911,842	1,911,842
Transfer into Level 3	2,089,634	-	2,089,634
Transfer out of Level 3	(10,608,034)	-	(10,608,034)
Ending balance, January 31, 2023	$4,253,232	$13,053,019	$17,306,251

	Fair Value Measurements at January 31, 2022
	Inventories Carried at Fair Value	Commodity Derivative Contracts, Net	Total
Balance, January 31, 2021	$4,696,097	$409,222	$5,593,058
Total increase (decrease) in net realized/ unrealized gains included in cost of products sold	452,501	14,381,486	15,243,209
Purchases	54,240,073	-	54,240,073
Sales	(45,635,791)	-	(45,635,791)
Settlements	-	-	(409,222)
Transfer into Level 3	4,859,554	-	4,859,554
Transfer out of Level 3	(2,856,461)	-	(2,856,461)
Ending balance, January 31, 2022	$15,755,973	$14,790,708	$30,546,681

Transfers into Level 3 of assets and liabilities previously classified in Level 2 were due to a significant increase in the relative value of unobservable inputs to the total fair value measurement of certain inventories. Transfers out of Level 3 were primarily due to a significant decrease in the relative value of unobservable inputs to the total fair value measurement of certain inventories and thus permitting reclassification to Level 2.

The following table outlines the weighted average percentage of the unobservable price components included in the Company’s Level 3 valuations as of January 31, 2024 and 2023. The Company’s Level 3 measurements for inventory and forward commodity purchase and sale contracts include adjustments for differences in market zones which are unobservable inputs and are impacted by location, local markets and quality. In some cases the commodity prices are considered unobservable because they are supported by little to no market activity.

	Market zone adjustments as weighted average % of total fair value
	January 31, 2024		January 31, 2023		January 31, 2022
Description	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Inventories carried at fair value	14.5%	--%	14.5%	--%	11.3%	--%
Commodity contracts	7.8%	11.2%	13.3%	10.5%	31.0%	16.7%

If the Company used different methods or inputs to determine fair values, amounts reported as unrealized gains and losses on derivative contracts and inventories carried at fair value in the consolidated balance sheets and consolidated statements of operations and comprehensive loss could differ. Factors such as the ability to substitute products, weather, fuel costs or contract specific terms could impact the judgments of the unobservable market zone adjustments. Additionally, if market conditions change subsequent to the reporting date, amounts reported in future periods as unrealized gains and losses on derivative contracts and inventories carried at fair value in the consolidated balance sheets and consolidated statements of operations and comprehensive loss could differ.

22.	Related Party transactions and balances

Related party transactions include transactions with corporate investors who have representation on the Company’s Board.

Kambeitz Agri Inc. (“Agri”) is considered a related party due to one common director. At January 31, 2024, there are amounts owing of $178,500 (January 31, 2023 – $178,500) included in due to related parties. In the absence of set repayment terms on the amount due to Agri, there is no term that prevents Agri from demanding repayment. Accordingly, the amount has been classified as a current liability.

KF Kambeitz Farms Inc. (“KF Farms”) is considered a related party due to one common director. Commodity purchases and grain handling service provided by KF Farms during the year ended January 31, 2024 was $12,879,861 (January 31, 2023 – $19,224,028, January 31, 2022 - $13,764,246) and are recognized in the consolidated statements of operations and comprehensive loss as a component of cost of sales. KF Farms provided selling, general and administrative services amounting to $62,625 (January 31, 2023 – $28,895, January 31, 2022 - $117,557). Commodity sales to KF Farms during the year ended January 31, 2024 amounted to $689,283 (January 31, 2023 – $271,170, January 31, 2022 - $2,403,633). At January 31, 2024 there are amounts receivable of $nil (January 31, 2023 – $159,960) and payable of $5,907,681 (January 31, 2023 – $8,302,016) included in due from or to related parties. While there is no set repayment term on the amount due from KF Farms, these are not expected to be collected within twelve months of year-end. Accordingly, the amount has been classified within non-current assets.

KF Capital Corp (“KF Capital”) is considered a related party due to one common director. During the year ended January 31, 2024, the Company purchased $87,226 of property, plant and equipment assets from KF Capital. At January 31, 2024, this amount is included in due to related parties.

KF Hemp Corp (“KF Hemp”) is considered a related party due to one common director. During the year ended January 31, 2024, the Company had no transactions with KF Hemp. At January 31, 2024, there is an amount receivable of $159,960 relating to sales in previous years. This amount is included in due to related parties.

Purely Canada Terminal Corp (“PCTC”) is considered a related party to due to one common director. Prior to leasing the terminal as described below, Above utilized grain handling, storage, and project management services provided by PCTC. As a result of the lease, during the years ended January 31, 2024 and 2023, grain handling, storage, and project management services in the amount $nil were provided by PCTC. At January 31, 2024 there is an amount receivable of $nil (January 31, 2023 – $142,446) that is included in due from related parties. While there is no set repayment term on the amount due from PCTC, these are not expected to be collected within twelve months of year-end. Accordingly, the amount has been classified within non-current assets.

Above also has a lease with PCTC for use of the Grain Terminal at Lajord for a period of ten (10) years which commenced November 30, 2020 and may be renewed for an additional three ten (10) year terms. Basic rent is equal to the exact monthly BDC mortgage payment payable of principal, and interest as well as the monthly RBC prime rate of interest multiplied by the shareholder loan balance of $12,800,000. There is an option to purchase the Grain Terminal at the conclusion of the first ten (10) year term for a purchase price of $34,850,000 minus all principal payments made as part of the basic rent. Lease and utilities payments made to PCTC during year ended January 31, 2024 was $3,109,578 (January 31, 2023 – $2,647,497). At January 31, 2024 the lease liability remaining was equal to $31,500,445 (January 31, 2023 – $32,665,304).

23.	Selling, general and administrative expenses

	January 31, 2024	January 31, 2023	January 31, 2022
Depreciation and amortization	$2,333,969	$1,817,286	$511,816
Wages and salaries (including stock compensation expense)	14,115,663	15,627,230	3,947,636
Professional services	8,068,129	4,567,076	4,379,672
Advertising and promotions	742,617	1,534,451	551,863
Insurance	2,174,446	1,552,871	494,789
Rent	2,490,718	1,067,331	117,670
Supplies and utilities	1,977,222	1,491,994	834,794
Repairs and maintenance	475,807	477,845	151,915
Bad debt	409,556	879,205	777
Meals and entertainment	330,990	293,710	36,281
Bank charges	384,535	221,742	147,496
Business fees and licenses	81,174	117,950	54,775
Contracts and development fees	174,418	157,791	48,675
Courier and postage	159,824	162,932	100,554
Motor vehicle expenses	247,768	238,944	56,602
Subscription and memberships	174,522	131,277	45,642
Travel	207,976	187,385	95,854
Property taxes	271,901	71,168	50,412
Other expense (income)	(598,711)	509,216	66,384
Selling, general and administrative	$34,222,524	$31,107,404	$11,693,607

24.	Commitments and Contingencies

In the ordinary course of business, the Company may be involved in various legal proceedings and subject to claims that arise. The results of litigation and claims are inherently unpredictable and uncertain, the Company is not currently a party to any legal proceedings which may have a probable or estimatable outflow of economic resources.

25.	Loss per share

The Company computes basic loss per share using the weighted average number of common shares outstanding during the year. Diluted loss per share is computed using the weighted average number of common shares and common share equivalents of potentially dilutive securities that are outstanding during the year, except in years in which the Company incurs a net loss. The Company’s potentially dilutive securities consist of warrants, stock options, and restricted stock units.

The weighted average share impact of warrants, broker warrants, restricted stock units, stock options, and convertible loans that were excluded from the calculation of diluted shares outstanding, because they are anti-dilutive for the years ended January 31, 2024 and 2023, are as follows:

Anti-dilutive common share equivalents	January 31, 2024	January 31, 2023	January 31, 2022
Warrants	11,293,305	11,293,305	10,611,244
Broker warrants	1,609,332	1,609,332	1,609,332
Restricted stock units	7,200,000	7,200,000	7,200,000
Stock Options	16,025,000	16,025,000	7,450,000
Convertible debt	5,504,566	2,842,825	-
	41,632,203	38,970,462	26,870,576

26.	Subsequent events

On August 28, 2023, Above entered into an asset-purchase agreement pursuant to which Above will purchase certain AI-based genomic assets, intellectual property, and trait development technology licensing rights from NRGene Technologies Ltd. (“NRGene”). NRGene will receive a combination of $2.5 million cash and $10 million in common shares of TopCo, calculated as of the date of the IPO, as well as royalties from commercialization of specific projects. By July 5, 2024, the entire consideration was settled in shares.

On May 14, 2024, Above Food Ingredients Corp. (USA), a wholly owned subsidiary of Above Food Corp., entered into an asset purchase agreement with Arcadia Biosciences, Inc. (“Arcadia”), and their wholly owned subsidiary, Arcadia Wellness, LLC. The acquired assets were comprised primarily of cash, commodity inventory and intangible assets (trademarks and patents). In exchange for these assets, the Company issued a promissory note for USD $6.0 million. The promissory note is repayable by the third anniversary, payable in yearly installments of USD $2.0 million with interest payable on each anniversary of the effective date at the prime rate. Arcadia also has the right to obtain publicly traded TopCo common shares in the amount of USD $2.0 million until the second anniversary of the promissory note, instead of receiving one of the installment payments in cash.

On June 13, 2024, Above issued 2,377,082 common shares in exchange for cash proceeds of USD $5 million to Grupo Empresarial Enhol, S.L (“Enhol”). Concurrently, Above issued 6,180,413 common shares to Enhol as consideration for 100% of Brotalia, S.L., a wholly owned subsidiary of Enhol.

On June 28, 2024, the Business Combination with Bite (Note 1) was finalized. Concurrent with the Business Combination with BITE:

a) TopCo and Bite entered into subscription agreements with certain investors (the “PIPE Investors”) pursuant to which the PIPE investors agreed to purchase common shares of TopCo at a purchase price of USD $10 per share. TopCo issued 530,000 common shares to the shareholders of Veg House Holdings Inc. for cash proceeds of USD $5.3 million. Concurrently, TopCo issued additional 322,550 common shares to the same group of shareholders as a deposit for a potential future transaction.

b) The convertible subordinated loans payable to Lexington Capital, SmartDine LLC, and Orionsea enterprises were converted into 1,097,385 common shares of TopCo.

c) TopCo issued 1,604,253 common shares to acquire the remaining interest of ANF. Upon closing, ANF became a wholly owned subsidiary of TopCo.

d) TopCo assumed USD $2.0 million of convertible debt payable to Smart Dine, LLC. TopCo promised to pay Smart Dine, LLC USD $2.0 million in principle on the maturity date of June 27, 2026, with interest accruing on the unpaid principal amount at a rate equal to six percent per quarter, compounded quarterly. The entire principle amount is convertible into TopCo Common Shares at Smart Dine, LLC’s election.